Annual Report

2025

CSX

Photo Credit: The first train crossing the Blue Ridge Subdivision after its rebuild – September 25, 2025.



CSX ANNUAL REPORT 2025

In This Report

CEO Letter to Shareholders

Dear Shareholders,



2025 was a challenging year for CSX. Severe weather disruptions and the simultaneous execution of two large-scale infrastructure projects constrained our network early in the year, and a soft freight environment and unplanned customer closures offered little support. Revenue declined 3 percent on flat volume, operating margin decreased 400 basis points and adjusted operating margin contracted 360 basis points*. Earnings per diluted share decreased to $1.54, with adjusted earnings per diluted share at $1.61*. These results fell short of our expectations.

But our employees accomplished a great deal in 2025 that positions this railroad for stronger operational and financial performance in 2026. They delivered two of the most consequential infrastructure projects in CSX's recent history, recovered service performance through the second half of the year, and improved safety across the network.

Safety
Safety is our sacred responsibility. Nothing is more important than every employee returning home safely at the end of each workday. Our FRA personal injury frequency index improved to 0.94 and our train accident rate improved to 3.08, both representing year-over-year improvement driven by focused training, stronger field engagement, and disciplined operating practices. We are committed to continuous improvement in both measures.

Infrastructure
We delivered two of the most ambitious infrastructure projects in CSX's recent history in a single year. The reopening of Baltimore's Howard Street Tunnel, a more than $450 million expansion of a 130-year-old tunnel completed in just 233 consecutive days of around-the-clock work, cleared a century-old bottleneck on the I-95 corridor and will enable double-stack intermodal service through Baltimore for the first time.

During the same time, CSX also rebuilt 60 miles of the Blue Ridge Subdivision destroyed by Hurricane Helene's once-in-a-thousand-year flooding, restoring full service in under a year. Reconstruction required more than 570,000 man hours, one million cubic yards of rock, and 35,500 linear feet of new track laid through the Nolichucky River Gorge. I witnessed firsthand the impact we had on the surrounding communities, and it was a source of great pride for all of us at CSX.

Combined with the completion of the landmark 75th Street CREATE Flyover in Chicago, which eliminated a critical chokepoint in the nation's busiest rail hub, these investments add capacity and flexibility to our operations and position CSX to benefit as demand strengthens.

Service
Network performance improved steadily as the infrastructure disruptions from early 2025 cleared. Train velocity, terminal dwell, and trip plan performance all improved into the second half of the year. That momentum has carried into 2026 and provides a foundation for commercial growth. Going forward, we will have an unwavering commitment to consistent and reliable service. Our customers expect nothing less.

Commercial
CSX added 85 new or expanded rail-served facilities in 2025, with approximately 600 customer-related development projects in various stages of engagement across our network. We also expanded our competitive reach through new intermodal and interchange agreements with partner railroads, giving customers broader access to destinations across North America.

Productivity and Capital Allocation
We are leveraging AI technology to pursue productivity with renewed vigor. Productivity will become part of our operating DNA, just like safety, service, and operational excellence.

Investing in our infrastructure to ensure safe and reliable service will always take precedence in our capital spending. Going forward, we will be more disciplined in how we plan and execute our capital programs, using predictive analytics to help focus and prioritize our spend.

Our strong cash flow enabled us to return $2.4 billion to shareholders in the form of dividends and share repurchases. We also increased our dividend by 8%, which demonstrates our confidence in future cash flow generation.

Our People and Culture
At the heart of everything we do is our people. We are working to build high-performing teams, a high-performance culture, and develop a pipeline of talent that will achieve and sustain best-in-class performance.

That means setting clear expectations, measuring performance rigorously, investing in development at every level, and recognizing and rewarding the people who deliver. Our more than 22,000 employees come to work every day to operate one of the most complex networks in North America. Our commitment is to give them the tools, the training, and the leadership they need to perform at their best.

Looking Forward
Our objective is to build CSX into the best-performing railroad in North America, measured by the safety of our operations, the reliability of our service, the efficiency of our cost structure, and the returns we generate on the capital our shareholders entrust to us.

Underpinning everything we do is a commitment to our core values: safety, integrity, operational excellence, and our responsibilities to the customers we serve and the communities where we live and work.

The operational foundation of this railroad is strong. Our service product is improving, and we have an active pipeline of commercial opportunities that will deliver value for our customers, our communities, and our shareholders.

We are confident in the strategy we have outlined and in the ability of our team to execute it. We look forward to delivering results that reflect the full potential of this franchise.

Thank you for your continued support.

Sincerely,

Steve Angel
President and Chief Executive Officer

*See reconciliations of these non-GAAP measures to corresponding GAAP measures in the Non-GAAP Measures section of the Company's 2025 Form 10-K.

Powered to Perform

CSX Revenue Mix



62% Merchandise

15% Intermodal

13% Coal

6% Trucking

4% Other

32% Chemicals

18% Agricultural and Food Products

13% Automotive

11% Forest Products

10% Metals and Equipment

10% Minerals

6% Fertilizers

CSX brings on-time delivery, first-class service, and a seamless shipping experience to customers across an extensive network.

The network reaches nearly two-thirds of the U.S. population and a diverse set of consumers and industrial end markets. A leading supplier of rail-based freight transportation, CSX is powered to deliver comprehensive service solutions.

CSX Network

PORTLAND
SYRACUSE
BUFFALO
SELKIRK
DETROIT
CHICAGO
TOLEDO
CLEVELAND
WILLARD
PITTSBURGH
CUMBERLAND
COLUMBUS
BALTIMORE
AVON
EAST ST LOUIS
CINCINNATI
RUSSELL
LOUISVILLE
RICHMOND
ROCKY MOUNT
NASHVILLE
MEMPHIS
HAMLET
FLORENCE
ATLANTA
BIRMINGHAM
CHARLESTON
MONTGOMERY
SAVANNAH
WAYCROSS
MOBILE
JACKSONVILLE
NEW ORLEANS
TAMPA

● MAJOR TERMINAL
— CSX RAIL SERVICE
— CSX OPERATING AGREEMENT

Financial Performance

In 2025, total revenue declined $448 million, or 3 percent, driven primarily by lower export coal revenue, reduced merchandise volumes, and lower fuel recovery. These declines were partially offset by merchandise pricing gains and higher intermodal volumes.

Total expenses increased 3 percent year over year, reflecting higher wage rates and broad inflation in materials and services. CSX also incurred approximately $150 million in one-time costs related to network disruptions associated with major infrastructure projects, severance, asset impairments, and advisory expenses and contract restructurings.

As a result, operating margin declined 400 basis points to 32.1 percent, while adjusted operating margin contracted 360 basis points to 33.2 percent*. Net earnings and adjusted net earnings declined to $2.9 billion and $3.0 billion*, respectively, and earnings per diluted share and adjusted earnings per diluted share decreased to $1.54 and $1.61*, respectively. Share repurchases partially offset the impact of lower earnings on a per-share basis.

*See reconciliations of these non-GAAP measures to corresponding GAAP measures in the Non-GAAP Measures section of the Company's 2025 Form 10-K.

By The Numbers

Revenue (billions)

2024	2025	
$14,540	$14,092	-3%

Earnings per Diluted Share

2024	2025	
$1.79	$1.54	-14%

Expense (billions)

2024	2025	
$9,295	$9,571	3%

Operating Income

2024	2025	
$5,245	$4,521	-14%

Operating Margin

2024	2025	
36.1%	32.1%	400 bps decrease

Safety Performance

Safety is our sacred responsibility. Nothing is more important than every employee returning home safe at the end of the day.

CSX made measurable progress improving safety performance in 2025. The Company's FRA personal injury frequency index improved 24 percent year over year to 0.94, while the train accident rate declined 13 percent to 3.08.

These results were driven by continuous improvement initiatives and consistent execution across the network, including:

- **Exposure reduction and targeted training** to sharpen risk awareness and reinforce safe work practices in high-risk tasks

- **More structured job safety briefings,** ensuring safety considerations are clearly understood before work begins

- **Frontline, shoulder-to-shoulder coaching** that reinforces accountability and safe behaviors in real time

- **Balanced operational testing of critical rules** to promote consistent and fair application of safety standards

- **Daily cross-functional safety alignment sessions,** providing clear visibility into regional risks and mitigation plans

Technology Supporting Safety

CSX continues to deploy technology that helps reduce risk and improve situational awareness across its network.

In 2025, the Company advanced the **Mobile Collision Safety system**, which uses GPS, cameras, radar, and lidar to identify potential collision risks around moving equipment and automatically intervene when hazards are detected — adding an extra layer of protection in high-risk work environments.

CSX also expanded the use of **autonomous electric shuttles** at select terminals to improve employee safety and efficiency by reducing exposure during transportation between work areas, allowing crews to focus on core operational tasks.

These tools complement disciplined operating practices and frontline accountability, supporting CSX's ongoing efforts to operate more safely and consistently.

FRA Train Accident Rate

2024
3.56

2025
3.08 ⇥ 13%

FRA Personal Injury Frequency Index

2024
1.23

2025
0.94 ⇥ 24%

Lower index numbers reflect better results



Service Performance

CSX will have an unwavering commitment to consistent and reliable service. We and our customers expect nothing less.

In early 2025, service disruptions required decisive action to rebalance the network, improve asset utilization, and reinforce disciplined execution across terminals and corridors.

As the year progressed, network performance improved meaningfully as the company achieved better coordination across operations, transportation, mechanical, and engineering teams, as well as closer alignment between service planning and execution.

Throughout the recovery, customer engagement remained a priority. CSX worked closely with customers to manage disruptions, reset expectations, and restore confidence in service

reliability. Intermodal customers particularly benefited from improved consistency as network conditions stabilized, supporting volume growth despite a soft trucking market.

Service metrics reflected this transition with performance improving materially as the year progressed. Service metrics were materially higher in the second half of the year compared to the first half, and by year end network performance was broadly outpacing that of the prior year. In the fourth quarter of 2025, average network velocity increased 7 percent and terminal dwell improved 13 percent compared with the prior year. Carload trip plan performance increased 9 percent, and intermodal trip plan performance improved 8 percent — reflecting strong network momentum exiting the year.

Quarterly



Train Velocity (miles per hour)

Q1 25	17.6
Q2 25	17.5
Q3 25	18.9
Q4 25	19.6

Dwell (hours)

Q1 25	11.5
Q2 25	10.4
Q3 25	9.5
Q4 25	9.8

Trip Plan Performance

Carload		Intermodal	
Q1 25	69%	Q1 25	90%
Q2 25	75%	Q2 25	90%
Q3 25	83%	Q3 25	93%
Q4 25	83%	Q4 25	92%

By The Numbers

Annually

Train Velocity (miles per hour)

2024	2025	
18.3	18.4	⟼ 1%

Dwell (hours)

2024	2025	
10.3	10.3	⟼ Flat

Carload – Trip Plan Performance

2024	2025	
79%	78%	⟼ -1%

Intermodal – Trip Plan Performance

2024	2025	
91%	91%	⟼ Flat

Cars Online

2024	2025	
127,291	125,379	⟼ 2%

Growth Opportunities

CSX continued to advance a focused portfolio of growth initiatives in 2025, centered on expanding network capabilities, improving market access, and strengthening the long-term competitiveness and profitability of our franchise. These efforts are deliberately aligned with customer needs, supply chain resiliency, and disciplined capital investment.

The rebuilt Howard Street Tunnel modernizes and expands the capacity of freight rail transportation along the East Coast by enabling double-stack intermodal service through Baltimore. In 2025, CSX completed tunnel expansion work that allowed the tunnel to restart in the fall; double-stack service will commence when the remaining clearance projects are completed in early 2026. This unlocks new route options, raises network efficiency, and significantly expands CSX's ability to serve intermodal demand along the I-95 corridor.

The Blue Ridge investment further strengthened CSX's growth foundation by restoring and modernizing a critical corridor. The rebuilt 60-mile Blue Ridge Subdivision is one of four North–South routes in the CSX network. It serves as a vital throughway for both local customers and systemwide traffic, historically carrying more than 14 million tons of freight annually and reconnecting Appalachian communities to the broader national freight network. The rebuild incorporated enhanced design standards and infrastructure improvements that better position the corridor to withstand future severe weather and natural disasters. Together, these upgrades increased capacity, flexibility, and long-term resiliency, enabling CSX to reliably support existing customers while positioning the network for future traffic tied to regional economic development and long-term industrial growth.

CSX continues to enhance its competitive position through interchange and intermodal agreements that expand network reach and improve connectivity with other Class I railroads. The Company announced a new coast-to-coast intermodal partnership with BNSF serving both domestic and international customers. CSX made continued progress on the Southeast Mexico Express with Canadian Pacific Kansas City, a cross border interchange corridor linking Mexico and Texas with key U.S. Southeast markets. We also launched a new intermodal service with CN into Nashville, Tennessee, for international containers moving from Canada's West Coast gateways into the Southeast.

Our successful industrial development program helped facilitate additions of incremental customer capacity onto our network in 2025. As federal, state, and local governments continue to encourage industrial investment within the U.S., CSX benefits from stronger demand for rail-served sites. Our industrial development team is actively engaged with approximately 600 customer-related projects across its network, reflecting sustained interest in rail solutions and long-term confidence in the value of the Company's infrastructure and service capabilities.



Photo Credit: Inside the Howard Street Tunnel in Baltimore during the 2025 expansion build.

Yard transformations remained an important enabler of both service reliability and growth. Infrastructure investments at key locations — including Willard and Walbridge, Ohio; Cumberland, Maryland; and Avon, Indiana — expanded capacity, reduced congestion, and improved efficiency at critical network nodes, supporting higher-quality service and future volume opportunities.

Howard Street



Prattville Select Site

Walbridge Yard



Environmental Sustainability

CSX's environmental strategy is grounded in operating the railroad safely and efficiently, which are foundational to sustainability. When the network runs smoothly and consistently, fuel efficiency improves and emissions decline. Rail remains the most fuel-efficient way to move freight over land, with CSX able to move one ton of freight approximately 535 revenue ton miles, on average, on a single gallon of fuel. In 2025, CSX led U.S. Class I railroads with fuel efficiency of 0.968 gallons per thousand gross ton miles (kGTM), delivering meaningful environmental benefits at scale.

In 2025, CSX continued testing and development of technologies and practices that improve fuel efficiency and reduce emissions across the network. These efforts included enhancements to locomotive operating systems, continued deployment of energy-management tools, and operational improvements that reduce congestion and idle time.

CSX remains focused on continuous improvement — running a safer and more efficient railroad, investing prudently, and delivering environmental benefits through better execution. This approach aligns environmental responsibility with shareholder value and long-term competitiveness.

Technology and Operational Practices Supporting Sustainability

CSX continues to advance sustainability by improving how the railroad operates — deploying proven technologies and practices that reduce fuel consumption, lower emissions, and extend asset life.

- **Trip Optimizer**, CSX's automated train handling technology, was used on more than 30 million miles of service in 2025, helping save over 42 million gallons of diesel fuel while improving operating efficiency.



- **Zero-to-Zero**, a locomotive operating initiative to eliminate fuel consumption during idle periods, progressed to final testing and implementation, supporting efforts to reduce fuel use and emissions through disciplined operations.

- **Automatic Engine Start Stop (AESS) Assist System** reduces unnecessary idling, saving fuel and lowering emissions while supporting extended battery life. Pilot testing demonstrated reductions of nearly 50 idle hours per locomotive per month, and fleetwide deployment has the potential to save approximately 5 million gallons of fuel annually.

- **Distributed Power**, which places locomotives strategically along the length of a train, enables longer and more efficiently operated trains by improving adhesion, reducing fuel consumption, and enhancing overall network efficiency.



Supporting Customer Sustainability Through Digital Tools

To help customers make more efficient and informed shipping decisions, CSX continued enhancing its **ShipCSX** digital platform in 2025. In addition to a carbon emissions calculator that quantifies the environmental benefits of shipping by rail, CSX introduced **Chessie**, an AI-powered virtual assistant that simplifies carload and intermodal freight management.

By providing real-time shipment tracking, streamlined case management, and faster access to information, these tools improve visibility, reduce friction, and enable customers to manage freight more efficiently — supporting broader sustainability goals across the supply chain.



Community Responsibility

CSX plays a vital role in supporting the economy, national security, and the communities it serves. In 2025, the Company continued to meet that responsibility through safe operations, employee engagement, and targeted community support.

A key area of focus was emergency preparedness and first responder engagement. CSX conducted 75 first responder training sessions during the year, reaching 5,645 first responders. These hands-on trainings help ensure communities are better prepared to respond safely and effectively to rail-related incidents.

CSX employees also played an active role in supporting communities. In 2025, CSX contributed $18 million to communities across its network and supported approximately 1,300 community service events. Employees donated 24,693 volunteer hours, reflecting strong engagement at the local level.

In response to severe weather and other catastrophic events, employees supported one another through the peer-funded Employee Disaster Relief Fund, contributing $303,500 to help colleagues affected by events such as hurricanes and flooding. CSX also continued to support military and national security movements, reinforcing the railroad's role in critical supply chains.

Through its Pride in Service initiative, CSX reached approximately 70,000 service members, first responders, and their families, and sponsored nearly 1,000 Pride in Service community events honoring those who serve and support public safety and national defense.

Social responsibility at CSX is reflected in the daily actions of employees — operating safely, serving customers, and supporting the communities where they live and work.

In 2025, this support included several complex and high-profile movements and events that underscored CSX's long-standing partnership with the U.S. military and first responder communities:



CSX also supported several significant national service initiatives. These efforts underscore CSX's role as a trusted logistics partner for national defense and public service.

U.S. Army 250th Anniversary Celebration
CSX transported historic military equipment across multiple states for the national celebration in Washington, D.C., demonstrating safe execution and a long-standing partnership with the armed forces.



Florida National Guard Rail Movement
CSX completed the largest National Guard rail operation in 17 years, safely moving more than 1,000 pieces of military equipment, underscoring the railroad's ability to execute large-scale, time-sensitive logistics.



Keesler Medical Center Recognition
Through Pride in Service, CSX honored medical staff at Keesler Medical Center in Biloxi, Mississippi, recognizing their contributions to military readiness, disaster response, and community health.



Medal of Honor Celebration
CSX supported the 2025 Medal of Honor Celebration by transporting recipients and their families during a historic reenactment of the Great Locomotive Chase, honoring service and sacrifice while highlighting the Company's deep historical roots.



Corporate Governance and Leadership

Strong corporate governance is essential to building trust and sustaining long-term performance. CSX's Board of Directors and leadership team are committed to the highest standards of integrity, accountability, and oversight.

The Board provides active oversight of strategy, safety, financial performance, risk management, and human capital. In 2025, this oversight included engagement on operational performance, major capital investments, safety outcomes, cybersecurity risks, and regulatory developments affecting the rail industry.

CSX maintains a clear separation between governance and management, with independent Board leadership and committees that oversee audit, compensation, and governance matters. Executive compensation is aligned with performance, emphasizing safety, operational results, financial returns, and disciplined capital allocation.

Ethical conduct remains a firm expectation across the organization. CSX's Code of Ethics applies to all employees and directors, with regular training and clear accountability mechanisms to reinforce compliance and ethical decision-making.

As the Company moves forward, its governance framework will continue to support disciplined execution, risk-aware decision-making, and sustainable value creation for shareholders.

Leadership Transitions

In 2025 and early 2026, CSX executed several leadership transitions that reflect the Company's commitment to high performance, internal talent development, and disciplined succession planning aligned with its long-term governance priorities.





Kevin S. Boone
Appointed Chief Financial Officer

In October 2025, CSX appointed Kevin Boone as Executive Vice President and Chief Financial Officer. Boone joined CSX in 2017 and has held several senior leadership roles across the organization. He most recently served as Executive Vice President and Chief Commercial Officer, and previously served as Chief Financial Officer during the COVID-19 supply chain disruptions. Over his tenure, Boone has also led corporate affairs and investor relations, bringing broad financial, commercial, and strategic perspective to the role. Before joining CSX, he spent nearly two decades in the investment industry, specializing in finance, accounting, and mergers and acquisitions.



Maryclare T. Kenney
Appointed Chief Commercial Officer

Maryclare T. Kenney was named Senior Vice President and Chief Commercial Officer, succeeding Boone. Kenney has nearly 14 years of experience at CSX and has played a key role in advancing the Company's commercial strategy across multiple business segments. Most recently, she led Merchandise Sales and Marketing, TRANSFLO, Automotive, and TDSI. Previously, she served as Vice President of Intermodal and Automotive. Before joining CSX, Kenney held sales leadership and strategy roles at PepsiCo and served seven years in the U.S. Army, attaining the rank of captain.



Diana B. Sorfleet
Retirement

In early 2026, CSX announced the retirement of Diana Sorfleet, who served as Executive Vice President and Chief Administrative Officer through February 2026. During nearly 15 years with the Company, Sorfleet played a central role in shaping CSX's people strategy and strengthening its culture. She provided leadership continuity through multiple periods of transformation, including transitions across four chief executive officers, and served both the organization and the Board with distinction.



M. Rizwan Chand
Appointed Chief Human Resources Officer

Succeeding Sorfleet, Rizwan Chand was appointed Chief Human Resources Officer. Chand brings deep experience in talent development, organizational effectiveness, and culture building. Prior to joining CSX, he served as Chief Talent Officer and Operating Partner at AEA Investors and held senior human resources leadership roles across multiple industries. His appointment reflects CSX's continued focus on leadership development, accountability, and building a high-performance culture.

Board of Directors



Executive Management



Stephen F. Angel
President and Chief
Executive Officer, CSX

Ann D. Begeman
Former Chairman,
Surface Transportation Board

Thomas P. Bostick
Retired Lieutenant General,
United States Army

Anne H. Chow
Retired Chief Executive Officer,
AT&T Business

Steven T. Halverson
Former Chairman, President,
and Chief Executive Officer,
The Haskell Company

Paul C. Hilal
Founder and Chief Executive
Officer, Mantle Ridge LP

David M. Moffett
Former Chief Executive Officer,
Federal Home Loan Mortgage
Corporation

Linda H. Riefler
Former Chair of Global Research,
Morgan Stanley

Suzanne M. Vautrinot
Retired Major General, United
States Air Force

James L. Wainscott
Former Chairman, President,
and Chief Executive Officer,
AK Steel Holding Corporation

J. Steven Whisler
Retired Chairman and
Chief Executive Officer,
Phelps Dodge Corporation

John J. Zillmer
Chair of the CSX Board
Chief Executive Officer, Aramark

Stephen F. Angel
President and
Chief Executive Officer

Kevin S. Boone
Executive Vice President
and Chief Financial Officer

Michael S. Burns
Senior Vice President,
Chief Legal Officer and
Corporate Secretary

M. Rizwan Chand
Chief Human Resources
Officer

Michael A. Cory
Executive Vice President
and Chief Operating Officer

Stephen Fortune
Executive Vice President and
Chief Digital and Technology Officer

Maryclare T. Kenney
Senior Vice President
and Chief Commercial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(☒) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR
(☐) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 1-8022



CSX CORPORATION

(Exact name of registrant as specified in its charter)

Virginia		**62-1051971**
(State or other jurisdiction of incorporation or organization)		*(I.R.S. Employer Identification No.)*

500 Water Street	**15th Floor**	**Jacksonville**	**FL**	**32202**	**904**	**359-3200**
(Address of principal executive offices)				*(Zip Code)*	*(Telephone number, including area code)*	

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of exchange on which registered**
Common Stock, $1 Par Value	CSX	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes (X) No ( )

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ( ) No (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes (X) No ( )

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes (X) No ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company (as defined in Exchange Act Rule 12b-2).
Large Accelerated Filer (X)   Accelerated Filer ( )   Non-accelerated Filer ( ) Smaller reporting company (☐)
Emerging growth company (☐)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ( )

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report (☒)

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). (☐)

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).
Yes (☐) No (X)

On June 30, 2025 (which is the last day of the second quarter and the required date to use), the aggregate market value of the Registrant's voting stock held by non-affiliates was approximately $61 billion (based on the close price as reported on the NASDAQ National Market System on such date).

There were 1,859,556,799 shares of Common Stock outstanding on January 31, 2026 (the latest practicable date that is closest to the filing date).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement (the "Proxy Statement") to be filed no later than 120 days after the end of the fiscal year with respect to its 2026 annual meeting of shareholders.

CSX CORPORATION
FORM 10-K
TABLE OF CONTENTS

CSX CORPORATION
PART I

Item 1. Business

CSX Corporation, together with its subsidiaries ("CSX" or the "Company"), based in Jacksonville, Florida, is one of the nation's leading transportation companies. The Company provides rail-based freight transportation services including traditional rail service, the transport of intermodal containers and trailers, as well as other transportation services such as rail-to-truck transfers and bulk commodity operations. CSX and the rail industry provide customers with access to an expansive and interconnected transportation network that plays a key role in North American commerce and is critical to the long-term economic success and improved global competitiveness of the United States. In addition, freight railroads provide the most economical and environmentally efficient means to transport goods over land.

CSX Transportation, Inc.

CSX's principal operating subsidiary, CSX Transportation, Inc. ("CSXT"), provides an important link to the transportation supply chain through its approximately 20,000 route-mile rail network and serves major population centers in 26 states east of the Mississippi River, the District of Columbia and the Canadian provinces of Ontario and Quebec. It has access to over 70 ocean, river and lake port terminals along the Atlantic and Gulf Coasts, the Mississippi River, the Great Lakes and the St. Lawrence Seaway. This access allows the Company to meet the dynamic transportation needs of manufacturers, industrial producers, the automotive industry, construction companies, farmers and feed mills, wholesalers and retailers, and energy producers. The Company's intermodal business links customers to railroads via trucks and terminals. CSXT also serves thousands of production and distribution facilities through track connections with other Class I railroads and approximately 250 short-line and regional railroads.

CSXT is also responsible for the Company's real estate sales, leasing, acquisition and management and development activities. Substantially all of these activities are focused on supporting railroad operations.

Other Entities

In addition to CSXT, the Company's subsidiaries include Quality Carriers, Inc. ("Quality Carriers"), CSX Intermodal Terminals, Inc. ("CSX Intermodal Terminals"), Total Distribution Services, Inc. ("TDSI"), TRANSFLO Terminal Services, Inc. ("TRANSFLO"), CSX Technology, Inc. ("CSX Technology") and other subsidiaries. Quality Carriers is the largest provider of bulk liquid chemicals truck transportation in North America. CSX Intermodal Terminals owns and operates a system of intermodal terminals, predominantly in the eastern United States, and also provides drayage services (the pickup and delivery of intermodal shipments) for certain customers. TDSI serves the automotive industry with distribution centers and storage locations. TRANSFLO connects non-rail served customers to the many benefits of rail by transferring products from rail to trucks. The biggest TRANSFLO markets are chemicals and agriculture, which includes shipments of plastics and ethanol. CSX Technology and other subsidiaries provide support services for the Company.

Operating Model

The Company is focused on developing and strictly maintaining a scheduled service plan with an emphasis on improving customer service, optimizing assets and increasing employee engagement. When this operating model is executed effectively, the Company competes for additional business in the U.S. freight market. Further, this model leads to reduced costs and strong free cash flow generation.

Lines of Business

During 2025, the Company's services generated $14.1 billion of revenue and served four primary lines of business: merchandise, intermodal, coal and trucking.

- The merchandise business shipped 2.6 million carloads (41% of volume) and generated $8.8 billion in revenue (62% of revenue) in 2025. The Company's merchandise business is comprised of shipments in the following diverse markets: chemicals, agricultural and food products, automotive, minerals, forest products, metals and equipment, and fertilizers.
- The intermodal business shipped 3.0 million units (48% of volume) and generated $2.1 billion in revenue (15% of revenue) in 2025. The intermodal business combines the superior economics of rail transportation with the flexibility of trucks and offers a cost and environmental advantage over long-haul trucking. Through a network of approximately 30 terminals, the intermodal business serves all major markets east of the Mississippi River and transports mainly manufactured consumer goods in containers, providing customers with truck-like service for longer shipments.
- The coal business shipped 718 thousand carloads (11% of volume) and generated $1.9 billion in revenue (13% of revenue) in 2025. The Company transports domestic coal, coke and iron ore to electricity-generating power plants, steel manufacturers and industrial plants as well as export coal to deep-water port facilities. Most of the export coal the Company transports is used for steelmaking, while the majority of domestic coal the Company ships is used for electricity generation.
- The trucking business generated $816 million, or 6%, of revenue in 2025. Trucking revenue includes revenue from the operations of Quality Carriers.

Other revenue accounted for 4% of the Company's total revenue in 2025. This category includes revenue from regional subsidiary railroads and incidental charges, including intermodal storage and equipment usage, demurrage and switching. Revenue from regional subsidiary railroads includes shipments by railroads that the Company does not directly operate. Intermodal storage represents charges for customer storage of containers at an intermodal terminal, ramp facility or offsite location beyond a specified period of time. Demurrage represents charges assessed when freight cars are held by a customer beyond a specified period of time. Switching represents charges assessed when a railroad switches cars for a customer or another railroad.

CSX's Committed Workforce

Most of the Company's employees provide or support transportation services. The Company had approximately 23,000 employees as of December 2025, which includes approximately 16,900 employees that are members of a rail labor union and covered by national agreements with the Class I railroads or CSX-specific agreements. As of the date of this filing, new agreements with an effective date of January 1, 2025, have been fully ratified by most unions, representing nearly 75% of the Company's unionized workforce. The remaining unionized employees are covered under previous agreements while negotiations take place since collective agreements under the Railway Labor Act do not expire, but continue until amended or replaced.

CSX prioritizes workplace safety for employees and is committed to continued improvement through enhanced processes, training, technology, communication, and continuous collaboration with customers and peers across the railroad industry. Training programs and processes are focused on injury and accident prevention as well as emergency preparedness. Additionally, the attainment of key safety targets is a component of management's annual incentive program. The FRA Personal Injury Frequency Index, a measure of the number of FRA-reportable injuries per 200,000 man-hours, was 0.94 in 2025 and 1.23 in 2024.

The Compensation and Talent Management Committee of the Board of Directors is responsible for the oversight of the Company's workforce and human capital management processes. The Company is committed to developing a culture that promotes workforce satisfaction and expects ethical behavior. The CSX Code of Ethics serves as a guiding standard for ethical behavior and covers many types of matters, including discrimination and harassment as well as safety. Annually, all management employees are required, and union employees are highly encouraged, to complete ethics training.

Company History

A leader in freight rail transportation for nearly 200 years, the Company's heritage dates back to the early nineteenth century when The Baltimore and Ohio Railroad Company ("B&O"), the nation's first common carrier, was chartered in 1827. Since that time, the Company has built on this foundation to create a railroad that could safely and reliably service the ever-increasing demands of a growing nation. Since its founding, numerous railroads have combined with the former B&O through merger and consolidation to create what has become CSX. Each of the railroads that combined into the CSX family brought new geographical reach to valuable markets, gateways, cities, ports and transportation corridors.

CSX Corporation was incorporated in 1978 under Virginia law. In 1980, the Company completed the merger of the Chessie System and Seaboard Coast Line Industries into CSX. The merger allowed the Company to connect northern population centers and Appalachian coal fields to growing southeastern markets. Later, the Company's acquisition of key portions of Conrail, Inc. ("Conrail") allowed CSXT to link the northeast, including New England and the New York metropolitan area, with Chicago and midwestern markets as well as the growing areas in the Southeast already served by CSXT. This current rail network, which now includes the network acquired from Pan Am, allows the Company to directly serve every major market in the eastern United States with safe, dependable, environmentally responsible and fuel efficient freight transportation and intermodal service.

Competition

The business environment in which the Company operates is highly competitive. Shippers typically select transportation providers that offer the most compelling combination of service and price. Service requirements, both in terms of transit time and reliability, vary by shipper and commodity. As a result, the Company's primary competition varies by commodity, geographic location and mode of available transportation and includes other railroads, motor carriers that operate similar routes across its service area and, to a less significant extent, barges, ships and pipelines.

CSXT's primary rail competitor is Norfolk Southern Railway, which operates throughout much of the Company's territory. During 2025, Norfolk Southern Railway entered into an agreement to merge with Union Pacific Railroad to form the nation's only transcontinental rail network, which requires the approval of the Surface Transportation Board. Other railroads also operate in parts of the Company's territory. Depending on the specific market, competing railroads and deregulated motor carriers may exert pressure on price and service levels. For further discussion on the risk of competition to the Company, see Item 1A. *Risk Factors*.

Regulatory Environment

The Company's operations are subject to various federal, state, provincial (Canada) and local laws and regulations generally applicable to businesses operating in the United States and Canada. In the U.S., the railroad operations conducted by the Company's subsidiaries, including CSXT, are subject to the regulatory jurisdiction of the Surface Transportation Board ("STB"), the Federal Railroad Administration ("FRA"), and its sister agency within the U.S. Department of Transportation ("DOT"), the Pipeline and Hazardous Materials Safety Administration ("PHMSA"). Together, FRA and PHMSA have broad jurisdiction over railroad operating standards and practices, including track, freight cars, locomotives and hazardous materials requirements. In addition, the U.S. Environmental Protection Agency ("EPA") has regulatory authority with respect to matters that impact the Company's properties and operations.

The Transportation Security Administration ("TSA"), a component of the Department of Homeland Security, has broad authority over railroad operating practices that may have homeland security implications. In Canada, the railroad operations conducted by the Company's subsidiaries, including CSXT, are subject to the regulatory jurisdiction of the Canadian Transportation Agency.

Although the Staggers Act of 1980 significantly deregulated the U.S. rail industry, the STB has broad jurisdiction over rail carriers. The STB regulates routes, fuel surcharges, conditions of service, rates for non-exempt traffic, acquisitions of control over rail common carriers and the transfer, extension or abandonment of rail lines, among other railroad activities. Any new rules from the STB regarding, among other things, competitive access or revenue adequacy could have a material adverse effect on the Company's financial condition, results of operations and liquidity as well as its ability to invest in enhancing and maintaining vital infrastructure. For further discussion on regulatory risks to the Company, see Item 1A. *Risk Factors*.

Financial Information

Information regarding the Company's results of operations and financial position can be found in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Other Information

CSX makes available on its website www.csx.com, free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission ("SEC"). The information on the CSX website is not part of this annual report on Form 10-K. Additionally, the Company has posted its code of ethics on its website, which is also available to any shareholder who requests it. This Form 10-K and other SEC filings made by CSX are also accessible through the SEC's website at www.sec.gov.

CSX has included the certifications of its Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") required by Section 302 of the Sarbanes-Oxley Act of 2002 ("the Act") as Exhibit 31, as well as Section 906 of the Act as Exhibit 32 to this Form 10-K report.

For additional information concerning business conducted by the Company during 2025, see Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Item 1A. Risk Factors

The risks set forth in the following risk factors could have a material adverse effect on the Company's financial condition, results of operations or liquidity, and could cause those results to differ materially from those expressed or implied in the Company's forward-looking statements. Additional risks and uncertainties not currently known to the Company or that the Company currently does not deem to be material also may materially impact the Company's financial condition, results of operations or liquidity.

Regulatory, Legislative and Legal

New legislation, regulatory changes or other governmental actions could impact the Company's earnings or restrict its ability to independently negotiate prices.
Legislation passed by Congress or state or local assemblies; new regulations issued by federal, state or local agencies; executive orders issued by the President of the United States or governors; or other governmental actions could significantly affect the revenues, costs (including income taxes), and profitability of the Company's business. In addition, statutes, regulations, orders or other governmental actions that, among other things, impose price constraints, restrict access to government funding, or affect rail-to-rail competition could adversely affect the Company's profitability.

Government regulation and compliance risks may adversely affect the Company's operations and financial results.
The Company is subject to the jurisdiction of various regulatory agencies, including the STB, FRA, PHMSA, TSA, EPA and other state, provincial, local and federal regulatory agencies for a variety of economic, health, safety, labor, environmental, tax, legal, cybersecurity and other matters. New or modified rules or regulations by these agencies could increase the Company's operating costs, adversely impact revenue or reduce operating efficiencies and affect service performance. Noncompliance with applicable laws or regulations could erode public confidence in the Company and can subject the Company to fines, penalties and other legal or regulatory sanctions.

CSXT, as a common carrier by rail, is required by law to transport hazardous materials and could be adversely impacted by non-compliance with applicable regulations or from regulatory and legislative changes.
CSXT is required to comply with regulations regarding the handling of hazardous materials and has a legal obligation to transport certain hazardous materials under the common carrier mandate. Applicable rules issued by the TSA place significant security and safety requirements on passenger and freight railroad carriers, rail transit systems and facilities that ship hazardous materials by rail. Noncompliance with these rules can subject the Company to significant penalties and could be a factor in litigation arising out of a train accident. Finally, legislation preventing the transport of hazardous materials through certain cities could result in network congestion and increase the length of haul for hazardous substances, which could increase operating costs, reduce operating efficiency or increase the risk of an accident involving the transport of hazardous materials.

The Company may be subject to various claims and lawsuits that could result in significant expenditures.

As part of its railroad and other operations, the Company is subject to various claims and lawsuits related to disputes over commercial practices, labor and unemployment matters, occupational and personal injury claims, property damage or freight damage, environmental and other matters. The Company may experience material judgments or incur significant costs to defend existing and future lawsuits. Although the Company maintains insurance to cover some of these types of claims and establishes reserves when appropriate, final amounts determined to be due on any outstanding matters may exceed the Company's insurance coverage or differ materially from the recorded reserves. Additionally, the Company could be impacted by adverse developments not currently reflected in the Company's reserve estimates.

Operational, Safety and Business Disruption

The Company relies on the security, stability and availability of its technology systems to operate its business.

The Company relies on information technology in all aspects of its business. The security, stability and availability of the Company's and its key third-party vendors' information technology systems are critical to its ability to operate safely and effectively and to compete within the transportation industry. A successful data breach, cyber-attack, or the occurrence of any similar incident that impacts the Company's or its key third-party vendors' information technology systems could result in a service interruption, train accident, misappropriation of confidential or proprietary information (including personal information), process failure, or other operational difficulties. A disruption or compromise of the Company's or its key third-party vendors' information technology systems, even for short periods of time, and any resulting theft or compromise of Company confidential or proprietary information (including personal information), could adversely affect the Company's business or reputation, create significant legal, regulatory or financial exposure and have a material adverse impact on CSX's business, financial condition or operations.

The Company, its third-party vendors and other companies in the rail and transportation industries have been subject to, and are likely to continue to be the target of, data breaches, cyber-attacks and other similar incidents. These incidents may include, among other things, malware, ransomware, distributed denial of service attacks, social engineering, phishing, theft, malfeasance or improper access by employees or third-party vendors, software bugs, server malfunctions, software or hardware failures, human error, fraud, or other modes of attack or disruption. Attacks of these nature are increasing in frequency, levels of persistence, intensity and sophistication, including by nation-state threat actors or those associated with nation-states. Further, the Company may be at increased risk of experiencing a cyber-attack as a result of being a component of the critical U.S. infrastructure. If such an event takes place, the Company may be required to incur significant expenses in excess of existing cybersecurity insurance coverage. As cybersecurity threats continue to evolve, including the increased maturity of artificial intelligence leveraged by threat actors, the Company may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities, data breaches, cyber-attacks or other similar incidents. The Company or its third-party vendors may also experience cybersecurity incidents as a result of employees, third-party vendors and other third parties with which they interact working remotely on less secure systems and environments.

Despite the Company's efforts to protect its information technology systems, it may not be able to prevent or anticipate all data breaches, cyber-attacks or other similar incidents, detect or react to such incidents in a timely manner or adequately remediate any such incident. Due to applicable laws, rules and regulations or contractual obligations, CSX may be held responsible for data breaches, cyber-attacks or other similar incidents attributed to its third-party vendors as they relate to the information CSX shares with them.

Additionally, if CSX is unable to successfully acquire, develop, implement, or update new or existing technology, including artificial intelligence, it may suffer adverse financial impacts or a competitive disadvantage within the rail industry and with companies providing other modes of transportation services.

Network or supply chain constraints could have a negative impact on service, operating efficiency or volume of shipments.

CSXT has experienced, and in the future could experience, rail network difficulties related to: (i) locomotive or crew shortages; (ii) labor shortages or other service disruptions in the supply chain affecting trucking, ports, handling facilities, customer facilities or other railroads; (iii) unpredictable increases in demand; (iv) extreme weather conditions; (v) regulatory changes resulting in forced access or impacting where and how fast CSXT can transport freight or maintain routes; (vi) reductions in availability of pooled equipment, including chassis; (vii) impacts from changes in network capacity or structure; (viii) increased passenger activities; or (ix) derailments and other accidents, which could impact CSXT's operational fluidity, leading to deterioration of service, asset utilization and overall efficiency.

CSXT, as a common carrier by rail, transports hazardous materials, which could expose the Company to significant costs and claims in the event of a train accident.

A train accident involving the transport of hazardous materials could result in significant costs and claims arising from personal injury, property or natural resource damage, environmental penalties and remediation obligations. Such claims, if insured, could exceed existing insurance coverage or insurance may not continue to be available at commercially reasonable rates, which could have a material adverse effect on the Company's results of operations, financial condition, and liquidity. Under federal regulations, CSXT is required to transport certain hazardous materials under the legal duty referred to as the common carrier mandate regardless of risk or potential exposure to loss.

An epidemic or pandemic and the initiatives to reduce its transmission could adversely affect the Company's business.

The Company has been and could in the future be materially and adversely affected by a public health crisis, including a widespread epidemic or pandemic. During a health crisis, policies and initiatives may be instituted by the public and private sector to reduce transmission, such as closures of businesses and manufacturing facilities, the promotion of social distancing, the adoption of working from home by companies and institutions, and travel restrictions. These policies or initiatives could adversely affect demand for the commodities and products that the Company transports, including import and export volume.

In addition, initiatives to reduce transmission could result in supply chain disruptions, which could impact volumes and make it more difficult for the Company to serve its customers. Moreover, operations are negatively affected when a significant number of employees are quarantined as the result of exposure to a contagious illness. To the extent a public health crisis adversely affects the Company's business and financial results, it may also have the effect of heightening many of the other risks described herein.

Future acts of terrorism, war or regulatory changes to combat the risk of terrorism may cause significant disruptions in the Company's operations.

Terrorist attacks, along with any government response to those attacks, may adversely affect the Company's financial condition, results of operations or liquidity. CSXT's rail lines, other key infrastructure and information technology systems may be targets or indirect casualties of acts of terror or war. This risk could cause significant business interruption and result in increased costs and liabilities and decreased revenues. In addition, premiums charged for some or all of the insurance coverage currently maintained by the Company could increase dramatically, or the coverage may no longer be available.

Federal, state and local governmental bodies have adopted legislation and regulations relating to security issues that impact the transportation industry. For example, the Department of Homeland Security adopted regulations that require freight railroads to implement additional security protocols when transporting hazardous materials. Complying with these or future regulations could continue to increase the Company's operating costs and reduce operating efficiencies.

Severe weather or other natural occurrences could result in significant business interruptions and expenditures in excess of available insurance coverage.

The Company's operations may be affected by external factors such as severe weather and other natural occurrences, including floods, hurricanes, fires and earthquakes. As a result, the Company's rail network may be damaged, its workforce may be unavailable, fuel costs may rise and significant business interruptions could occur. In addition, the performance of locomotives and railcars could be adversely affected by extreme weather conditions. Hurricanes as well as storm and flooding events have impacted the Company's network in the past, leading to interrupted service and damage to track structure and equipment. Changes in weather patterns are expected to increase the frequency, severity or duration of certain adverse weather conditions.

Insurance maintained by the Company to protect against loss of business and other related consequences resulting from these natural occurrences is subject to coverage limitations, depending on the nature of the risk insured. This insurance may not be sufficient to cover all of the Company's damages or damages to others, and this insurance may not continue to be available at commercially reasonable rates. Even with insurance, if any natural occurrence leads to a catastrophic interruption of service, the Company may not be able to restore service without a significant interruption to operations.

<u>**Competitive, Economic and Financial**</u>

The Company faces competition from other transportation providers.

The Company experiences competition in pricing, service, reliability and other factors from various transportation providers including railroads and motor carriers that operate similar routes across its service area and, to a less significant extent, barges, ships and pipelines. Other transportation providers generally use public rights-of-way that are built and maintained by governmental entities, while CSXT and other railroads must build and maintain rail networks largely using internal resources. Any future improvements or expenditures materially increasing the quality or reducing the cost of alternative modes of transportation such as through the use of automation, autonomy or electrification, or legislation providing for less stringent size or weight restrictions on trucks, could negatively impact the Company's competitive position. Additionally, any currently proposed or other future consolidation in the rail industry could materially affect the regulatory and competitive environment in which the Company operates.

Global economic conditions could negatively affect demand for commodities and other freight.

A decline or disruption in general domestic and global economic conditions that affects demand for the commodities and products the Company transports, including import and export volume, could reduce revenues or have other adverse effects on the Company's cost structure and profitability. For example, slower rates of economic growth in Asia, contraction of European economies, and changes in the global supply of seaborne coal or price of seaborne coal have adverse impacts on U.S. export coal volume and result in lower coal revenue for CSX. Additionally, embargoes or changes to trade agreements or policies, such as tariffs, could result in reduced import and export volumes. If the Company experiences significant declines in demand for its transportation services with respect to one or more commodities and products or continues to experience the impacts of inflation, the Company may experience reduced revenue and increased operating costs, workforce adjustments, and other related activities, which could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

Changing dynamics in the U.S. and global energy markets could negatively impact profitability.

Over time, changing dynamics in the U.S. and global energy markets, including the impacts of regulation and alternative fuel sources, have resulted in lower energy production from coal-fired power plants in CSX's service territory. Changes in natural gas prices, or other factors impacting demand for electricity, could impact future power generation at coal-fired plants, which would affect the Company's coal volumes and revenues.

Weaknesses in the capital and credit markets could negatively impact the Company's access to capital.

The Company regularly relies on capital markets for the issuance of long-term debt instruments, commercial paper and bank financing from time to time. Instability or disruptions of the capital markets, including credit markets, significant increases in interest rates, or the deterioration of the Company's financial condition due to internal or external factors, could restrict or prohibit access and could increase financing costs. A significant deterioration of the Company's financial condition could also reduce credit ratings and could limit or affect its access to external sources of capital and increase the costs of short and long-term debt financing.

<u>**Availability of Critical Supplies and Labor**</u>

The unavailability of critical resources could adversely affect the Company's operational efficiency and ability to meet demand.

Marketplace conditions for resources like locomotives and the availability of qualified personnel, including engineers and conductors as well as other skilled professional or technical employees, could each have a negative impact on the Company's ability to meet demand for rail service. Although the Company strives to maintain adequate resources and personnel for the current business environment, unpredictable increases in demand for rail services or extreme weather conditions may exacerbate such risks, which could have a negative impact on the Company's operational efficiency and otherwise have a material adverse effect on the Company's financial condition, results of operations, or liquidity in a particular period.

Disruption to a key railroad industry supplier could negatively affect operating efficiency and increase costs.

The capital intensive and unique nature of core rail equipment (including rail, ties, freight cars and locomotives) limits the number of railroad equipment suppliers. If any of the current manufacturers stops production or experiences a supply shortage, CSXT could experience a significant cost increase or material shortage. In addition, a few critical railroad suppliers are foreign and, as such, adverse developments in international relations, new trade regulations, disruptions in international shipping or increases in global demand could make procurement of these supplies more difficult or increase CSXT's costs. Additionally, if a fuel supply shortage were to arise, the Company would be negatively impacted.

Failure to complete negotiations on collective bargaining agreements could result in strikes and/or work stoppages.

Most of CSX's employees are represented by labor unions and are covered by collective bargaining agreements. These agreements are either bargained for nationally by the National Carriers Conference Committee or locally between CSX and the union. Such agreements are negotiated over the course of several years and previously have not resulted in any extended work stoppages. Under the Railway Labor Act's procedures (which include mediation, cooling-off periods and the possibility of an intervention by the President of the United States), during negotiations neither party may take action until the procedures are exhausted. If, however, CSX is unable to negotiate acceptable agreements, the employees covered by the Railway Labor Act could strike, which could result in loss of business and increased operating costs as a result of higher wages or benefits paid to union members.

<u>**Climate and Environmental**</u>

The Company's operations and financial results could be negatively impacted by climate or weather-related risks as well as regulatory and legislative responses.

There is potential for operational impacts from climate-related risks, including changing weather patterns, in the Company's operational territory, which could impact the Company's network or other assets.

Climate and emissions-related laws and regulations have been proposed and, in some cases adopted, on the federal, state, provincial and local levels. These final and proposed laws and regulations take the form of restrictions, caps, taxes or other controls on emissions as well as requirements to disclose climate-related information. In particular, the EPA has issued various regulations and may issue additional regulations targeting emission reductions, including rules and standards governing emissions from certain stationary and mobile sources. Any of these pending or proposed laws or regulations, could adversely affect the Company's operations and financial results by, among other things: (i) reducing coal-fired electricity generation due to mandated emission standards; (ii) reducing the consumption of coal as a viable energy resource in the United States and Canada; (iii) increasing the Company's fuel, capital and other operating costs and negatively affecting operating and fuel efficiencies; and (iv) making it difficult for the Company's customers in the U.S. and Canada to produce products in a cost competitive manner. Any of these factors could reduce the amount of shipments the Company handles and have a material adverse effect on the Company's financial condition, results of operations or liquidity. In addition, CSX may become subject to legal requirements to disclose climate-related information and may become subject to demands or expectations by its supply chain partners, customers or other stakeholders to disclose information relating to climate risk or set related targets or goals. The Company's current practices with respect to climate risk disclosure may fail to meet these developing legal requirements or stakeholder demands or expectations. In addition, legislative or regulatory uncertainties and change regarding climate-related risks, including inconsistent perspectives or requirements, are likely to result in higher regulatory, compliance, credit, reputational and other risks and costs.

The Company is subject to environmental laws and regulations that may result in significant costs.

The Company is subject to wide-ranging federal, state, provincial and local environmental laws and regulations concerning, among other things, emissions into the air, ground and water; the handling, storage, use, generation, transportation and disposal of waste and other materials; the clean-up of hazardous material and petroleum releases and the health and safety of our employees. If the Company violates or fails to comply with these laws and regulations, CSX could be fined or otherwise sanctioned by regulators. The Company can also be held liable for consequences arising out of human exposure to any hazardous or otherwise harmful substances that CSX is transporting or storing. In certain circumstances, environmental liability can extend to formerly owned or operated properties, leased properties, adjacent properties and properties owned by third parties or Company predecessors, as well as to properties currently owned, leased or used by the Company.

The Company has been, and may in the future be, subject to allegations or findings to the effect that it has violated, or is strictly liable under, environmental laws or regulations, and such violations can result in the Company's incurring fines, penalties or costs relating to the cleanup of environmental contamination. Although the Company believes it has appropriately recorded current and long-term liabilities for known and reasonably estimable future environmental costs, it could incur significant costs that exceed reserves or require unanticipated cash expenditures as a result of any of the foregoing. The Company also may be required to incur significant expenses to investigate and remediate known, unknown or future environmental contamination.

Item 1B. Unresolved Staff Comments

None

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Strong performance and reliability of the Company's technology systems are critical to operating safely and effectively, and protecting personal and customer data is essential to maintaining stakeholder trust. The Company has implemented processes designed to assess, identify, and manage material cybersecurity risks, as described further below. CSX maintains a cybersecurity framework that is integrated across the organization through people, processes and technology to help protect the personal information of its customers, its contractors and its suppliers as well as protect the integrity of its own operations. Cybersecurity is also integrated into the Company's Enterprise Risk Management ("ERM") program.

The Company equips CSX systems with various cybersecurity tools, conducts vulnerability scans and provides critical cybersecurity information to application users, as appropriate. The Company also takes proactive measures to advise CSX employees of how they can assist the Company in its cybersecurity practices. CSX informs employees on cybersecurity best practices, including how to identify cyber-related suspicious activity, how to report such activity and, as appropriate, proactive measures employees can take to safeguard company information and devices. The Company also provides cybersecurity awareness training to employees and conducts cybersecurity testing exercises to help maintain cybersecurity vigilance. With the assistance of third-party consultants, the Company conducts an annual cybersecurity exercise, which is often a "tabletop" scenario involving a cross-functional group responding to a hypothetical cybersecurity threat.

The Company considers its material cybersecurity-related risks, as described in more detail below and at Item 1A. *Risk Factors*, and applies various frameworks to establish controls that are reasonably designed to identify, protect, detect, respond to, and recover from significant cybersecurity incidents. The Company also tests its cybersecurity program to assess whether enhancements to cybersecurity measures are appropriate, such as additional detection and prevention capabilities. These tests may include the use of internal or third-party external risk assessments, and penetration testing. The Company also conducts periodic cybersecurity assessments, as appropriate, pursuant to its annual risk assessment process. Third party resources may also be used for these assessments.

As part of its cybersecurity program, CSX partners with a third-party to provide a managed service that is designed to enable continuous monitoring at its Security Operation Center ("SOC"). The SOC has established processes to identify, address, and remediate cybersecurity threats or vulnerabilities. This includes the engagement, where necessary, of third-party experts, advisors, and other cybersecurity professionals that have been retained by the Company to assist in responding to cybersecurity incidents or threats. Company processes also include various procedures for notifying members of the company's cybersecurity department, Chief Information Security Officer ("CISO"), legal department, accounting department, and others as applicable.

The Company has processes designed to provide reasonable oversight for the identification of cybersecurity risks associated with certain third-party service providers. As appropriate, the Company requires certain third-party providers to complete a cybersecurity questionnaire, to provide Service Organization Control assessment results, when such results exist, or to agree to contractual language regarding cybersecurity and incident notification obligations in agreements with the company. CSX also has processes that help monitor risks associated with its key third-party vendors' technology systems, including, where appropriate, performing security assessments of cyber incidents through dashboard alerting for reported events. CSX's internal cybersecurity processes and disclosure protocols consider cybersecurity incidents involving key applications provided by third-parties.

The Company, its third-party vendors and other companies in the rail and transportation industries have been subject to, and are likely to continue to be the target of, data breaches, cyber-attacks and other similar incidents as discussed in more detail in Item 1A. *Risk Factors*. In light of the numerous cybersecurity risks that CSX faces, it is reasonably likely that any of the related risks, individually or collectively, if significant, could materially affect the Company's operations, including but not limited to service interruption, train accident or derailment, misappropriation of confidential or proprietary information (including personal information), process failure, or other operational difficulties.

Cybersecurity Governance

The cybersecurity program and related risks at CSX are managed by the Assistant Vice President of Cloud Infrastructure Platforms and CISO. The Company's CISO has over 29 years of industry experience including administration of military command and control systems, infrastructure platforms, process governance, and security architecture. The CISO is supported by a team of dedicated cybersecurity professionals as well as various resources from a Managed Security Service Provider.

The CISO is notified of cybersecurity events as needed based on the Company's processes for addressing cybersecurity incidents and threats. The SOC, with the assistance of outside third-parties as needed, analyzes, evaluates and remediates cybersecurity incidents and provides investigative information to the CISO. Depending on the significance of any specific cybersecurity incident or threat, and/or relation to prior incidents, the CISO will escalate relevant information, as appropriate, and the Company's legal and accounting groups, with assistance from other company departments and third parties, will assist in assessing potential SEC disclosure obligations. The CISO coordinates disclosure to other agencies, when necessary, including requirements under the Transportation Security Administration directives.

More significant cybersecurity incidents or threats may result in notifications to senior leadership and, if necessary, to the Audit Committee and the Board of Directors. Additionally, a cybersecurity governance briefing takes place at least semiannually with leaders from the Company's technology, operations, commercial, legal, and accounting departments to discuss cybersecurity risks, threats, and incidents, as well as updates from the SOC and an assessment of ways to mitigate and remediate any threats or incidents the Company may be facing.

The Company's Audit Committee of the Board of Directors oversees the Company's cybersecurity risk, mitigation strategies and overall resiliency of the Company's technology infrastructure. Such risk is managed as part of the Company's overall risk management and business continuity processes and is included in the ERM program, which is also overseen by the Audit Committee. The Audit Committee periodically reviews assessments of information security controls and procedures, any incidents that could have a potentially significant impact on the company's network, and potential cybersecurity risk disclosures. The Company's senior leadership team briefs the Audit Committee and Board of Directors at least annually on information technology and cybersecurity matters, with more frequent updates as circumstances warrant. Such annual updates include significant findings or other information from internal or external evaluations. The Audit Committee is apprised annually on emerging risks to the Company, including education on cybersecurity-related matters as needed. CSX has a cybersecurity expert on the Board and its Audit Committee to provide expanded oversight of the Company's cybersecurity and technology systems.

CSX CORPORATION
PART I

Item 2. Properties

The Company's properties primarily consist of track and its related infrastructure, locomotives, and freight cars and equipment. These categories and the geography of the network are described below.

Track and Infrastructure

Serving 26 states, the District of Columbia, and the Canadian provinces of Ontario and Quebec, the CSXT rail network serves, among other markets, New York, Philadelphia and Boston in the Northeast and Mid-Atlantic, the southeast markets of Atlanta, Miami and New Orleans, and the midwestern markets of St. Louis, Columbus and Chicago.

CSXT's track structure includes mainline track, which connects terminals and yards, track within terminals and switching yards, sidings used for passing trains, track connecting CSXT's track to customer locations and turnouts that divert trains from one track to another. Total track miles, which reflect the size of CSXT's network that connects markets, customers and western railroads, are greater than CSXT's approximately 20,000 route miles. At December 2025, the breakdown of track miles was as follows:

	Track Miles
Single Mainline Track	19,739
Other Mainline Track	5,648
Terminals and Switching Yards	9,243
Passing Sidings and Turnouts	888
Total	35,518

In addition to its physical track structure, the Company operates numerous yards and terminals for rail and intermodal service. These serve as points of connectivity between the Company and its local customers and as sorting facilities where railcars and intermodal containers are received, classed for destination and placed onto outbound trains, or arrive and are delivered to the customer. The Company's largest yards and terminals based on 2025 volume (number of railcars or intermodal containers processed) are listed below.

Yards and Terminals	Annual Volume
Waycross, GA	917,799
Bedford Park Intermodal Terminal (Chicago)	894,084
Nashville, TN	654,619
Avon, IN (Indianapolis)	641,069
Selkirk, NY	636,614
Cincinnati, OH	621,232
Fairburn, GA Intermodal Terminal (Atlanta)	479,207
Walbridge, OH (Toledo)	350,095
Chicago 59th Street Intermodal Terminal	321,303
Cumberland, MD	318,303

Network Geography

CSXT's operations are primarily focused on four major transportation networks and corridors that are defined geographically and by commodity flows below.

Interstate 90 (I-90) Corridor – This CSXT corridor links Chicago and the Midwest to metropolitan areas in New York and New England. This route, also known as the "waterlevel route," has minimal hills and grades and nearly all of it has two main tracks (referred to as double track). These engineering attributes permit the corridor to support high-speed service across intermodal, automotive and other merchandise commodities. This corridor is a primary route for import traffic coming from the far east through western ports moving eastward across the country, through Chicago and into the population centers in the Northeast. The I-90 Corridor is also a critical link between ports in New York, New Jersey, and Pennsylvania and consumption markets in the Midwest. This route carries goods from all three of the Company's major rail markets – merchandise, intermodal and coal.

Interstate 95 (I-95) Corridor – The CSXT I-95 Corridor connects Charleston, Jacksonville, Miami and many other cities throughout the Southeast with the heavily populated mid-Atlantic and northeastern cities of Baltimore, Philadelphia and New York. CSXT primarily transports food and consumer products, as well as metals and chemicals along this line. It is the leading rail corridor along the eastern seaboard south of the District of Columbia and provides access to major eastern ports.

Southeastern Corridor – This critical part of the network runs between CSXT's western gateways of Chicago, St. Louis and Memphis through the cities of Nashville, Birmingham, and Atlanta and markets in the Southeast. The Southeastern Corridor is the premier rail route connecting these key cities, gateways, and markets and positions CSXT to efficiently handle projected traffic volumes of intermodal, automotive and general merchandise traffic.

Coal Network – The CSXT coal network connects the coal mining operations in the Appalachian mountain region and Illinois basin with industrial areas in the Southeast, Northeast and Mid-Atlantic, as well as many river, lake, and deep water port facilities. The domestic coal market has declined significantly over the last decade and export coal remains subject to volatility. CSXT's coal network remains well positioned to supply utility markets in both the Northeast and Southeast and to transport coal shipments for export outside of the U.S. Most of the export coal the Company transports is used for steelmaking, while the majority of domestic coal the Company ships is used for electricity generation.

See the following page for a map of the CSX Rail Network. Also included on the map, "CSX Operating Agreement" indicates areas within which CSX can operate through trackage rights beyond the CSX network.

CSX Rail Network


South Portland
Syracuse
Selkirk
Buffalo
Detroit
Chicago
Toledo
Cleveland
Willard
Pittsburgh
Columbus
Cumberland
Baltimore
Avon
Cincinnati
East St Louis
Louisville
Russell
Richmond
Rocky Mount
Nashville
Hamlet
Memphis
Florence
Birmingham
Atlanta
Charleston
Montgomery
Savannah
Waycross
Mobile
Jacksonville
New Orleans
Tampa
Major Terminal
CSX Rail Service
Operating Agreement

Locomotives

As of December 2025, CSXT owns more than 3,400 locomotives. From time to time, the Company also short-term leases locomotives based on business needs. Freight locomotives are used primarily to pull trains while switching locomotives are used in yards. Auxiliary units are typically used to provide extra traction for heavy trains in hilly terrain. Of owned locomotives, approximately 70% were in active service as of December 31, 2025, and the remainder were in storage to be utilized as needed. Storing locomotives and equipment allows the Company to quickly adjust its active fleet based on demand and other factors while avoiding delays due to supply limitations or excessive lead times to acquire additional equipment. As of December 2025, CSXT's fleet of owned locomotives consisted of the following types:

	Locomotives	%	Average Age (in Years)
Freight	3,167	91 %	23
Switching	191	6 %	48
Auxiliary Units	112	3 %	32
Total Locomotives	**3,470**	100 %	24

Equipment

The Company owns or long-term leases rail equipment, including several types of freight cars and intermodal containers. Of total owned and long-term leased equipment, approximately 86% was in active service as of December 31, 2025, and the remainder were in storage to be utilized as needed. As of December 2025, the Company's owned and long-term leased equipment consisted of the following:

Equipment	Number of Units	%
Gondolas	18,920	43 %
Multi-level Flat Cars	10,854	25 %
Open-top Hoppers	6,108	14 %
Covered Hoppers	5,155	12 %
Box Cars	1,841	4 %
Flat Cars	535	1 %
Other Cars	572	1 %
Subtotal Freight Cars	43,985	100 %
Containers	17,630	
Total Equipment	**61,615**	

At any time, approximately two-thirds of the railcars on the CSXT system are not owned or leased by the Company. Examples of these include railcars owned by other railroads (which are utilized by CSXT), shipper-furnished or private cars (which are generally used only in that shipper's service), multi-level railcars used to transport automobiles (which are shared between railroads) and double-stack railcars, or well cars (which are industry pooled), that allow for two intermodal containers to be loaded one above the other.

The Company's revenue-generating equipment, either owned or long-term leased, primarily consists of freight cars and containers as described below.

Gondolas – Support CSXT's metals markets and provide transport for woodchips and other bulk commodities. Some gondolas are equipped with special hoods for protecting products like coil and sheet steel.

Multi-level flat cars – Transport finished automobiles and are differentiated by the number of levels: bi-levels for large vehicles such as pickup trucks and SUVs and tri-levels for sedans and smaller automobiles.

Covered hoppers – Have a permanent roof and are segregated based upon commodity density. Lighter bulk commodities such as grain, fertilizer, flour, salt, sugar, clay and lime are shipped in large cars called jumbo covered hoppers. Heavier commodities like cement, ground limestone and industrial sand are shipped in small cube covered hoppers.

Open-top hoppers – Transport heavy dry bulk commodities such as coal, coke, stone, sand, ores and gravel that are resistant to weather conditions.

Box cars – Include a variety of tonnages, sizes, door configurations and heights to accommodate a wide range of finished products, including paper, auto parts, appliances and building materials. Insulated box cars deliver food products, canned goods, beer and wine.

Flat cars – Used for shipping intermodal containers and trailers or bulk and finished goods, such as lumber, pipe, plywood, drywall and pulpwood.

Other cars – Primarily slab steel cars.

Containers – Weather-proof boxes used for bulk shipment of freight, primarily in intermodal service.

Item 3. Legal Proceedings

For further details, please refer to Note 8. *Commitments and Contingencies* of this annual report on Form 10-K.

Item 4. Mine Safety Disclosure

Not Applicable

Executive Officers of the Registrant

Executive officers of the Company are elected by the CSX Board of Directors and generally hold office until the next annual election of officers. There are no family relationships or any arrangement or understanding between any officer and any other person pursuant to which such officer was elected. As of the date of this filing, the executive officers' names, ages and business experience are:

Name and Age	Business Experience During Past Five Years
Stephen F. Angel, 70 *President and Chief Executive Officer*	Mr. Angel, a leader with more than 45 years of experience in the industrials sector, was appointed President and Chief Executive Officer and a member of the Board of Directors of CSX in September 2025. Mr. Angel previously served as Chief Executive Officer of Linde from 2018 to 2022, and Chairman from 2022 to January 31, 2026. During his tenure, he oversaw the successful integration of Linde AG and Praxair, Inc., which created the world's largest industrial gases and engineering company. Mr. Angel worked at Praxair from 2001 to 2018, serving as Chairman and CEO from 2007 to 2018. Mr. Angel began his career at General Electric, where he spent 22 years in a variety of management positions, including working directly with locomotive and rail operations.
Kevin S. Boone, 48 *Executive Vice President and Chief Financial Officer*	Mr. Boone has served as Executive Vice President and Chief Financial Officer since October 2025. In his current role, he oversees all of the finance activities for the Company including accounting, financial planning, investor relations, procurement, tax and treasury. Mr. Boone has more than 20 years of experience in finance, accounting, mergers and acquisitions, and transportation performance analysis. He joined CSX in September 2017 as Vice President of Corporate Affairs and Chief Investor Relations Officer and was later named Vice President, Marketing and Strategy leading research and data analysis to advance growth strategies for CSX. Mr. Boone served as Chief Financial Officer for two years beginning in May 2019 and was appointed Executive Vice President and Chief Sales and Marketing Officer in June 2021, where he was responsible for developing and implementing the Company's commercial strategy. Before joining CSX in 2017, Mr. Boone worked as a Senior Equity Research Analyst at Janus Capital. He also served as a Vice President at Morgan Stanley in equity research and an associate at Merrill Lynch in the mergers and acquisitions group.
Michael A. Cory, 63 *Executive Vice President and Chief Operating Officer*	Mr. Cory was named Executive Vice President and Chief Operating Officer in September 2023. In this role, he is responsible for transportation, network operations including terminals, mechanical, engineering and labor relations. Mr. Cory is a seasoned railroad executive with approximately 40 years of operations experience, working at the Canadian National Railway Company ("CN") from 1981 to 2019. He served as Executive Vice President and Chief Operating Officer at CN. He also held positions including Vice President of Network Operations, Senior Vice President of Network Operations, Senior Vice President of the Eastern Region and Senior Vice President for the Western Region during his time at CN. After Mr. Cory's retirement from CN in 2019, he continued to provide transportation consulting services as well as serving as the President of Pacific National, Australia's largest private railroad, in 2021.

CSX CORPORATION
PART I

Name and Age	Business Experience During Past Five Years
Stephen Fortune, 56 *Executive Vice President and Chief Digital and Technology Officer*	Mr. Fortune was named CSX's Executive Vice President and Chief Digital and Technology Officer in April 2022. In this role, he is responsible for leading the Company's technology strategy development, supporting business growth through innovative digital solutions and overseeing all aspects of CSX's information technology systems operations, including cybersecurity. Prior to joining CSX with nearly 20 years of information technology experience, Mr. Fortune spent 30 years at BP, most recently as Chief Information Officer of the global BP group and with earlier experience as a chemical and process engineer before moving into operations management.
Diana B. Sorfleet, 61 *Executive Vice President and Chief Administrative Officer*	Ms. Sorfleet was named Executive Vice President and Chief Administrative Officer in July 2018. In this role, she is responsible for human resources and total rewards. On February 3, 2026, CSX announced that Ms. Sorfleet will retire from the Company. Ms. Sorfleet remains the Executive Vice President and Chief Administrative Officer as of the date of this filing. During her 14 years with the Company, Ms. Sorfleet also had responsibility for technology and labor relations and, prior to her current role, served as Chief Human Resources Officer. Prior to joining CSX, Ms. Sorfleet was Vice President of Diversity and Development at Exelon with 20 years of human resources experience in various positions involving recruiting, employee relations, strategic planning and leadership development.
Michael S. Burns, 50 *Senior Vice President and Chief Legal Officer, Corporate Secretary*	Mr. Burns was named as the Senior Vice President, Chief Legal Officer, and Corporate Secretary, effective January 2025. In this role, he is responsible for the Company's legal, regulatory, and government affairs, as well as risk management, public safety, environmental, internal audit, and community investments functions. During his 19 years with the Company, Mr. Burns also served as Vice President, General Counsel, and Assistant Corporate Secretary as well as a variety of other legal roles. Prior to joining CSX, Mr. Burns worked in private practice with a focus on labor and employment law.
Maryclare Kenney, 48 *Senior Vice President and Chief Commercial Officer*	Ms. Kenney was named Senior Vice President and Chief Commercial Officer in October 2025 and is responsible for overseeing the company's profitable growth strategies. Ms. Kenney leads the CSX commercial organization and oversees functions including sales, marketing, customer engagement, real estate, and business development activities. Ms. Kenney joined CSX in 2011 as Director of Domestic Sales and has since held roles of increasing responsibility, including leadership roles in intermodal, automotive, TRANSFLO, TDSI, and merchandise sales and marketing. Before joining CSX, Ms. Kenney held sales leadership roles at PepsiCo and served as a U.S. Army captain.
Angela C. Williams, 51 *Vice President and Chief Accounting Officer*	Ms. Williams has served as Vice President and Chief Accounting Officer of CSX since March 2018. She is responsible for financial and regulatory reporting, freight billing and collections, payroll, accounts payable and various other accounting processes. During her 22 years with the Company, she also served as Assistant Vice President - Assistant Controller and in other various accounting roles. With more than 25 years of experience, Ms. Williams held various accounting and auditing positions at KPMG LLP and Winn-Dixie Stores, Inc. prior to joining CSX. Ms. Williams is a Certified Public Accountant in the state of Florida.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information
CSX's common stock is listed on the Nasdaq Global Select Market, which is its principal trading market, and is traded over-the-counter and on exchanges nationwide. The official trading symbol is "CSX."

Description of Common and Preferred Stock
A total of 5.4 billion shares of common stock are authorized, of which 1,859,740,714 shares were outstanding as of December 31, 2025. Each share is entitled to one vote in all matters requiring a vote of shareholders. There are no preemptive rights, which are privileges extended to select shareholders that would allow them to purchase additional shares before other members of the general public in the event of an offering. At January 31, 2026, the latest practicable date that is closest to the filing date, there were 19,430 common stock shareholders of record. The weighted average of common shares outstanding, which was used in the calculation of diluted earnings per share, was 1,873 million as of December 31, 2025 (see Note 2, *Earnings Per Share*). A total of 25 million shares of preferred stock is authorized, none of which is currently outstanding.

The following table sets forth, for the quarters indicated, the dividends declared on CSX common stock.

	1st	2nd	3rd	4th	Year
			Quarter		
2025	$ 0.13	$ 0.13	$ 0.13	$ 0.13	$ 0.52
2024	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.48

Stock Performance Graph

      The cumulative shareholder returns, assuming reinvestment of dividends, on $100 invested at December 31, 2020 are illustrated on the graph below. The Company references the Standard & Poor's 500 Stock Index ("S&P 500 ®"), and the Dow Jones U.S. Transportation Average Index ("DJT"), which provide comparisons to a broad-based market index and other companies in the transportation industry. This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of CSX Corp. under the Securities Act of 1933, as amended, or the Exchange Act.



CSX Purchases of Equity Securities

The Company continues to repurchase shares under the $5 billion share repurchase program approved in October 2023. Total repurchase authority remaining as of December 31, 2025 was $1.2 billion. For more information about share repurchases, see Note 2, *Earnings Per Share*. Share repurchase activity of $112 million for the fourth quarter 2025 is shown in the table below. Amounts exclude the impact of excise tax on net share repurchases imposed as part of the Inflation Reduction Act of 2022.

CSX Purchases of Equity Securities for the Quarter

Fourth Quarter	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
Beginning Balance				$ 1,322,060,537
October 1 - October 31, 2025	1,073,390	$ 35.70	1,073,390	1,283,744,205
November 1 - November 30, 2025	1,425,916	34.77	1,425,916	1,234,163,451
December 1 - December 31, 2025	655,957	36.12	655,957	1,210,467,983
Ending Balance	3,155,263	$ 35.37	3,155,263	$ 1,210,467,983

Item 6. Reserved

CSX CORPORATION
PART II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

TERMS USED BY CSX

When used in this report, unless otherwise indicated by the context, these terms are used to mean the following:

Car hire - A charge paid by one railroad for its use of cars belonging to another railroad or car owner.

Class I freight railroad - One of the largest line haul freight railroads as determined based on operating revenue; the exact revenue required to be in each class is periodically adjusted for inflation by the Surface Transportation Board. Smaller railroads are classified as Class II or Class III.

Common carrier mandate - A federal mandate that requires U.S. railroads to accommodate reasonable requests from shippers to carry any freight, including hazardous materials.

Demurrage - A charge assessed by railroads for the use of rail cars by shippers or receivers of freight beyond a specified free time.

Department of Transportation ("DOT") - A U.S. government agency with jurisdiction over matters of all modes of transportation.

Depreciation study - Conducted by a third-party specialist and analyzed by management, a periodic statistical analysis of fixed asset service lives, salvage values, accumulated depreciation, and other factors for group assets along with a comparison of similar asset groups at other companies.

Double-stack - Stacking containers two-high on specially equipped cars.

Economic Profit (CSX Cash Earnings or CCE) - A non-GAAP measure designed to incentivize strategic investments earning more than the required return. Economic Profit is calculated as CSX's gross cash earnings (after-tax adjusted EBITDA) minus the capital charge (long-term average cost of capital) on gross operating assets.

Environmental Protection Agency ("EPA") - A U.S. government agency that has regulatory authority with respect to environmental law.

Federal Railroad Administration ("FRA") - The branch of the DOT that is responsible for developing and enforcing railroad safety regulations, including safety standards for rail infrastructure and equipment.

Free cash flow ("FCF") - The calculation of a non-GAAP measure by using net cash provided by operating activities and adjusting for property additions and certain other investing activities. Free cash flow is a measure of cash available for paying dividends, share repurchases and principal reduction on outstanding debt.

Group-life depreciation - A type of depreciation in which assets with similar useful lives and characteristics are aggregated into groups. Instead of calculating depreciation for individual assets, depreciation is calculated as a whole for each group.

Incidental charges - Charges for switching, demurrage, storage, etc.

Intermodal - A flexible way of transporting freight over highway, rail and water without being removed from the original transportation equipment, namely a container or trailer.

Mainline - The main track thoroughfare, exclusive of terminals, yards, sidings and turnouts.

Pipeline and Hazardous Materials Safety Administration ("PHMSA") - An agency within the DOT that, together with the FRA, has broad jurisdiction over railroad operating standards and practices, including hazardous materials requirements.

Positive Train Control ("PTC") - An interoperable train control system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work-zone limits, and train diversions onto another set of tracks.

Revenue adequacy - The achievement of a rate of return on investment over time at least equal to the industry cost of investment capital, as measured by the STB.

Shipper - A customer shipping freight via rail.

Siding - Track adjacent to the mainline used for passing trains.

Staggers Act of 1980 - Congressional law that significantly deregulated the rail industry, replacing the regulatory structure in existence since the 1887 Interstate Commerce Act. Where previously rates were controlled by the Interstate Commerce Commission, the Staggers Act allowed railroads to establish their own rates for shipments, enhancing their ability to compete with other modes of transportation.

Surface Transportation Board ("STB") - An independent governmental adjudicatory body administratively housed within the DOT, responsible for the economic regulation of interstate surface transportation within the United States.

Switching - Putting cars in a specific order, placing cars for loading, retrieving empty cars or adding or removing cars from a train at an intermediate point.

Terminal - A facility, typically owned by a railroad, for the handling of freight and for the breaking up, making up, forwarding and servicing of trains.

Transportation Security Administration ("TSA") - A component of the Department of Homeland Security with broad authority over railroad operating practices that may have homeland security implications.

TTX Company ("TTX") - A company that provides its owner-railroads with standardized fleets of intermodal, automotive and general use railcars at time and mileage rates. CSX owns about 20 percent of TTX's common stock, and the remainder is owned by the other leading North American railroads and their affiliates.

Turnout - A track that diverts trains from one track to another.

Yard - A system of tracks, other than main tracks and sidings, used for making up trains, storing cars and other purposes.

2025 HIGHLIGHTS

- Revenue of $14.1 billion decreased $448 million or 3% versus the prior year.
- Expenses of $9.6 billion increased $276 million or 3% year over year.
- Operating income of $4.5 billion decreased $724 million or 14% year over year.
- Operating margin of 32.1% decreased 400 basis points from 36.1%.
- Earnings per diluted share of $1.54 decreased $0.25 or 14% year over year.

RESULTS OF OPERATIONS

The following section generally discusses the Company's results of operations and financial condition for the year ended December 31, 2025, compared to the year ended December 31, 2024. A discussion regarding results of operations and financial condition for the year ended December 31, 2024, compared to the year ended December 31, 2023, can be found in Part II, Item 7 of CSX's Annual Report on Form 10-K for the year ended 2024, filed with the Securities and Exchange Commission on February 27, 2025.

This discussion should be read in conjunction with the Consolidated Financial Statements and the related notes that appear elsewhere in this Form 10-K.

2025 vs. 2024 Results of Operations

		Years Ended			
	2025	2024		*$ Change*	*% Change*
(Dollars in Millions)					
Revenue	$ **14,092**	$ 14,540	$	*(448)*	*(3)*%
Expense					
Labor and Fringe	**3,262**	3,165		*(97)*	*(3)*
Purchased Services and Other	**3,013**	2,841		*(172)*	*(6)*
Depreciation and Amortization	**1,680**	1,658		*(22)*	*(1)*
Fuel	**1,095**	1,168		73	6
Equipment and Other Rents	**357**	355		*(2)*	*(1)*
Goodwill Impairment	**164**	108		*(56)*	*(52)*
Total Expense	**9,571**	9,295		*(276)*	*(3)*
Operating Income	**4,521**	5,245		*(724)*	*(14)*
Interest Expense	**(844)**	(832)		*(12)*	*(1)*
Other Income - Net	**92**	142		*(50)*	*(35)*
Income Tax Expense	**(880)**	(1,085)		205	19
Net Earnings	$ **2,889**	$ 3,470	$	*(581)*	*(17)*%
Earnings Per Diluted Share	$ **1.54**	$ 1.79	$	*(0.25)*	*(14)*%
Operating Margin	**32.1 %**	36.1 %		*(400)* bps	

Volume and Revenue *(Unaudited)*

Volume (Thousands of Units); Revenue (Dollars in Millions); Revenue Per Unit (Dollars)

	Volume			Revenue			Revenue Per Unit		
	2025	2024	*% Change*	**2025**	2024	*% Change*	**2025**	2024	*% Change*
Chemicals	**655**	688	(5)%	**$ 2,776**	$ 2,850	(3)%	**$ 4,238**	$ 4,142	2 %
Agricultural and Food Products	**457**	463	(1)%	**1,618**	1,644	(2)%	**3,540**	3,551	— %
Automotive	**380**	393	(3)%	**1,182**	1,226	(4)%	**3,111**	3,120	— %
Minerals	**375**	361	4 %	**832**	772	8 %	**2,219**	2,139	4 %
Forest Products	**272**	292	(7)%	**975**	1,047	(7)%	**3,585**	3,586	— %
Metals and Equipment	**265**	265	— %	**869**	859	1 %	**3,279**	3,242	1 %
Fertilizers	**190**	186	2 %	**521**	505	3 %	**2,742**	2,715	1 %
Total Merchandise	**2,594**	2,648	(2)%	**8,773**	8,903	(1)%	**3,382**	3,362	1 %
Intermodal	**2,995**	2,893	4 %	**2,073**	2,047	1 %	**692**	708	(2)%
Coal	**718**	736	(2)%	**1,900**	2,247	(15)%	**2,646**	3,053	(13)%
Trucking	**—**	—	— %	**816**	844	(3)%	**—**	—	— %
Other	**—**	—	— %	**530**	499	6 %	**—**	—	— %
Total	**6,307**	6,277	— %	**$ 14,092**	$ 14,540	(3)%	**$ 2,234**	$ 2,316	(4)%

Revenue

Total revenue decreased by $448 million in 2025, or 3%, when compared to the previous year primarily due to declines in export coal revenue, which includes the impact of lower global benchmark rates, lower merchandise volume, and lower fuel recovery. These decreases were partially offset by pricing gains in merchandise and higher intermodal volume.

Merchandise Volume

Chemicals - Decreased primarily due to lower shipments of crude oil, plastics, petroleum products, and other industrial chemicals.

Agricultural and Food Products – Decreased due to lower shipments of food and consumer products, as well as soybeans, partially offset by higher shipments of domestic feed grain and ingredients.

Automotive - Decreased due to lower North American vehicle production.

Minerals - Increased primarily due to higher shipments of aggregates and cement.

Forest Products – Decreased due to lower shipments of building products, as well as lower shipments of pulp and paper products which includes the impact of both temporary outages and customer plant closures.

Metals and Equipment - Increased scrap shipments were offset by lower aluminum and steel shipments, which includes the impact of plant closures, as well as lower equipment shipments.

Fertilizers - Increased due to higher short-haul phosphates shipments.

Intermodal Volume

Intermodal volume increased primarily due to international shipments driven by higher port volumes and growth with key customers. Domestic shipments also increased, despite the impacts of a continued soft trucking environment, due to wins with key customers and new service offerings.

Coal Volume

Export coal decreased due to lower shipments of metallurgical and thermal coal, which includes the impacts from outages at customer facilities. Domestic coal increased due to higher shipments to utility plants, partially offset by lower shipments to steel manufacturing locations, as well as lower shipments to river and lake terminals.

Trucking Revenue

Trucking revenue decreased $28 million versus the prior year due to lower rates and fuel surcharge.

Other Revenue

Other revenue was $31 million higher primarily due to increased carload demurrage.

Expense

In 2025, total expenses increased $276 million, or 3%, compared to prior year. Descriptions of each expense category as well as significant year-over-year changes are described below.

Labor and Fringe expenses include employee wages and related payroll taxes, health and welfare costs, incentive compensation, and the costs of other benefits. These expenses increased $97 million due to the following items:

- An increase of $67 million was driven by inflation.
- Employee separation costs increased $51 million.
- An increase of $14 million was due to higher incentive compensation costs, driven mostly by downward accrual adjustments in the prior year.
- A decrease of $47 million was due to the impacts of lower rail headcount and overtime.
- Net other costs increased $12 million primarily due to higher trucking headcount, including the impacts from acquiring previously independent affiliates, partially offset by other non-significant net decreases.

Purchased Services and Other expenses consist primarily of contracted services to maintain infrastructure and equipment, terminal and pier services, purchased trucking and other transportation, and professional services. This category also includes costs related to materials, travel, casualty claims, environmental remediation, train accidents, property and sales tax, utilities and other items including gains on property dispositions. Total purchased services and other expenses increased $172 million driven by the following:

- An increase of $53 million was due to the effects of network disruptions and congestion, primarily driven by work on the Howard Street tunnel and severe winter weather. These impacts include rerouting costs.
- An increase of $42 million was due to higher casualty costs related to trucking and higher derailment costs.
- Prior year results included $35 million for a favorable legal settlement and an insurance recovery.
- An increase of $25 million was due to higher net unfavorable inventory adjustments and technology impairments compared to the prior year.
- An increase of $21 million was due to advisory expenses and technology contract restructuring costs.
- All other costs decreased $4 million as efficiency savings and trucking savings from affiliate conversions were largely offset by the impact of inflation, higher property taxes, and other net increases.

Depreciation expense primarily relates to recognizing the costs of capital assets, such as track structure, locomotives and railcars, over their respective useful lives, which are reviewed periodically as part of depreciation studies. This expense is impacted primarily by the capital expenditures made each year. Depreciation expense increased $22 million primarily due to increases to the asset base, partially offset by asset retirements and impairments.

Fuel expense includes locomotive diesel fuel as well as non-locomotive fuel. This expense is largely driven by the market price and locomotive consumption of diesel fuel. Fuel expense decreased $73 million primarily due to a 7% decrease in locomotive fuel prices.

Equipment and Other Rents expense includes rent paid for freight cars owned by other railroads or private companies, net of rents received by CSXT for use of its equipment. This category of expenses also includes expenses for short-term and long-term leases of locomotives, railcars, containers, tractors and trailers, offices and other rentals. These expenses increased $2 million as increased net car hire costs were largely offset by increased ancillary income.

Goodwill Impairment expense for Quality Carriers was $164 million in 2025 compared to $108 million in 2024.

Interest Expense

Interest Expense includes interest on long-term debt and related fair value hedges, equipment obligations and finance leases. Interest expense increased $12 million primarily due to higher average debt balances.

Other Income - Net

Other Income - Net includes investment gains, losses, interest income, components of net periodic pension and post-retirement benefit cost and other non-operating activities. Other income decreased $50 million primarily due to lower interest income and lower net pension benefit credits.

Income Tax Expense

Income Tax Expense decreased $205 million primarily due to lower earnings before income taxes.

Net Earnings and Earnings per Diluted Share

Net Earnings decreased $581 million to $2.9 billion, and earnings per diluted share decreased $0.25 to $1.54, due to the factors mentioned above. Average shares outstanding was lower as a result of share repurchase activity during the year and had a favorable impact on earnings per diluted share.

NON-GAAP MEASURES (Unaudited)

CSX reports its financial results in accordance with United States generally accepted accounting principles ("GAAP"). CSX also uses certain non-GAAP measures that fall within the meaning of Securities and Exchange Commission Regulation G and Regulation S-K Item 10(e), which may provide users of the financial information with additional meaningful comparison to prior reported results. Non-GAAP measures do not have standardized definitions and are not defined by GAAP. Therefore, CSX's non-GAAP measures are unlikely to be comparable to similar measures presented by other companies. The presentation of these non-GAAP measures should not be considered in isolation from, as a substitute for, or as superior to the financial information presented in accordance with GAAP. Reconciliations of non-GAAP measures to corresponding GAAP measures are below.

Adjusted Operating Results

Management believes that adjusted operating income, adjusted operating margin, adjusted net earnings, and adjusted net earnings per share, assuming dilution are important in evaluating the Company's performance and for planning and forecasting future business operations and future profitability. These non-GAAP measures provide meaningful supplemental information regarding operating results because they exclude non-cash impairment of Quality Carriers' goodwill, which was fully impaired as of September 30, 2025. This is a significant item that is not considered indicative of future financial trends. The goodwill impairment was tax effected using rates reflective of the applicable tax amounts related to the impairment charge. These adjusted results should be considered in addition to, rather than as a substitute for, the Company's GAAP operating results.

The following tables reconcile the Company's GAAP operating results for the years ended December 31, 2025, and December 31, 2024, to adjusted operating results (non-GAAP measures).

	Year Ended Dec. 31, 2025			
(Dollars in millions, except per share amounts)	Operating Income	Operating Margin	Net Earnings	Net Earnings Per Share, Assuming Dilution
GAAP Operating Results	$ 4,521	32.1 %	$ 2,889	$ 1.54
Goodwill Impairment	164	1.1	124	0.07
Adjusted Operating Results (non-GAAP)	$ 4,685	33.2 %	$ 3,013	$ 1.61

	Year Ended Dec. 31, 2024			
(Dollars in millions, except per share amounts)	Operating Income	Operating Margin	Net Earnings	Net Earnings Per Share, Assuming Dilution
GAAP Operating Results	$ 5,245	36.1 %	$ 3,470	$ 1.79
Goodwill Impairment	108	0.7	82	0.04
Adjusted Operating Results (non-GAAP)	$ 5,353	36.8 %	$ 3,552	$ 1.83

Economic Profit

Management believes Economic Profit (also referred to as CSX Cash Earnings or CCE) provides an additional perspective to investors about financial returns generated by the business by representing a measure showing profit generated over and above the cost of capital used by the business to generate that profit. Economic Profit is designed to incentivize strategic investments that earn more than management's desired minimum required return and is broadly utilized by management to make investment decisions. Therefore, disclosing Economic Profit on how management performs in this regard provides additional useful information to investors regarding the Company's performance compared to its goals.

Economic Profit should be considered in addition to, rather than a substitute for, operating income, which is the most directly comparable GAAP measure. Economic Profit is defined by the Company as Gross Cash Earnings ("GCE") minus the Capital Charge on Gross Operating Assets ("GOA"). Increases in Economic Profit indicate that the Company is effectively allocating capital and rewarding shareholders by generating returns in excess of the incremental cost of capital associated with reinvestment in the business.

GCE is calculated as operating income plus depreciation, amortization and operating lease expense, less unusual items and taxes. The Capital Charge uses a minimum required return multiplied by the GOA. CSX's GOAs include gross properties and other non-cash assets, net of non-interest bearing liabilities. The Company used a 15% tax rate and an 8% required return, for both periods presented, which is consistent with rates used for investment decisions and performance evaluation within those same periods. The tax rate is the approximate equivalent of the Company's actual income tax expense as a percentage of pre-tax GCE. The required return rate represents management's desired minimum return on any investment. CSX annually re-evaluates these rates to ensure they accurately represent taxes and a required return in light of internal and external factors and would adjust the rate if the annual review resulted in a preset deviation from the current rates. This focuses the Economic Profit measure on value generated by management instead of external factors, such as legislative tax policy or interest rate volatility.

The following table reconciles operating income (the most directly comparable GAAP measure) to Economic Profit (non-GAAP measure).

(Dollars in Millions)	Years Ended 2025	2024
Operating Income	$ 4,521	$ 5,245
Add: Depreciation, Amortization, and Operating Lease Expense	1,792	1,775
Remove: Unusual Items [a]	164	108
Taxes [b]	(972)	(1,069)
Gross Cash Earnings or "GCE"	5,505	6,059
Operating Assets		
Current Assets (Less Cash and Short-term Investments)	1,888	1,909
Gross Properties	53,421	51,344
Other Assets	4,313	4,263
Operating Liabilities		
Non-Interest Bearing Liabilities [c]	(11,071)	(11,035)
Gross Operating Assets or "GOA" [d]	48,551	46,481
Capital Charge [e]	(3,884)	(3,718)
Economic Profit (Non-GAAP) calculated as GCE less Capital Charge	$ 1,621	$ 2,341

(a) Unusual items are defined by management as unique events with greater than $100 million full year operating income impact, consistent with the terms of the Company's long-term incentive plan agreements. Impairments of the goodwill of Quality Carriers were unusual items for 2025 and 2024.

(b) The tax percentage rate was 15% for both periods presented. This rate is applied to the sum of operating income, depreciation, amortization and operating lease expense, and unusual items.

(c) Non-interest bearing liabilities represents all liabilities excluding debt, long-term lease liabilities, and commercial paper ($75 million of commercial paper was outstanding in other current liabilities as of June 30, 2025, and none outstanding in any other period).

(d) Gross operating assets reflects an average of the year-to-date quarters reported for each year presented.

(e) The capital charge of 8% for both years is calculated as the minimum return multiplied by gross operating assets.

Free Cash Flow

Management believes free cash flow ("FCF") is useful to investors as it is important in evaluating the Company's financial performance. More specifically, FCF measures cash generated by the business after reinvestment. This measure represents cash available for both equity and bond investors to be used for dividends, share repurchases or principal reduction on outstanding debt. FCF is calculated by using net cash from operations and adjusting for property additions and proceeds and advances from property dispositions. This measure should be considered in addition to, rather than a substitute for, cash provided by operating activities.

FCF before dividends decreased $995 million year-over-year to $1.8 billion primarily due to lower net earnings and the payment of $429 million of previously-postponed federal and state taxes related to the 2024 tax year. Other year-over-year decreases resulting from higher property additions, including approximately $470 million related to rebuilding the Blue Ridge subdivision, as well as a $96 million prepayment for locomotive maintenance services were partially offset by the impact of bonus depreciation and other changes in working capital. Related to tax payments, no 2025 taxes were postponed, but 2024 results included the payment of $387 million of previously-postponed taxes related to the 2023 tax year, offset by postponement of $429 million of taxes related to the 2024 tax year.

The following table reconciles cash provided by operating activities (GAAP measure) to FCF before dividends (non-GAAP measure).

	Years Ended	
	2025	2024
(Dollars in Millions)		
Net Cash Provided by Operating Activities	$ 4,613	$ 5,247
Property Additions	(2,902)	(2,529)
Proceeds and Advances from Property Dispositions	78	66
Free Cash Flow or "FCF", before payment of dividends (Non-GAAP)	$ 1,789	$ 2,784

OPERATING STATISTICS (Estimated)

Certain operating statistics are estimated and can continue to be updated as actuals settle. The methodology for calculating train velocity, dwell, cars online and trip plan performance differs from that used by the Surface Transportation Board. The Company will continue to report these metrics to the Surface Transportation Board using the prescribed methodology.

	Fiscal Years		
	2025	2024	*Improvement/ (Deterioration)*
Operations Performance			
Train Velocity *(Miles per hour)*	**18.4**	18.3	*1 %*
Dwell *(Hours)*	**10.3**	10.3	*— %*
Cars Online	**125,379**	127,291	*2 %*
On-Time Originations	**72 %**	73 %	*(1)%*
On-Time Arrivals	**61 %**	65 %	*(6)%*
Carload Trip Plan Performance	**78 %**	79 %	*(1)%*
Intermodal Trip Plan Performance	**91 %**	91 %	*— %*
Fuel Efficiency	**0.97**	0.98	*1 %*
Revenue Ton-Miles *(Billions)*			
Merchandise	**130.1**	129.8	*— %*
Coal	**36.6**	35.7	*3 %*
Intermodal	**29.8**	28.8	*3 %*
Total Revenue Ton-Miles	**196.5**	194.3	*1 %*
Total Gross Ton-Miles *(Billions)*	**386.9**	384.4	*1 %*
Safety [a]			
FRA Personal Injury Frequency Index	**0.94**	1.23	*24 %*
FRA Train Accident Rate	**3.08**	3.56	*13 %*

Key Performance Measures Definitions:

Train Velocity - Average train speed between origin and destination in miles per hour (does not include locals, yard jobs, work trains or passenger trains). Train velocity measures actual train miles and times of a train movement on CSX's network.

Dwell - Average amount of time in hours between car arrival to and departure from the yard.

Cars Online - Average number of active freight rail cars on lines operated by CSX, excluding rail cars that are being repaired, in storage, those that have been sold, or private cars dwelling at a customer location more than one day.

On-Time Originations - Percent of scheduled road trains that depart the origin yard on-time or ahead of schedule.

On-Time Arrivals - Percent of scheduled road trains that arrive at the destination yard on-time to within two hours of scheduled arrival.

Carload Trip Plan Performance - Percent of measured cars (excludes unit trains and other non-scheduled service as well as empty automotive shipments) destined for a customer that complete their scheduled plan at or ahead of the original estimated time of arrival or interchange (as applicable).

Intermodal Trip Plan Performance - Percent of measured containers (excludes port shipments along with empty containers and other non-scheduled service) destined for a customer that complete their scheduled plan at or ahead of the original estimated time of arrival, notification or interchange (as applicable).

Fuel Efficiency - Gallons of locomotive fuel per 1,000 gross ton-miles.

Revenue Ton-Miles (RTM's) - The movement of one revenue-producing ton of freight over a distance of one mile.

Gross Ton-Miles (GTM's) - The movement of one ton of train weight over one mile. GTM's are calculated by multiplying total train weight by distance the train moved. Total train weight is comprised of the weight of the freight cars and their contents.

FRA Personal Injury Frequency Index - Number of FRA-reportable injuries per 200,000 man-hours.

FRA Train Accident Rate - Number of FRA-reportable train accidents per million train-miles.

The Company is committed to continuous improvement in safety and service performance through training, innovation and investment. Training and safety programs are designed to prevent incidents that can adversely impact employees, customers and communities. Technological innovations that can detect and avoid many types of human factor incidents are designed to serve as an additional layer of protection for the Company's employees. Continued capital investment in the Company's assets, including track, bridges, signals, equipment and detection technology also supports safety performance.

The Company remains focused on safety, service, and controlling costs. Compared to 2024, velocity improved by 1% and dwell was flat. Carload trip plan performance decreased 1% and intermodal trip plan performance was flat relative to 2024. The Company continues to focus on operational improvements and executing the operating plan to deliver safe, reliable and efficient service to customers.

The personal injury frequency index of 0.94 in 2025 improved 24% compared to prior year and the FRA train accident rate of 3.08 improved 13%. Safety is a top priority at CSX, and the Company is committed to reducing risk and enhancing the overall safety of its employees, customers, and communities in which it operates.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a company's ability to generate adequate amounts of cash to meet both current and future needs for obligations as they mature and to provide for planned capital expenditures, including those to address regulatory and legislative requirements. To have a complete picture of a company's liquidity, its sources and uses of cash, balance sheet and external factors should be reviewed.

Significant Cash Flows
The following charts highlight the operating, investing and financing components of the change in cash and cash equivalents for operating, investing and financing activities for full years 2025 and 2024.



In 2025, the Company generated $634 million less cash from operating activities compared to prior year, primarily driven by lower cash-generating net earnings, the payment of $429 million of previously postponed taxes with no postponements available in 2025, and a $96 million prepayment for locomotive maintenance services. These decreases were partially offset by the impact of bonus depreciation and other changes in working capital. In 2024, the payment of $387 million of previously-postponed taxes related to the 2023 tax year was more than offset by postponement of $429 million of taxes related to the 2024 tax year. CSX used $246 million more cash for investing activities in 2025 compared to 2024, primarily due to higher property additions consistent with planned capital expenditures, including approximately $470 million related to rebuilding the Blue Ridge subdivision as a result of impacts from Hurricane Helene. The $1.0 billion decrease in net spending on financing activities compared to the prior year was driven by fewer share repurchases and higher proceeds from the issuance of long-term debt.

Sources of Cash and Liquidity

The Company has multiple sources of liquidity, including cash generated from operations and financing sources. The Company filed a shelf registration statement with the SEC on February 27, 2025, which may be used to issue debt or equity securities at CSX's discretion, subject to market conditions and CSX Board authorization. While CSX seeks to give itself flexibility with respect to cash requirements, there can be no assurance that market conditions would permit CSX to sell such securities on acceptable terms at any given time, or at all. In 2025, CSX issued $900 million of long-term debt. See Note 10, *Debt and Credit Agreements* for more information.

CSX has access to a $1.2 billion five-year unsecured revolving credit facility backed by a diverse syndicate of banks that expires in February 2028. As of December 31, 2025, the Company had no outstanding balances under this facility. The Company also has a commercial paper program, backed by the revolving credit facility, under which the Company may issue unsecured commercial paper notes up to a maximum aggregate principal amount of $1.0 billion outstanding at any one time. As of December 31, 2025, the Company had no outstanding debt under the commercial paper program.

Uses of Cash

CSX uses current cash balances for general corporate purposes, which may include capital expenditures, working capital requirements, reduction or refinancing of outstanding indebtedness, redemptions and repurchases of CSX common stock, dividends to shareholders, acquisitions and other business opportunities, and contributions to the Company's qualified pension plan.

In 2025, CSX continued to invest in its business to create long-term value for shareholders. The Company is committed to maintaining and improving its existing infrastructure and to positioning itself for long-term, profitable growth through optimizing network and terminal capacity. Funds used for property additions are further described below.

	Years Ended	
Capital Expenditures *(Dollars in Millions)*	**2025**	2024
Track	$ 987	$ 1,039
Bridges, Signals, PTC and Other	1,252	802
Total Infrastructure	2,239	1,841
Strategic Projects and Commercial Facilities	332	364
Locomotives	208	250
Freight Cars	123	74
Cash Invested for Capital Expenditures	$ 2,902	$ 2,529

Capital expenditures above include approximately $470 million and $50 million in 2025 and 2024, respectively, related to rebuilding the Blue Ridge subdivision as a result of impacts from Hurricane Helene. Planned capital investments for 2026 are expected to be less than $2.4 billion. Spending to sustain core infrastructure with a focus on safety and reliability will be a top priority. In addition, management is committed to investments that promote profitable growth, including projects supporting service enhancements and productivity initiatives, including investments in locomotives and freight cars. CSX intends to fund capital investments primarily through cash generated from operations.

CSX is continually evaluating market and regulatory conditions that could affect the Company's ability to generate sufficient returns on capital investments. CSX may revise its future estimates for capital spending as a result of changes in business conditions, tax legislation or the enactment of new laws or regulations, which could have a material adverse effect on the Company's operations and financial performance in the future (see *Risk Factors* under Item 1A of this Form 10-K).

CSX is committed to returning cash to shareholders. Capital structure, capital investments and cash distributions, including dividends and share repurchases, are reviewed at least annually by the Board of Directors. On February 12, 2025, the Company's Board of Directors authorized an 8% increase in the quarterly cash dividend to $0.13 per common share effective March 2025. The 2025 dividend increase was the 21st consecutive increase in CSX's annual dividend. Management's assessment of market conditions and other factors guides the timing and volume of repurchases. Future share repurchases are expected to be funded by cash on hand, cash generated from operations and debt issuances.

Material Changes in the Consolidated Balance Sheets and Working Capital
CSX's balance sheet reflects its strong capital base and the impact of CSX's balanced approach in deploying capital for the benefit of its shareholders, which includes investments in infrastructure, dividend payments and share repurchases. Further, CSX is well positioned from a liquidity standpoint. The Company ended the year with $675 million of cash, cash equivalents and short-term investments.

Total assets as well as total liabilities and shareholders' equity increased $918 million from prior year end. The increase in total assets was primarily due to a $1.2 billion increase in net properties consistent with planned capital expenditures, including additions related to rebuilding the Blue Ridge subdivision. Additionally, investments in affiliates and other companies increased $114 million driven by affiliate earnings and other current assets increased due to a $96 million prepayment of locomotive maintenance expenses. These increases were partially offset by a $263 million decrease in cash and cash equivalents as noted above and a $164 million impairment of Quality Carriers' goodwill.

Total liabilities increased $265 million from prior year end primarily due to the issuance of $900 million in long-term debt and a $189 million increase in deferred income taxes primarily driven by bonus tax depreciation enacted into law on July 4, 2025. These increases were partially offset by debt repayments of $613 million and a decrease in income and other taxes payable primarily resulting from payments of $429 million for previously postponed federal and state income taxes. Total shareholders' equity increased $653 million from prior year end primarily driven by net earnings of $2.9 billion, partially offset by share repurchases of $1.4 billion and dividends paid of $972 million.

Working capital is considered a measure of a company's ability to meet its short-term needs. CSX had a working capital deficit of $583 million at December 2025 and $456 million at December 2024. This deficit increase of $127 million since prior year end is primarily due to cash paid for property additions of $2.9 billion, share repurchases of $1.4 billion, dividend payments of $972 million, and debt repayments of $613 million. These decreases were partially offset by cash-generating net earnings of $4.9 billion and debt issued of $900 million.

The Company's working capital balance varies due to factors such as the timing of scheduled debt and tax payments and other changes in cash and cash equivalent balances. A working capital deficit is not unusual for CSX or other companies in the industry and does not indicate a lack of liquidity. The Company continues to maintain adequate current assets to satisfy current liabilities and maturing obligations when they come due. Furthermore, CSX has sufficient financial capacity, including its revolving credit facility, commercial paper program and its ability to file and use shelf registration statements to manage its day-to-day cash requirements and any anticipated obligations. The Company accesses the credit markets from time to time for additional liquidity.

Credit Ratings

Credit ratings reflect an independent agency's judgment on the likelihood that a borrower will repay a debt obligation at maturity. The ratings reflect many considerations, such as the nature of the borrower's industry and its competitive position, the size of the company, its liquidity and access to capital and the sensitivity of a company's cash flows to changes in the economy. The three largest rating agencies, Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service ("Moody's"), and Fitch Ratings ("Fitch"), use alphanumeric codes to designate their ratings. The highest quality rating for long-term credit obligations is AAA for S&P and Fitch and is Aaa for Moody's. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

CSX's credit ratings remained stable during 2025 with no changes in the Company's S&P, Moody's, or Fitch ratings from prior year. The Company's credit ratings as of December 31, 2025 are summarized below:

Rating Agency	Long-Term Ratings	Outlook
Fitch	A-	Stable
Moody's	A3	Stable
S&P	BBB+	Stable

The cost and availability of unsecured financing are materially affected by CSX's long-term credit ratings. Ratings of BBB- by S&P and Fitch and Baa3 by Moody's, or better, reflect ratings on debt obligations that fall within a band of credit quality considered to be investment-grade. If CSX's credit ratings were to decline to below investment-grade levels, the Company could experience significant increases in its interest cost for new debt. In addition, a decline in CSX's credit ratings to below investment-grade levels could adversely affect the market's demand, and thus the Company's ability to readily issue new debt. The Company is committed to maintaining an investment-grade credit profile.

CONTRACTUAL OBLIGATIONS, OTHER COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

Contractual Obligations

CSX is party to contractual arrangements that obligate the Company to make future cash payments. These obligations impact the Company's liquidity and capital resource needs. The Company's contractual obligations primarily consist of long-term debt and related interest payments, purchase commitments, leases, other-post employment benefits and agreements with Conrail.

- As of December 31, 2025, the Company had outstanding fixed-rate notes with varying maturities. See Note 10, *Debt and Credit Agreements*, for additional information related to future debt payments. Future interest payments associated with outstanding debt total $13.9 billion, with $831 million payable in 2026.

- Purchase commitments consist of CSX's long-term locomotive maintenance, rebuild and purchase program and other commitments to purchase technology, communications, railcar maintenance and other services. See Note 8, *Commitments and Contingencies*, for additional information about future payments related to purchase commitments.

- Capital expenditures include investments related to public-private partnerships. These partnership investments are typically for projects that are partially or wholly reimbursed to CSX through government awards or other funding sources. Project contribution commitments that are not reimbursable total $18 million as of December 31, 2025.

- The Company's leases include property, equipment, and line leases. See Note 7, *Leases*, for additional information about future payments related to leases.

- Other post-employment benefits include estimated other post-retirement medical and life insurance payments and payments under non-qualified pension plans that are unfunded. See Note 9, *Employee Benefit Plans*, for additional information about future payments under such plans.

- Conrail owns rail infrastructure and operates for the joint benefit of CSX and Norfolk Southern Corporation ("NS"). This is known as the shared asset area. Conrail charges fees for right-of-way usage, equipment rentals and transportation, switching and terminal service charges in the shared asset area. See Note 15, *Investment in Affiliates and Related-Party Transactions*, for additional information about future payments related to agreements with Conrail.

Other Commitments and Off-Balance Sheet Arrangements

Other commitments total $211 million and primarily consist of surety bonds, guarantees, and letters of credit, none of which are individually significant. These off-balance sheet arrangements are not reasonably likely to have a material effect on the Company's financial condition, results of operations or liquidity.

LABOR AGREEMENTS

Approximately 16,900 of the Company's approximately 23,000 employees are members of a rail labor union and covered by national agreements with the Class I railroads or CSX-specific agreements. As of the date of this filing, new agreements with an effective date of January 1, 2025, have been fully ratified by most unions, representing nearly 75% of the Company's unionized workforce. The remaining unionized employees are covered under previous agreements while negotiations take place since collective agreements under the Railway Labor Act do not expire, but continue until amended or replaced.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates in reporting the amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and certain revenues and expenses during the reporting period. Actual results may differ from those estimates. These estimates and assumptions are discussed with the Audit Committee of the Board of Directors on a regular basis. Significant estimates using management judgment are made for the following areas:

- personal injury and environmental reserves;
- pension plan accounting; and
- depreciation policies for assets under the group-life method

Personal Injury and Environmental Reserves
Personal Injury

Personal Injury reserves of $154 million and $142 million for 2025 and 2024, respectively, represent liabilities for employee work-related and third-party injuries. CSXT retains an independent actuary to assist management in assessing the value of personal injury claims. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims. It is based largely on CSXT's historical claims and settlement experience. Actual results may vary from estimates due to the number, type and severity of the injury, costs of medical treatments and uncertainties in litigation. For additional details, including a description of our related accounting policies, see Note 5, *Casualty, Environmental and Other Reserves,* in the consolidated financial statements.

Environmental

Environmental reserves were $156 million and $151 million for 2025 and 2024, respectively. The Company is a party to various proceedings related to environmental issues, including administrative and judicial proceedings involving private parties and regulatory agencies. The Company has been identified as a potentially responsible party at approximately 220 environmentally impaired sites. The Company reviews its potential liability with respect to each site identified, giving consideration to a number of factors such as:

- type of clean-up required;
- nature of the Company's alleged connection to the location (e.g., generator of waste sent to the site or owner or operator of the site);
- extent of the Company's alleged connection (e.g., volume of waste sent to the location and other relevant factors); and
- number, connection and financial viability of other named and unnamed potentially responsible parties at the location.

Conditions that are currently unknown could, at any given location, result in additional exposure, the amount and materiality of which cannot presently be reasonably estimated. For additional details, including a description of our related accounting policies, see Note 5, *Casualty, Environmental and Other Reserves,* in the consolidated financial statements.

Critical Accounting Estimates, *continued*

Pension Plan Accounting

The Company sponsors defined benefit pension plans principally for salaried, management personnel. For employees hired prior to 2003, the plans provide eligible employees with retirement benefits based predominantly on years of service and compensation rates near retirement. For employees hired between 2003 and 2019, benefits are determined based on a cash balance formula, which provides benefits by utilizing interest and pay credits based upon age, service and compensation. Beginning in 2020, the CSX Pension Plan was closed to new participants. As of December 2025, the projected benefit obligation for the Company's pension plans was $2.2 billion. For information related to the funded status of the Company's pension plans, see Note 9, *Employee Benefit Plans*.

The accounting for these plans is subject to the guidance provided in the *Compensation-Retirement Benefits Topic* in the Accounting Standards Codification ("ASC"). This rule requires that management make certain assumptions relating to the following:
- discount rates used to measure future obligations and interest expense;
- long-term rate of return on plan assets; and
- other assumptions.

The Company engages independent actuaries to compute the amounts of liabilities and expenses relating to these plans subject to the assumptions that the Company determines are appropriate based on historical trends, current market rates and future projections. These amounts are reviewed by management.

Discount Rates

Discount rates affect the amount of liability recorded and the service and interest cost components of pension expense. Discount rates reflect the rates at which pension benefits could be effectively settled, or in other words, how much it would cost the Company to buy enough high quality bonds to generate cash flow equal to the Company's expected future benefit payments. The Company determines the discount rate based on the market yield as of year-end for high quality corporate bonds whose maturities match the plans' expected benefit payments.

The Company measures the service and interest cost components of the net pension benefits expense by using individual spot rates matched with separate cash flows for each future year. Under the spot rate approach, individual spot discount rates along the same high quality corporate bonds yield curve used to measure the pension benefit liabilities are applied to the relevant projected cash flows at the relevant maturity.

The weighted average discount rate used by the Company to value its pension obligations was 5.25% and 5.50% as of December 2025, and December 2024, respectively. As of December 2025, the estimated duration of pension benefits is approximately 9 years.

Each year, the discount rate is reevaluated and adjusted using the current market interest rates for high quality corporate bonds to reflect the best estimate of the current effective settlement rates. In general, if interest rates decline or rise, the assumed discount rate will change.

Critical Accounting Estimates, *continued*

Long-term Rate of Return on Plan Assets

The expected long-term average rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for benefits included in the projected benefit obligation. In estimating that rate, the Company gives appropriate consideration to the historical returns earned by the plan assets in the funds, forward-looking economic assumptions, fees and other costs to be paid out of plan assets, and the current and projected asset mix of the funds. Management, with the assistance of an outsourced investment manager, balances market expectations obtained from various investment managers with both market and actual plan historical returns to develop a reasonable estimate of the expected long-term rate of return on assets. As this assumption is long term, the annual review may result in less frequent adjustment than other assumptions used in pension accounting. The long-term rate of return on plan assets used by the Company to value its benefit cost for the subsequent plan year was 6.25% and 6.75% in 2025 and 2024, respectively.

Other Assumptions

The calculations made by the actuaries also include assumptions relating to mortality rates, turnover, retirement age and salary inflation rates. These assumptions are based upon historical data, recent plan experience and industry trends and are determined by management.

2026 Estimated Pension Expense

Net periodic pension benefit expense for 2026 is expected to be a credit of $5 million. Net periodic pension benefit expense for 2026 is expected to include service cost expense of $21 million. Service cost expense is included in labor and fringe on the consolidated income statement and all other components of net pension expense are included in other income - net. Net periodic pension expense in 2025 was a credit of $8 million. The decrease in the expected credit is primarily due to a decrease in the expected return on plan assets.

The following sensitivity analysis illustrates the effects of a 1% change in certain assumptions on the 2026 estimated pension expense:

(Dollars in Millions)	Pension Expense
Discount Rate	$ 11
Long-term Rate of Return	$ 24

Critical Accounting Estimates, *continued*

Depreciation Policies for Assets Utilizing the Group-Life Method
     The depreciable assets of the Company are depreciated using either the group-life or straight-line method of accounting, which are both acceptable depreciation methods in accordance with GAAP. The Company depreciates its railroad assets, including main-line track, locomotives and freight cars, using the group-life method of accounting. Assets depreciated under the group-life method comprise 86% of total fixed assets of $53.8 billion on a gross basis at December 31, 2025. The remaining depreciable assets of the Company, including non-railroad assets and assets under finance leases, are depreciated using the straight-line method on a per asset basis. Land is not depreciated.

     Management performs a review of depreciation expense, including the impacts of service lives and salvage values, on a regular basis. This review includes consideration of the most recent periodic depreciation studies, which are performed for assets depreciated using the group-life method. As part of the depreciation study, an assessment of the recorded amount of accumulated depreciation is made to determine if it is deficient (or in excess) of the appropriate amount indicated by the study. Any such deficiency (or excess), including any deferred gains or losses, is amortized as a component of depreciation expense over the remaining service life of the asset group until the next required depreciation study. There are several factors taken into account during the depreciation study and they include:

- statistical analysis of historical life and salvage data for each group of property;
- statistical analysis of historical retirements for each group of property;
- evaluation of current operations;
- evaluation of technological advances and maintenance schedules;
- previous assessment of the condition of the assets;
- management's outlook on the future use of certain asset groups;
- expected net salvage to be received upon retirement; and
- comparison of assets to the same asset groups with other companies.

     The STB requires depreciation studies be performed every three years for equipment assets (e.g., locomotives and freight cars) and every six years for road and track assets (e.g., bridges, signals, rail, ties, and ballast). The Company reviews and evaluates asset service lives and salvage values for appropriateness at least annually, which includes consideration of the most recent depreciation studies or data reviews conducted by a third-party specialist. The most recent depreciation studies for equipment assets and road and track assets were performed in 2025 and 2020, respectively. Changes in the estimated service lives of assets and their related depreciation rates are implemented prospectively.

     A 1% change in the average estimated useful life of all group-life assets would result in an approximate $15 million change to the Company's annual depreciation expense. There were no significant changes to the Company's asset lives as a result of the most recently completed studies prior to 2025. The Company does not expect any significant changes to asset lives as a result of the 2025 study, but does expect a favorable change to depreciation expense of approximately $40 million per year primarily as a result of increases in the remaining service lives of certain equipment assets. For additional details, including a more detailed description of our related accounting policies, see Note 6, *Properties,* in the consolidated financial statements.

New Accounting Pronouncements and Changes in Accounting Policy
   See Note 1, *Nature of Operations and Significant Accounting Policies,* under the caption "New Accounting Pronouncements."

FORWARD-LOOKING STATEMENTS

Certain statements in this report and in other materials filed with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made by the Company, are forward-looking statements. The Company intends for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements within the meaning of the Private Securities Litigation Reform Act may contain, among others, statements regarding:

- projections and estimates of earnings, revenues, margins, volumes, rates, cost-savings, expenses, taxes or other financial items;
- expectations as to results of operations and operational initiatives;
- expectations as to the effect of claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or agreements on the Company's financial condition, results of operations or liquidity;
- management's plans, strategies and objectives for future operations, capital expenditures, workforce levels, dividends, share repurchases, safety and service performance, proposed new services and other matters that are not historical facts, and management's expectations as to future performance and operations and the time by which objectives will be achieved; and
- future economic, industry or market conditions or performance and their effect on the Company's financial condition, results of operations or liquidity.

Forward-looking statements are typically identified by words or phrases such as "will," "should," "believe," "expect," "anticipate," "project," "estimate," "preliminary" and similar expressions. The Company cautions against placing undue reliance on forward-looking statements, which reflect its good faith beliefs with respect to future events and are based on information currently available to it as of the date the forward-looking statement is made. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the timing when, or by which, such performance or results will be achieved.

Forward-looking statements are subject to a number of risks and uncertainties and actual performance or results could differ materially from those anticipated by any forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. If the Company does update any forward-looking statement, no inference should be drawn that the Company will make additional updates with respect to that statement or any other forward-looking statements.

The following important factors, in addition to those discussed in Part I, Item 1A. *Risk Factors* and elsewhere in this report, may cause actual results to differ materially from those contemplated by any forward-looking statements:

- legislative, regulatory or legal developments involving transportation, including rail or intermodal transportation, the environment, hazardous materials, taxation, international trade and initiatives to further regulate the rail industry;
- the outcome of litigation, claims and other contingent liabilities, including, but not limited to, those related to fuel surcharge, environmental matters, taxes, shipper and rate claims subject to adjudication, personal injuries and occupational illnesses;

- changes in domestic or international economic, political or business conditions, including those directly affecting the transportation industry (such as the impact of industry competition, conditions, performance and consolidation, as well as the impact of international trade agreements and tariffs) and those affecting the level of demand for products carried by CSXT or by truck, which could impact the performance and value of the Company's rail and trucking-related investments;

- natural events such as severe weather conditions, including floods, fire, hurricanes and earthquakes, a pandemic crisis affecting the health of the Company's employees, its shippers or the consumers of goods, or other unforeseen disruptions of the Company's operations, systems, property, equipment or supply chain;

- competition from other modes of freight transportation, such as trucking, and competition and consolidation or financial distress within the transportation industry generally;

- the cost of compliance with laws and regulations that differ from expectations as well as costs, penalties and operational and liquidity impacts associated with noncompliance with applicable laws or regulations;

- the impact of increased passenger activities in capacity-constrained areas, including potential effects of high speed rail initiatives, or regulatory changes affecting when CSXT can transport freight or service routes;

- unanticipated conditions in the financial markets that may affect timely access to capital markets and the cost of capital, as well as management's decisions regarding share repurchases;

- changes in fuel prices, surcharges for fuel and the availability of fuel;

- the impact of natural gas prices on coal-fired electricity generation;

- the impact of global supply and price of seaborne coal on CSX's export coal market;

- availability of insurance coverage at commercially reasonable rates or insufficient insurance coverage to cover claims or damages;

- the inherent business risks associated with safety and security, including the transportation of hazardous materials or a cybersecurity attack which would threaten the availability and reliability of information technology;

- adverse economic or operational effects from actual or threatened war or terrorist activities and any governmental response;

- loss of key personnel or the inability to hire and retain qualified employees;

- labor and benefit costs and labor difficulties, including stoppages affecting either the Company's operations or customers' ability to deliver goods to the Company for shipment;

- the Company's success in implementing its strategic, financial and operational initiatives, including acquisitions;

- the impact of conditions in the real estate market on the Company's ability to sell assets;

- changes in operating conditions and costs, including the impacts of inflation, or commodity concentrations;

- the impacts of a public health crisis and any policies or initiatives instituted in response; and

- the inherent uncertainty associated with projecting economic and business conditions.

Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements are specified elsewhere in this report and in CSX's other SEC reports, which are accessible on the SEC's website at www.sec.gov and the Company's website at www.csx.com. The information on the CSX website is not part of this annual report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Changes in interest rates may impact the cost of future long-term debt issued by the Company, and as a result, represent interest rate risk to the Company. In an effort to manage this risk, CSX may use certain financial instruments such as interest rate forward contracts. The following information, together with information included in Note 10, *Debt and Credit Agreements*, and Note 13, *Fair Value Measurements*, describes the key aspects of such contracts and the related market risk to CSX.

Changes in interest rates could impact the fair value of the Company's fixed-to-floating interest rate swaps. In 2025, CSX entered into two fixed-to-floating interest rate swaps classified as fair value hedges. The swaps are designed to hedge 10 years of interest rate risk associated with market fluctuations attributable to Secured Overnight Financing Rate ("SOFR") on a cumulative $250 million of fixed rate outstanding notes which are due in 2055. As of December 31, 2025, the fair value of these swaps was a $9 million asset. In 2023, CSX entered into two separate fixed-to-floating interest rate swaps classified as fair value hedges. The swaps are designed to hedge 10 years of interest rate risk associated with market fluctuations attributable to the SOFR on a cumulative $250 million of fixed rate outstanding notes which are due in 2033. As of December 31, 2025, the cumulative fair value of these swaps was a $14 million asset. In 2022, CSX entered into five separate fixed-to-floating interest rate swaps classified as fair value hedges. The swaps are designed to hedge 10 years of interest rate risk associated with market fluctuations attributable to SOFR on a cumulative $800 million of fixed rate outstanding notes, which are due between 2036 and 2040. As of December 31, 2025, the cumulative fair value of these swaps was a $87 million liability. As of December 31, 2025, the potential change in fair value of fixed-to-floating interest rate swaps resulting from a hypothetical 10% change in interest rates would not be material.

Changes in interest rates no longer impact the fair value of the Company's forward starting interest rate swaps because they were fully settled in 2024.

As of December 31, 2025, CSX had no floating rate notes outstanding. However, changes in interest rates could impact the fair value (but not the carrying value) of the Company's fixed rate long-term debt. The potential decrease in fair value of the Company's fixed rate long-term debt resulting from a hypothetical 10% increase in U.S. Treasury rates, or approximately 43 basis points, is estimated to be $757 million as of December 31, 2025, and $756 million as of December 31, 2024. The underlying fair values of the Company's long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

CSX CORPORATION

PART II
Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PART II
Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CSX Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CSX Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated income statements, comprehensive income statements, statements of changes in shareholders' equity and cash flow statements for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 12, 2026 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Depreciation Policies for Assets Utilizing the Group-Life Method

Description of the Matter

As of December 31, 2025, assets depreciated under the group-life method comprised 86% of total gross fixed assets of $53.8 billion. As discussed in Note 6 of the consolidated financial statements, the group-life method aggregates assets with similar lives and characteristics into groups and depreciates each of these groups as a whole. When using the group-life method, an underlying assumption is that each group of assets, as a whole, is used and depreciated to the end of the group's recoverable life. The Company utilizes different depreciable asset categories to account for depreciation expense for the railroad assets that are depreciated under the group-life method.

Under the group-life method, depreciation studies are conducted by a third-party specialist and analyzed by the Company's management to review asset service lives and salvage values related to group-life assets. Depreciation studies are performed every three years for equipment assets and every six years for road and track assets. At least annually, management reviews and evaluates asset service lives and salvage values for appropriateness, which includes consideration of the most recent depreciation studies or data reviews conducted by a third-party specialist. For road and track assets and equipment assets, the most recent depreciation studies were performed in 2020 and 2025, respectively.

Auditing depreciation expense for assets subject to the group-life method was complex due to the nature of the methods used to determine the asset service lives and salvage values of the Company's assets. These methods have an impact on depreciation expense.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to review asset service lives and salvage values related to group-life assets. For example, we tested controls over management's review of asset activity that could impact the estimated useful lives.

To test the asset service lives and salvage values of the Company's group-life assets, we performed audit procedures that included, among others: evaluating management's documentation to support its evaluation of asset service lives and salvage values to assess if there have been any indicators there has been a material change; evaluating the information provided by the Company's third-party specialist and reviewed by management; and assessing the completeness and accuracy of the data provided by management to the third-party specialist.

Additionally, we compared the assumptions used by management to those used throughout the industry and within other depreciation studies. We assessed the historical accuracy of management's estimates via retrospective review and independently recalculated the current year depreciation rates.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1981.

Jacksonville, Florida
February 12, 2026

CONSOLIDATED INCOME STATEMENTS
(Dollars in Millions, Except Per Share Amounts)

	Years Ended		
	2025	2024	2023
Revenue	$ **14,092**	$ 14,540	$ 14,657
Expense			
Labor and Fringe	**3,262**	3,165	3,052
Purchased Services and Other	**3,013**	2,841	2,768
Depreciation and Amortization	**1,680**	1,658	1,607
Fuel	**1,095**	1,168	1,377
Equipment and Other Rents	**357**	355	354
Goodwill Impairment (Note 18)	**164**	108	—
Total Expense	**9,571**	9,295	9,158
Operating Income	**4,521**	5,245	5,499
Interest Expense	**(844)**	(832)	(809)
Other Income - Net (Note 14)	**92**	142	139
Earnings Before Income Taxes	**3,769**	4,555	4,829
Income Tax Expense (Note 12)	**(880)**	(1,085)	(1,161)
Net Earnings	$ **2,889**	$ 3,470	$ 3,668
Per Common Share (Note 2)			
Net Earnings Per Share			
Basic	$ **1.54**	$ 1.79	$ 1.83
Assuming Dilution	$ **1.54**	$ 1.79	$ 1.82
Average Common Shares Outstanding *(Millions)*			
Basic	**1,870**	1,939	2,008
Assuming Dilution	**1,873**	1,943	2,013

Certain prior year data has been reclassified to conform to the current presentation.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
(Dollars in Millions)

	Years Ended		
	2025	2024	2023
Net Earnings	$ **2,889** $	3,470 $	3,668
Other Comprehensive Income (Loss) - Net of Tax:			
Pension and Other Post-Employment Benefits	**12**	41	129
Interest Rate Derivatives	**(1)**	3	—
Other	**8**	3	2
Total Other Comprehensive Income (Note 16)	**19**	47	131
Comprehensive Earnings	$ **2,908** $	3,517 $	3,799

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(Dollars in Millions)

	December 2025	December 2024
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 670	$ 933
Short-term Investments	5	72
Accounts Receivable - Net (Note 11)	1,298	1,326
Materials and Supplies	390	414
Other Current Assets	187	75
Total Current Assets	2,550	2,820
Properties	53,816	52,191
Accumulated Depreciation	(17,005)	(16,533)
Properties - Net (Note 6)	36,811	35,658
Investment in Affiliates and Other Companies (Note 15)	2,634	2,520
Right of Use Lease Asset (Note 7)	464	487
Goodwill and Other Intangible Assets - Net (Note 18)	267	433
Other Long-term Assets	956	846
Total Assets	$ 43,682	$ 42,764
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,149	$ 1,118
Labor and Fringe Benefits Payable	532	480
Casualty, Environmental and Other Reserves (Note 5)	184	149
Current Maturities of Long-term Debt (Note 10)	708	606
Income and Other Taxes Payable	118	508
Interest Payable	170	172
Other Current Liabilities	272	243
Total Current Liabilities	3,133	3,276
Casualty, Environmental and Other Reserves (Note 5)	295	313
Long-term Debt (Note 10)	18,165	17,897
Deferred Income Taxes - Net (Note 12)	7,914	7,725
Long-term Lease Liability (Note 7)	479	486
Other Long-term Liabilities	536	560
Total Liabilities	30,522	30,257
Shareholders' Equity:		
Common Stock, $1 Par Value (Note 3)	1,860	1,900
Other Capital	948	846
Retained Earnings	10,560	9,988
Accumulated Other Comprehensive Loss (Note 16)	(213)	(232)
Non-controlling Minority Interest	5	5
Total Shareholders' Equity	13,160	12,507
Total Liabilities and Shareholders' Equity	$ 43,682	$ 42,764

Certain prior year data has been reclassified to conform to the current presentation.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED CASH FLOW STATEMENTS
(Dollars in Millions)

	Years Ended		
	2025	2024	2023
OPERATING ACTIVITIES			
Net Earnings	$ 2,889	$ 3,470	$ 3,668
Adjustments to Reconcile Net Earnings to Net Cash			
Provided by Operating Activities:			
Depreciation and Amortization	1,680	1,658	1,607
Goodwill Impairment (Note 18)	164	108	—
Deferred Income Taxes	194	12	126
Other Operating Activities	(70)	(75)	(41)
Changes in Operating Assets and Liabilities:			
Accounts Receivable	88	82	(51)
Other Current Assets	(87)	45	(112)
Accounts Payable	40	3	74
Income and Other Taxes Payable	(399)	(19)	430
Other Current Liabilities	114	(37)	(187)
Net Cash Provided by Operating Activities	4,613	5,247	5,514
INVESTING ACTIVITIES			
Property Additions	(2,902)	(2,529)	(2,257)
Purchases of Short-term Investments	—	(66)	(104)
Proceeds from Sales of Short-term Investments	80	91	153
Proceeds and Advances from Property Dispositions	78	66	88
Business Acquisition, Net of Cash Acquired	(16)	(70)	(31)
Other Investing Activities	(91)	(97)	(76)
Net Cash Used in Investing Activities	(2,851)	(2,605)	(2,227)
FINANCING ACTIVITIES			
Shares Repurchased	(1,396)	(2,237)	(3,482)
Dividends Paid	(972)	(930)	(882)
Long-term Debt Repaid	(613)	(558)	(153)
Long-term Debt Issued (Note 10)	900	550	600
Other Financing Activities	56	113	50
Net Cash Used in Financing Activities	(2,025)	(3,062)	(3,867)
Net Decrease in Cash and Cash Equivalents	(263)	(420)	(580)
CASH AND CASH EQUIVALENTS			
Cash and Cash Equivalents at Beginning of Period	933	1,353	1,933
Cash and Cash Equivalents at End of Period	$ 670	$ 933	$ 1,353
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest Paid - Net of Amounts Capitalized	$ 870	$ 850	$ 806
Income Taxes Paid (Note 12)	$ 1,102	$ 1,076	$ 630
Capital Expenditures Accrued but Not Yet Paid	$ 231	$ 247	$ 186

Certain prior year data has been reclassified to conform to the current presentation.

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY
(Dollars in Millions)

	Common Shares Outstanding *(Thousands)*	Common Stock and Other Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income[a]	Non-controlling Minority Interest	Total Shareholders' Equity
December 31, 2022	2,066,367	$ 2,640	$ 10,229	$ (410)	$ 10	$ 12,469
Comprehensive Earnings:						
Net Earnings	—	—	3,668	—	—	3,668
Other Comprehensive Income (Note 16)	—	—	—	131	—	131
Total Comprehensive Earnings						3,799
Common Stock Dividends,$0.44 per share	—	—	(882)	—	—	(882)
Share Repurchases	(112,484)	(112)	(3,370)	—	—	(3,482)
Excise Tax on Net Share Repurchases	—	—	(33)	—	—	(33)
Other	4,874	122	(3)	—	(5)	114
December 31, 2023	1,958,757	2,650	9,609	(279)	5	11,985
Comprehensive Earnings:						
Net Earnings	—	—	3,470	—	—	3,470
Other Comprehensive Income (Note 16)	—	—	—	47	—	47
Total Comprehensive Earnings						3,517
Common Stock Dividends, $0.48 per share	—	—	(930)	—	—	(930)
Share Repurchases	(64,556)	(65)	(2,139)	—	—	(2,204)
Excise Tax on Net Share Repurchases	—	—	(20)	—	—	(20)
Other	5,989	161	(2)	—	—	159
December 31, 2024	1,900,190	2,746	9,988	(232)	5	12,507
Comprehensive Earnings:						
Net Earnings	—	—	2,889	—	—	2,889
Other Comprehensive Income (Note 16)	—	—	—	19	—	19
Total Comprehensive Earnings						2,908
Common Stock Dividends, $0.52 per share	—	—	(972)	—	—	(972)
Share Repurchases	(44,459)	(44)	(1,332)	—	—	(1,376)
Excise Tax on Net Share Repurchases	—	—	(12)	—	—	(12)
Other	3,928	106	(1)	—	—	105
December 31, 2025	**1,859,659**	$ **2,808**	$ **10,560**	$ **(213)**	**5** $	**13,160**

(a) Accumulated Other Comprehensive Loss year-end balances shown above are net of tax. The associated tax benefits were $58 million, $61 million, and $74 million for 2025, 2024 and 2023, respectively. For additional information see Note 16, Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements.

PART II
Item 8. Financial Statements and Supplementary Data

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Nature of Operations and Significant Accounting Policies

Business

CSX Corporation together with its subsidiaries ("CSX" or the "Company"), based in Jacksonville, Florida, is one of the nation's leading transportation companies. The Company provides rail-based transportation services including traditional rail service, the transport of intermodal containers and trailers, as well as other transportation services such as rail-to-truck transfers and bulk commodity operations.

CSX Transportation, Inc.

CSX's principal operating subsidiary, CSX Transportation, Inc. ("CSXT"), provides an important link to the transportation supply chain through its approximately 20,000 route mile rail network and serves major population centers in 26 states east of the Mississippi River, the District of Columbia and the Canadian provinces of Ontario and Quebec. It has access to over 70 ocean, river and lake port terminals along the Atlantic and Gulf Coasts, the Mississippi River, the Great Lakes and the St. Lawrence Seaway. The Company's intermodal business links customers to railroads via trucks and terminals. CSXT also serves thousands of production and distribution facilities through track connections to approximately 250 short-line and regional railroads.

CSXT is also responsible for the Company's real estate sales, leasing, acquisition and management and development activities. Substantially all of these activities are focused on supporting railroad operations.

Other Entities

In addition to CSXT, the Company's subsidiaries include Quality Carriers, Inc. ("Quality Carriers"), CSX Intermodal Terminals, Inc. ("CSX Intermodal Terminals"), Total Distribution Services, Inc. ("TDSI"), TRANSFLO Terminal Services, Inc. ("TRANSFLO"), CSX Technology, Inc. ("CSX Technology") and other subsidiaries. Quality Carriers is the largest provider of bulk liquid chemicals truck transportation in North America. CSX Intermodal Terminals owns and operates a system of intermodal terminals, predominantly in the eastern United States, and also provides drayage services (the pickup and delivery of intermodal shipments) for certain customers. TDSI serves the automotive industry with distribution centers and storage locations. TRANSFLO connects non-rail served customers to the many benefits of rail by transferring products from rail to trucks. The biggest TRANSFLO markets are chemicals and agriculture, which include shipments of plastics and ethanol. CSX Technology and other subsidiaries provide support services for the Company.

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

Lines of Business
During 2025, the Company's services generated $14.1 billion of revenue and served four primary lines of business: merchandise, intermodal, coal and trucking.

- The merchandise business shipped 2.6 million carloads (41% of volume) and generated $8.8 billion in revenue (62% of revenue) in 2025. The Company's merchandise business is comprised of shipments in the following diverse markets: chemicals, agricultural and food products, minerals, automotive, forest products, metals and equipment, and fertilizers.
- The intermodal business shipped 3.0 million units (48% of volume) and generated $2.1 billion in revenue (15% of revenue) in 2025. The intermodal business combines the superior economics of rail transportation with the flexibility of trucks and offers a cost and environmental advantage over long-haul trucking. Through a network of approximately 30 terminals, the intermodal business serves all major markets east of the Mississippi River and transports mainly manufactured consumer goods in containers, providing customers with truck-like service for longer shipments.
- The coal business shipped 718 thousand carloads (11% of volume) and generated $1.9 billion in revenue (13% of revenue) in 2025. The Company transports domestic coal, coke and iron ore to electricity-generating power plants, steel manufacturers and industrial plants as well as export coal to deep-water port facilities. Most of the export coal the Company transports is used for steelmaking, while the majority of domestic coal the Company ships is used for electricity generation.
- The trucking business generated $816 million, or 6%, of revenue in 2025. Trucking revenue is comprised of revenue from the operations of Quality Carriers.

Other revenue accounted for 4% of the Company's total revenue in 2025. This category includes revenue from regional subsidiary railroads and incidental charges, including intermodal storage and equipment usage, demurrage and switching. Revenue from regional subsidiary railroads includes shipments by railroads that the Company does not directly operate. Intermodal storage represents charges for customer storage of containers at an intermodal terminal, ramp facility or offsite location beyond a specified period of time. Demurrage represents charges assessed when freight cars are held by a customer beyond a specified period of time. Switching represents charges assessed when a railroad switches cars for a customer or another railroad.

Segments
The Company has two operating segments: rail and trucking. Although the Company provides a breakdown of revenue by line of business, the overall financial and operational performance of the railroad is analyzed as one operating segment due to the integrated nature of the rail network. The trucking segment is not material for separate disclosure. See Note 17, *Segment Reporting and Significant Expenses,* for additional information on the Company's segments.

Employees
The Company's number of employees was approximately 23,000 as of December 2025, which includes approximately 16,900 rail labor union employees. Most of the Company's employees provide or support transportation services.

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

Basis of Presentation
In the opinion of management, the accompanying consolidated financial statements contain all normal, recurring adjustments necessary to fairly present the financial position of CSX and its subsidiaries at December 31, 2025, and December 31, 2024, and the consolidated statements of income, comprehensive income, cash flows and changes in shareholders' equity for the years ended 2025, 2024 and 2023. In addition, management has evaluated and disclosed all material events occurring subsequent to the date of the financial statements up to the date this annual report is filed on Form 10-K.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates in recording the amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of certain revenues and expenses during the reporting period. Actual results may differ from those estimates. Critical accounting estimates using management judgment are made for the following areas:

- personal injury and environmental reserves (see Note 5, *Casualty, Environmental and Other Reserves*);
- pension plan accounting (see Note 9, *Employee Benefit Plans*); and
- depreciation policies for assets under the group-life method (see Note 6, *Properties*)

Fiscal Year
The Company's fiscal periods are based upon the calendar year. Except as otherwise specified, references to full years indicate CSX's fiscal years ended on December 31, 2025, December 31, 2024, and December 31, 2023.

Principles of Consolidation
The consolidated financial statements include results of operations of CSX and subsidiaries over which CSX has majority ownership or financial control. All significant intercompany accounts and transactions have been eliminated. Most investments in companies that were not majority-owned are accounted for under the equity method or as equity investments measured at cost and adjusted for observable price changes and impairment. These investments are reported within Investment in Affiliates and Other Companies on the consolidated balance sheets.

NOTE 1. Nature of Operations and Significant Accounting Policies, *continued*

Cash and Cash Equivalents
On a daily basis, cash in excess of current operating requirements is invested in various highly liquid investments having a typical maturity date of three months or less at the date of acquisition. These investments are carried at cost, which approximates market value, and are classified as cash equivalents.

Investments
Investments in instruments with original maturities greater than three months that will mature in less than one year are classified as short-term investments. Investments with original maturities of one year or greater are initially classified within other long-term assets, and the classification is re-evaluated at each balance sheet date.

Materials and Supplies
Materials and supplies in the consolidated balance sheets are carried at average cost and consist primarily of parts used in the repair and maintenance of track structure, equipment, and CSXT's freight car and locomotive fleets, as well as fuel.

New Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*. This standard update requires additional interim and annual disclosures about a company's income taxes, including more detailed information around the annual rate reconciliation and income taxes paid. The Company adopted this guidance prospectively for this 2025 annual report filed on Form 10-K. This standard update did not impact the Company's results of operations or financial position as it only impacts disclosures. See Note 12, Income Taxes.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses.* This standard update requires additional disclosures about certain expenses in commonly presented expense captions. The Company is required to adopt the guidance for its 2027 annual report filed on Form 10-K, though early adoption is permitted. The Company is currently evaluating the impact of these amendments on its disclosures, but this standard update will not impact the Company's results of operations or financial position.

In September 2025, the FASB issued ASU 2025-06, *Targeted Improvements to the Accounting for Internal-Use Software.* This standard update modernizes the capitalization criteria for internal-use software, eliminating references to project stages and instead requiring that projects meet completion probability criteria before costs can be capitalized. This guidance is effective beginning first quarter 2028, though early adoption is permitted, and can be applied using a prospective, retrospective, or modified transition approach. The Company is currently evaluating the impact of these amendments but does not anticipate that adoption will have a material impact on the Company's results of operations or financial position.

In December 2025, the FASB issued ASU 2025-10, *Accounting for Government Grants by Business Entities.* This standard establishes the accounting for government grants received by a business entity, including guidance for both grants related to an asset and grants related to income. This guidance is effective beginning first quarter 2029, though early adoption is permitted, and can be applied using a modified prospective, modified retrospective, or full retrospective transition approach. The Company is currently evaluating the impact of this guidance but does not anticipate that adoption will have a material impact on the Company's results of operations or financial position.

NOTE 2. Earnings Per Share

The following table sets forth the computation of basic earnings per share and earnings per share, assuming dilution:

	Years Ended		
	2025	2024	2023
Numerator *(Dollars in Millions)*:			
Net Earnings	$ 2,889	$ 3,470	$ 3,668
Denominator *(Units in Millions)*:			
Average Common Shares Outstanding	1,870	1,939	2,008
Other Potentially Dilutive Common Shares	3	4	5
Average Common Shares Outstanding, Assuming Dilution	1,873	1,943	2,013
Net Earnings Per Share, Basic	$ 1.54	$ 1.79	$ 1.83
Net Earnings Per Share, Assuming Dilution	$ 1.54	$ 1.79	$ 1.82

Basic earnings per share is based on the weighted-average number of shares of common stock outstanding. Earnings per share, assuming dilution, is based on the weighted-average number of shares of common stock outstanding and common stock equivalents adjusted for the effects of common stock that may be issued as a result of potentially dilutive instruments. CSX's potentially dilutive instruments are made up of equity awards including employee stock options, performance and restricted stock units.

When calculating diluted earnings per share, the potential shares that would be outstanding if all in-the-money outstanding stock options were exercised are included, net of shares CSX could repurchase using the proceeds from these hypothetical exercises. The total average outstanding equity awards that were excluded from the diluted earnings per share calculation because their effect was antidilutive is in the table below.

	Years Ended		
	2025	2024	2023
Antidilutive Stock Options Excluded from Diluted EPS *(Units in Millions)*	5	3	3

NOTE 2. Earnings Per Share, *continued*

Share Repurchase Programs

During fourth quarter 2023, the Company began repurchasing shares under the $5 billion share repurchase program approved in October 2023. Total repurchase authority remaining was $1.2 billion as of December 31, 2025. The previous share repurchase program was announced in July 2022 and completed in November 2023.

Share repurchases may be made through a variety of methods including, but not limited to, open market purchases, purchases pursuant to Rule 10b5-1 plans, accelerated share repurchases and negotiated block purchases. The timing of share repurchases depends upon management's assessment of marketplace conditions and other factors, and the program remains subject to the discretion of the Board of Directors. Future share repurchases are expected to be funded by cash on hand, cash generated from operations and debt issuances. Shares are retired immediately upon repurchase. In accordance with the *Equity Topic* in the Accounting Standards Codification ("ASC"), the excess of repurchase price over par value is recorded in retained earnings.

Share Repurchase Activity

During 2025, 2024 and 2023, CSX repurchased the following shares:

	Years Ended		
	2025	2024	2023
Shares Repurchased *(Units in Millions)*	**44**	65	112
Cost of Shares *(Dollars in Millions)*	$ **1,376**	$ 2,204	$ 3,482
Average Price Paid per Share	$ **30.95**	$ 34.14	$ 30.95
Excise Taxes Paid for Net Share Repurchases *(Dollars in Millions)* [a]	$ **20**	$ 33	$ —

(a) Excise tax payments made in 2025 were related to share repurchases in 2024. Excise tax payments made in 2024 were related to share repurchases in 2023.

The Inflation Reduction Act of 2022 imposes a nondeductible 1% excise tax on the net value of most share repurchases made after December 31, 2022. Excise tax commensurate with net share repurchases is reflected in equity and a corresponding liability for excise taxes payable is included in other current liabilities on the consolidated balance sheet. The costs of shares repurchased shown in the table above exclude the impact of this excise tax.

NOTE 3. Shareholders' Equity

Common and preferred stock consists of the following:

Common Stock, $1 Par Value	December 2025
	(Units in Millions)
Common Shares Authorized	5,400
Common Shares Issued and Outstanding	1,860

Preferred Stock	
Preferred Shares Authorized	25
Preferred Shares Issued and Outstanding	—

Holders of common stock are entitled to one vote on all matters requiring a vote for each share held. Preferred stock is senior to common stock with respect to dividends and upon liquidation of CSX.

NOTE 4. Stock Plans and Share-Based Compensation

Under CSX's share-based compensation plans, awards consist of performance units, stock options, and restricted stock units for management and stock grants for directors. Awards granted under the various programs are determined and approved by the Compensation and Talent Management Committee of the Board of Directors. Awards to the Chief Executive Officer are approved by the full Board and awards to senior executives are approved by the Compensation and Talent Management Committee. In certain circumstances, the Chief Executive Officer or delegate approves awards to management employees other than senior executives. The Board of Directors approves awards granted to CSX's non-management directors upon recommendation of the Governance and Sustainability Committee.

Share-based compensation expense for awards under share-based compensation plans and purchases made as part of the employee stock purchase plan is measured using the fair value of the award on the grant date and is recognized on a straight-line basis over the service period of the respective award. Alternatively, expense is recognized upon death or over an accelerated service period for employees whose agreements allow for continued vesting upon retirement or separation. Forfeitures are recognized as they occur. Total pre-tax expense and income tax benefits associated with share-based compensation are shown in the table below. Income tax benefits include impacts from option exercises and the vesting of other equity awards.

		Years Ended	
(Dollars in Millions)	**2025**	2024	2023
Share-Based Compensation Expense			
Restricted Stock Units	$ **26**	$ 28	$ 19
Stock Options	**14**	12	12
Employee Stock Purchase Plans	**10**	8	7
Stock Awards for Directors	**3**	2	2
Performance Units	**1**	(10)	20
Total Share-based Compensation Expense	$ **54**	$ 40	$ 60
Income Tax Benefit	$ **13**	$ 13	$ 14

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

Long-term Incentive Plans
The objective of the CSX Long-term Incentive Plans ("LTIP") is to motivate and reward certain employees for achieving and exceeding certain financial goals. The 2025-2027, 2024-2026, and 2023-2025 LTIPs were adopted under the 2019 Stock and Incentive Award Plan.

Performance Units
In 2025, 2024 and 2023, target performance units, with each unit being equivalent to one share of CSX common stock, were granted to certain employees under three separate LTIP plans covering three-year cycles: the 2025-2027 ("2025-2027 LTIP"), the 2024-2026 ("2024-2026 LTIP"), and the 2023-2025 ("2023-2025 LTIP"). Payouts of performance units for the plans will be made in CSX common stock based on the achievement of certain goals, in each case excluding non-recurring items as disclosed in the Company's financial statements. The payout range for most participants will be between 0% and 200% of the target awards depending on Company performance against predetermined goals for each three-year cycle.

For the 2025, 2024 and 2023 awards, the average annual operating income growth percentage and Economic Profit (CSX Cash Earnings or CCE), in each case excluding non-recurring items as defined in the plan, will each comprise 50% of the payout and will be measured independently of the other. Participants will receive stock dividend equivalents declared over the performance period based on the number of performance units paid upon vesting. As defined under the plan, Economic Profit incentivizes strategic investments earning more than management's desired minimum required return and is calculated as CSX's gross cash earnings minus the capital charge on gross operating assets.

For these plans, payouts for certain executive officers are subject to formulaic upward or downward adjustment by up to 20% for the 2025-2027 LTIP or 25% for the 2024-2026 and 2023-2025 LTIPs, capped at an overall payout of 240% for the 2025-2027 LTIP or 250% for the 2024-2026 and 2023-2025 LTIPs, based upon the Company's total shareholder return relative to specified comparable groups over the performance period.

The fair values of the performance units granted during the years ended December 2025, 2024 and 2023 for awards with total shareholder return components were calculated using a Monte-Carlo simulation model. Performance unit grants were valued using the following weighted-average assumptions:

Weighted-Average Assumptions Used:	Years Ended		
	2025	2024	2023
Risk-free Interest Rate	**4.1 %**	4.4 %	4.4 %
Annualized Volatility	**23.3 %**	23.3 %	33.2 %
Expected Life *(in years)*	**2.7**	2.9	2.8

The risk-free interest rate assumptions reflect the U.S. Treasury yield curve in effect at the time of grant. The annualized volatility is based on observed historical volatility of daily stock returns for the three-year period preceding the grant date. The expected life is calculated using the remainder of the performance period.

CSX CORPORATION

PART II
Item 8. Financial Statements and Supplementary Data

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

Performance unit grant and vesting information is summarized as follows:

	Years Ended		
	2025	2024	2023
Weighted-Average Fair Value of Units Granted	$ **34.02**	$ 38.66	$ 31.57
Fair Value of Units Vested *(in Millions)*	$ **21**	$ 22	$ 16

The performance unit activity related to the outstanding long-term incentive plans and corresponding fair value is summarized as follows:

	Performance Units Outstanding (in Thousands)	Weighted-Average Fair Value at Grant Date
Unvested at December 31, 2024	1,279	$ 35.47
Granted	852	34.02
Forfeited	(325)	35.42
Vested	(652)	32.55
Unvested at December 31, 2025	1,154	$ 36.10

As of December 2025, there was $10 million of total unrecognized compensation cost related to performance units that is expected to be recognized over a weighted-average period of approximately two years.

Stock Options

Stock options in 2025, 2024 and 2023 were primarily granted along with the corresponding LTIP plans. With these grants, an employee receives an award that provides the opportunity in the future to purchase CSX shares at the closing market price of the stock on the date the award is granted (the strike price). Options granted become exercisable in equal installments on the anniversary of the grant date over a vesting period (three-year graded). All options expire 10 years from the grant date if they are not exercised.

The fair value of stock options granted was estimated as of the dates of grant using the Black-Scholes option valuation model, which uses the following assumptions: dividend yield, risk-free interest rate, annualized volatility and expected life. The annual dividend yield is based on the most recent quarterly CSX dividend payment annualized. The risk-free interest rate is based on U.S. Treasury yield curve in effect at the time of grant. The annualized volatility is based on historical volatility of daily CSX stock price returns over a 6.0 year look-back period ending on the grant date. The expected life is calculated using the safe harbor approach due to lack of historical data on CSX options, which is the midpoint between the vesting schedule and contractual term (10 years).

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

Assumptions and inputs used to estimate fair value of stock options are summarized as follows:

| | Years Ended | | |
	2025	2024	2023
Weighted-Average Fair Value of Units Granted	$ **9.47** $	11.58 $	9.82
Stock Options Valuation Assumptions:			
Annual Dividend Yield	**1.5 %**	1.3 %	1.4 %
Risk-free Interest Rate	**4.1 %**	4.2 %	3.8 %
Annualized Volatility	**26.6 %**	28.7 %	29.6 %
Expected Life (in Years)	**6.0**	6.0	6.0
Other Pricing Model Inputs:			
Weighted-average Grant-date Market Price of CSX Stock (Strike Price)	$ **33.94** $	36.73 $	31.54

The stock option activity is summarized as follows:

	Stock Options Outstanding (in Thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in Millions)
Outstanding at December 31, 2024	9,531	$ 27.40		
Granted	1,785	33.93		
Forfeited	(456)	34.38		
Exercised	(1,131)	18.90		
Outstanding at December 31, 2025	9,729	$ 29.26	5.3	$ 68
Exercisable at December 31, 2025	7,195	$ 27.46	4.6	$ 63

Unrecognized compensation expense related to stock options as of December 2025 was $12 million and is expected to be recognized over a weighted-average period of approximately two years. The Company issues new shares upon stock option exercises. Additional information on stock option exercises is summarized as follows:

| | Years Ended | | |
	2025	2024	2023
(Dollars in Millions)			
Intrinsic Value of Stock Options Exercised	$ **18** $	45 $	27
Cash Received from Option Exercises	$ **21** $	79 $	52

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

Restricted Stock Units

Restricted stock units are equivalent to one share of CSX stock and are primarily issued along with corresponding LTIP plans and vest on the annual anniversary of the grant date over a vesting period (three-year graded). These awards are time-based and not based upon CSX's attainment of operational targets. Participants receive stock dividend equivalents on these shares. Restricted stock unit grant and vesting information is summarized as follows:

	Years Ended		
	2025	2024	2023
Weighted-Average Fair Value of Units Granted	$ **33.16**	$ 36.86	$ 31.46
Fair Value of Units Vested *(in Millions)*	$ **39**	$ 23	$ 8

The restricted stock activity related to the outstanding long-term incentive plans and other awards and corresponding fair value is summarized as follows:

	Restricted Stock Units Outstanding (in Thousands)	Weighted-Average Fair Value at Grant Date
Unvested at December 31, 2024	1,990	$ 34.01
Granted	801	33.16
Forfeited	(165)	34.10
Vested	(1,151)	33.55
Unvested at December 31, 2025	1,475	$ 33.91

As of December 2025, unrecognized compensation expense for restricted stock units was approximately $21 million, which will be expensed over a weighted-average remaining period of two years.

Other Awards

Awards are periodically granted outside of the annual LTIP program, subject to approval by the Board of Directors, Compensation and Talent Management Committee, or Chief Executive Officer ("CEO") as appropriate. During 2025, 2024, and 2023, awards outside of the annual LTIP program were granted to certain management employees other than senior executives and were not material.

NOTE 4. Stock Plans and Share-Based Compensation, *continued*

Stock Awards for Directors

CSX's non-management directors receive a base annual retainer of $130,000 to be paid quarterly in cash, unless the director chooses to defer the retainer in the form of cash or CSX common stock. Additionally, non-management directors receive an annual grant of common stock in the amount of approximately $190,000 and the independent non-executive Chairman also receives an annual grant of common stock in the amount of approximately $250,000. These awards are evaluated periodically by the Board of Directors.

Employee Stock Purchase Plan

In May 2018, shareholders approved the 2018 CSX Employee Stock Purchase Plan ("ESPP") for the benefit of Company employees. The Company registered 12 million shares of common stock that may be issued pursuant to this plan. Under the ESPP, employees may contribute between 1% and 10% of base compensation, after-tax, to purchase up to $25,000 of market value CSX common stock per year at 85% of the closing market price on either the grant date or the last day of the six-month offering period, whichever is lower. During 2025, 2024 and 2023, the Company issued the following shares under this program:

	Years Ended		
	2025	2024	2023
Shares Issued *(in Thousands)*	**1,317**	1,012	959
Weighted Average Purchase Price Per Share	$ **27.38** $	28.79 $	25.66

NOTE 5. Casualty, Environmental and Other Reserves

Activity related to casualty, environmental and other reserves is as follows:

(Dollars in Millions)	Casualty Reserves		Environmental Reserves		Other Reserves		Total	
December 31, 2022	$	194	$	161	$	81	$	436
Charged to Expense		69		29		67		165
Payments		(68)		(36)		(57)		(161)
December 31, 2023		195		154		91		440
Charged to Expense		72		28		68		168
Payments		(59)		(31)		(56)		(146)
December 31, 2024		208		151		103		462
Charged to Expense		67		32		100		199
Payments		(62)		(27)		(93)		(182)
December 31, 2025	$	213	$	156	$	110	$	479

Personal injury and environmental reserves are considered critical accounting estimates due to the need for management judgment. In the table above, the impacts of changes in estimates are included in the charged to expense amount and were not material in 2025, 2024 and 2023. Casualty, environmental and other reserves are provided for in the consolidated balance sheets as shown in the table below.

| (Dollars in Millions) | December 2025 | | | | | | December 2024 | | | | | |
	Current		**Long-term**		**Total**		Current		Long-term		Total	
Casualty:												
Personal Injury	$	60	$	94	$	154	$	51	$	91	$	142
Occupational		6		53		59		7		59		66
Total Casualty	$	66	$	147	$	213	$	58	$	150	$	208
Environmental		49		107		156		37		114		151
Other		69		41		110		54		49		103
Total	$	184	$	295	$	479	$	149	$	313	$	462

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

These liabilities are accrued when probable and reasonably estimable in accordance with the *Contingencies Topic* in the ASC. Actual settlements and claims received could differ and final outcomes of these matters cannot be predicted with certainty. Considering the legal defenses currently available, the liabilities that have been recorded and other factors, it is the opinion of management that none of these items individually, when finally resolved, will have a material adverse effect on the Company's financial condition, results of operations or liquidity. Should a number of these items occur in the same period, however, their combined effect could be material in that particular period.

Casualty
Casualty reserves represent accruals for personal injury, occupational disease and occupational injury claims primarily related to railroad operations. The Company's self-insured retention amount for casualty claims is $100 million per occurrence as discussed in Note 8, *Commitments and Contingencies*. Currently, no individual claim is expected to exceed the self-insured retention amount. Most of the Company's casualty claims relate to CSXT. In accordance with the *Contingencies Topic* in the ASC, to the extent the value of an individual claim exceeds the self-insured retention amount, the Company would present the liability on a gross basis with a corresponding receivable for insurance recoveries.

These reserves fluctuate based upon the timing of payments as well as changes in estimate. Actual results may vary from estimates due to the number, type and severity of the injury, costs of medical treatments and uncertainties in litigation. Defense and processing costs, which historically have been insignificant and are anticipated to be insignificant in the future, are not included in the recorded liabilities. Changes in casualty reserves are included in purchased services and other on the consolidated income statements.

Personal Injury
Personal injury reserves represent liabilities for employee work-related and third-party injuries. Work-related injuries for CSXT employees are primarily subject to the Federal Employers' Liability Act ("FELA"). CSXT retains an independent actuary to assist management in assessing the value of personal injury claims. An analysis is performed by the actuary quarterly and is reviewed by management. The methodology used by the actuary includes a development factor to reflect growth or reduction in the value of these personal injury claims based largely on CSXT's historical claims and settlement experience. These analyses did not result in a material adjustment to the personal injury reserve in 2025, 2024 or 2023.

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

Occupational

Occupational reserves represent liabilities arising from allegations of exposure to certain materials in the workplace (such as solvents, soaps, chemicals and diesel fumes), past exposure to asbestos or allegations of chronic physical injuries resulting from work conditions (such as repetitive stress injuries). The Company retains an independent actuary to analyze the Company's historical claims, settlement amounts, and dismissal rates to assist in determining future anticipated claim filing rates and average settlement values. This analysis is performed by the actuary and reviewed by management quarterly. There were no material adjustments to the occupational reserve in 2025, 2024 or 2023.

Environmental

The Company is a party to various proceedings related to environmental issues, including administrative and judicial proceedings involving private parties and regulatory agencies. The Company has been identified as a potentially responsible party at approximately 220 environmentally impaired sites. Many of these are, or may be, subject to remedial action under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), also known as the Superfund Law, or similar state statutes. Most of these proceedings arose from environmental conditions on properties used for ongoing or discontinued railroad operations. A number of these proceedings, however, are based on allegations that the Company, or its predecessors, sent hazardous substances to facilities owned or operated by others for treatment, recycling or disposal. In addition, some of the Company's land holdings were leased to others for commercial or industrial uses that may have resulted in releases of hazardous substances or other regulated materials onto the property and could give rise to proceedings against the Company.

In any such proceedings, the Company is subject to environmental clean-up and enforcement actions under the Superfund Law, as well as similar state laws that may impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. These costs could be substantial.

NOTE 5. Casualty, Environmental and Other Reserves, *continued*

In accordance with the *Asset Retirement and Environmental Obligations Topic* in the ASC, the Company reviews its role with respect to each site identified at least quarterly, giving consideration to a number of factors such as:

- type of clean-up required;
- nature of the Company's alleged connection to the location (e.g., generator of waste sent to the site or owner or operator of the site);
- extent of the Company's alleged connection (e.g., volume of waste sent to the location and other relevant factors); and
- number, connection and financial viability of other named and unnamed potentially responsible parties at the location.

Based on management's review process, amounts have been recorded to cover contingent anticipated future environmental remediation costs with respect to each site to the extent such costs are reasonably estimable and probable. The recorded liabilities for estimated future environmental costs are undiscounted. The liability includes future costs for remediation and restoration of sites as well as any significant ongoing monitoring costs, but excludes any anticipated insurance recoveries. Payments related to these liabilities are expected to be made over the next several years. Environmental remediation costs are included in purchased services and other on the consolidated income statements.

Currently, the Company does not possess sufficient information to reasonably estimate the amounts of additional liabilities, if any, on some sites until completion of future environmental studies. In addition, conditions that are currently unknown could, at any given location, result in additional exposure, the amount and materiality of which cannot presently be reasonably estimated. Based upon information currently available, however, the Company believes its environmental reserves accurately reflect the estimated cost of remedial actions currently required.

Other
Other reserves include liabilities for various claims, such as automobile, property, general liability, workers' compensation and longshoremen disability claims.

NOTE 6. Properties

Details of the Company's net properties are as follows:

(Dollars in Millions) **December 2025**	Cost	Accumulated Depreciation	Net Book Value	Annual Depreciation Rate	Estimated Useful Life *(Avg. Years)*	Depreciation Method
Road						
Rail and Other Track Material	$ 10,318	$ (2,311)	$ 8,007	2.5%	41	Group Life
Ties	7,488	(2,374)	5,114	3.5%	28	Group Life
Grading	3,240	(726)	2,514	1.3%	75	Group Life
Ballast	3,581	(1,183)	2,398	2.6%	38	Group Life
Bridges, Trestles, and Culverts	3,391	(591)	2,800	1.7%	60	Group Life
Signals and Interlockers	3,476	(1,464)	2,012	4.1%	24	Group Life
Buildings	1,577	(580)	997	2.5%	40	Group Life/ Straight Line [a]
Other	6,197	(2,739)	3,458	4.1%	25	Group Life/ Straight Line [a]
Total Road	39,268	(11,968)	27,300			
Equipment						
Locomotive	5,374	(2,267)	3,107	3.8%	26	Group Life
Freight Cars	2,246	(358)	1,888	3.1%	32	Group Life
Work Equipment and Other	3,644	(2,412)	1,232	8.9%	11	Group Life/ Straight Line [a]
Total Equipment	11,264	(5,037)	6,227			
Land	2,286	—	2,286	N/A	N/A	N/A
Construction In Progress	998	—	998	N/A	N/A	N/A
Total Properties	$ 53,816	$ (17,005)	$ 36,811			

(a) For depreciation method, certain asset categories contain intermodal terminals, trucking or technology-related assets, which are depreciated using the straight-line method.

NOTE 6. Properties, *continued*

(Dollars in Millions) December 2024	Cost	Accumulated Depreciation	Net Book Value	Annual Depreciation Rate	Estimated Useful Life (Avg. Years)	Depreciation Method
Road						
Rail and Other Track Material	$ 9,883	$ (2,199)	$ 7,684	2.5%	41	Group Life
Ties	7,269	(2,252)	5,017	3.5%	28	Group Life
Grading	2,813	(699)	2,114	1.3%	75	Group Life
Ballast	3,494	(1,159)	2,335	2.6%	38	Group Life
Bridges, Trestles, and Culverts	3,234	(572)	2,662	1.7%	60	Group Life
Signals and Interlockers	3,476	(1,480)	1,996	4.1%	24	Group Life
Buildings	1,498	(568)	930	2.5%	40	Group Life/ Straight Line [a]
Other	6,017	(2,719)	3,298	4.1%	25	Group Life/ Straight Line [a]
Total Road	37,684	(11,648)	26,036			
Equipment						
Locomotive	5,252	(2,175)	3,077	3.8%	26	Group Life
Freight Cars	2,311	(407)	1,904	3.1%	32	Group Life
Work Equipment and Other	3,599	(2,303)	1,296	8.9%	11	Group Life/ Straight Line [a]
Total Equipment	11,162	(4,885)	6,277			
Land	2,276	—	2,276	N/A	N/A	N/A
Construction In Progress	1,069	—	1,069	N/A	N/A	N/A
Total Properties	$ 52,191	$ (16,533)	$ 35,658			

(a) For depreciation method, certain asset categories contain intermodal terminals, trucking or technology-related assets, which are depreciated using the straight-line method.

NOTE 6. Properties, *continued*

Capital Expenditures

The Company's capital investment includes purchased and self-constructed assets and property additions that substantially extend the service life or increase the utility of those assets. Indirect costs that can be allocated to capital projects are also capitalized. The Company is committed to maintaining and improving its existing infrastructure and expanding its network capacity for long-term growth. Rail operations are capital intensive and CSX accounts for these costs in accordance with United States generally accepted accounting principles ("GAAP") and the Company's capitalization policy. All properties are stated at historical cost less an allowance for accumulated depreciation.

The Company's largest category of capital investment is the replacement of track assets, which is primarily completed by CSXT employees, as well as the acquisition or construction of new assets that enable CSX to enhance its operations or provide new capacity offerings to its customers. Costs for track asset replacement and capacity projects that are capitalized include:

- labor costs, because many of the assets are self-constructed;
- costs to purchase or construct new track or to prepare ground for the laying of track;
- welding (rail, field and plant), which are processes used to connect segments of rail;
- new ballast, which is gravel and crushed stone that holds track in line;
- fuels and lubricants associated with tie, rail and surfacing work, which is the process of raising track to a designated elevation over an extended distance;
- cross, switch and bridge ties, which are the braces that support the rails on a track;
- gauging, which is the process of standardizing the distance between rails;
- handling costs associated with installing rail, ties or ballast;
- usage charge of machinery and equipment utilized in construction or installation; and
- other track materials.

Labor is a significant cost in self-constructed track replacement work. CSXT engineering employees directly charge their labor to the track replacement project (the capitalized depreciable property). In replacing track, these employees concurrently perform deconstruction and installation of track material. Because of this concurrent process, CSX must estimate the amount of labor that is related to deconstruction versus installation. As a component of the depreciation study for road and track assets, management performs an analysis of labor costs related to the self-constructed track replacement work, which includes direct observation of track replacement processes. Through this analysis, CSX determined that approximately 20% of labor costs associated with track replacement is related to the deconstruction of old track, for which certain elements are expensed, and approximately 80% is associated with the installation of new track, which is capitalized.

Capital investment related to locomotives and freight cars comprises the second largest category of the Company's capital assets. This category includes purchases of locomotives and freight cars as well as costs to modify or rebuild these assets, which are capitalized if the investment incurred extends the asset's service life or improves utilization. Improvement projects must meet specified dollar thresholds to be capitalized and are reviewed by management to determine proper accounting treatment. Routine repairs, overhauls and other maintenance costs, for all asset categories, are expensed as incurred.

NOTE 6. Properties, *continued*

Depreciation Method

The depreciable assets of the Company are depreciated using either the group-life or straight-line method of accounting, which are both acceptable depreciation methods in accordance with GAAP. The Company depreciates its railroad assets, including main-line track, locomotives and freight cars, using the group-life method. Assets depreciated under the group-life method comprise 86% of total fixed assets of $53.8 billion on a gross basis as of December 2025. The remaining depreciable assets of the Company, including non-railroad assets and assets under finance leases, are depreciated using the straight-line method on a per asset basis. Land is not depreciated.

The group-life method aggregates assets with similar lives and characteristics into groups and depreciates each of these groups as a whole. When using the group-life method, an underlying assumption is that each group of assets, as a whole, is used and depreciated to the end of its group's recoverable life. The Company currently utilizes different depreciable asset categories to account for depreciation expense for the railroad assets that are depreciated under the group-life method. By utilizing various depreciable categories, the Company can more accurately account for the use of its assets. The group-life method of depreciation closely approximates the straight-line method of depreciation. Additionally, due to the nature of most of its assets (e.g. track is one contiguous, connected asset), the Company believes that this is the most accurate and effective way to properly depreciate its assets. All assets of the Company are depreciated on a time or life basis.

Depreciation Studies

Management performs a review of depreciation expense, including the impacts of service lives and salvage values, on a regular basis. This review includes consideration of the most recent periodic depreciation studies, which are performed for assets depreciated using the group-life method. A depreciation study is the periodic review of asset service lives, salvage values, accumulated depreciation, and other related factors for group assets conducted by a third-party specialist, analyzed by the Company's management and approved by the Surface Transportation Board ("STB"), the regulatory board that has broad jurisdiction over railroad practices. The STB requires depreciation studies be performed every three years for equipment assets (e.g., locomotives and freight cars) and every six years for road and track assets (e.g., bridges, signals, rail, ties, and ballast). The Company believes the frequency of depreciation studies currently required by the STB, complemented by annual data reviews conducted by a third-party specialist and analyzed by the Company's management, provides adequate review of asset service lives and that a more frequent review would not result in a material change due to the long-lived nature of most of the assets.

The Company completed a depreciation study for its road and track assets in 2020, which resulted in changes to accumulated depreciation, service lives, salvage values, and other related factors for certain assets. The Company performed a depreciation study for equipment assets in 2025, with the resulting changes to be implemented after the study's finalization in 2026. The Company expects a favorable change to depreciation expense of approximately $40 million per year primarily as a result of increases in the remaining service lives of certain equipment assets. The Company plans to complete the next depreciation study for road and track assets in 2027.

NOTE 6. Properties, *continued*

Group-Life Assets Sales and Retirements

Since the rail network is one contiguous, connected network, it is impractical to maintain specific identification records for these assets. For track assets (i.e., rail, ties, and ballast), CSX retires assets on a statistical curve relative to the age of the assets. Equipment assets (e.g., locomotives and freight cars) are specifically identified at retirement. When an equipment asset is retired that has been depreciated using the group-life method, the cost is reduced from the cost base and recorded in accumulated depreciation.

For sales or retirements of assets depreciated under the group-life method that occur in the ordinary course of business, the asset cost (net of salvage value or sales proceeds) is charged to accumulated depreciation and no gain or loss is immediately recognized. This practice is consistent with accounting treatment prescribed under the group-life method. As part of the depreciation study, an assessment of the recorded amount of accumulated depreciation is made to determine if it is deficient (or in excess) of the appropriate amount indicated by the study. Any such deficiency (or excess), including any deferred gains or losses, is amortized as a component of depreciation expense over the remaining service life of the asset group until the next required depreciation study. Since the overall assumption with the group-life method is that the assets within the group on average have the same service life and characteristics, it is therefore concluded that the deferred gains and losses offset over time.

For sales or retirements of assets depreciated under the group-life method that do not occur in the ordinary course of business, a gain or loss may be recognized if the sale or retirement meets each of the following three criteria: (i) it is unusual, (ii) it is material in amount, and (iii) it varies significantly from the retirement profile identified through depreciation studies. No material gains or losses were recognized on the sale of assets depreciated using the group-life method in 2025, 2024 or 2023, as no sales met the criteria described above.

Land and Straight-line Assets Sales and Retirements

When the Company sells or retires land, land-related easements or assets depreciated under the straight-line method, a gain or loss is recognized in purchased services and other on the consolidated statements of income. The Company recognized gains on the sale of properties of $17 million, $11 million, and $34 million in 2025, 2024 and 2023, respectively.

Impairment Review

Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets. Where impairment is indicated, the assets are evaluated and their carrying amount is reduced to fair value based on discounted net cash flows or other estimates of fair value. Impairment of group-life assets in service is recorded to accumulated depreciation while impairment of straight-line assets is recorded in operating expense. Impairment expense recorded in purchased services and other expense on the consolidated income statement of $26 million in 2025, $24 million in 2024, and $2 million in 2023 was primarily due to the discontinuation of certain in-progress projects.

NOTE 6. Properties, *continued*

Government Assistance
 The Company is a party to contracts with recipients and subrecipients of awards from federal, state and local governmental agencies. These awards are typically in the form of cash for purposes of making improvements to the rail network as part of public safety, corridor expansion or economic revitalization initiatives. The awarding agency generally specifies how the awards are to be spent by the recipients and may include limited conditions requiring return of the assistance.

 Government funding received or receivable related to a property asset is netted with the cost of the asset in properties on the consolidated balance sheet, and the net asset is subject to depreciation. Any amounts owed by the government entity are recorded in accounts receivable until reimbursed. For the years ended 2025, 2024, and 2023, the total amounts received under contracts with government entities to improve the rail network was $216 million, $246 million, and $84 million, respectively. Non-freight accounts receivable related to these government projects was $121 million and $39 million as of December 31, 2025, and December 31, 2024, respectively.

NOTE 7. Leases

At inception, the Company determines if an arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. Some of the Company's lease arrangements contain lease components (e.g., minimum rent payments) and non-lease components (e.g., maintenance, labor charges, etc.). The Company generally accounts for each component separately based on the estimated standalone price of each component. For certain equipment leases, such as freight car, vehicles and work equipment, the Company accounts for the lease and non-lease components as a single lease component.

Certain of the Company's lease agreements include rental payments that are adjusted periodically for an index or rate. The leases are initially measured using the projected payments adjusted for the index or rate in effect at the commencement date. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating Leases
Operating leases are included in right-of-use lease assets, other current liabilities and long-term lease liabilities on the consolidated balance sheets. These assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term, discounted using the Company's secured incremental borrowing rates or implicit rates, when readily determinable. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company has various lease agreements with other parties with terms up to 50 years, including a significant operating lease with the State of Georgia for approximately 137 miles of right-of-way with integral track assets for a term of 50 years with an annual 2.5% increase. Non-cancelable, long-term leases may include provisions for maintenance, options to purchase and options to extend the terms. These options are included in the lease term when it is reasonably certain that the option will be exercised. Lease expense for operating leases, including leases with escalations over their terms, is recognized on a straight-line basis over the lease term. Variable lease expense is recognized in the period in which the obligation for those payments is incurred. Lease expense is included in equipment and other rents on the consolidated income statements and is reported net of lease income. Lease income was not material to the results of operations for 2025, 2024 or 2023.

NOTE 7. Leases, *continued*

The following table presents information about future lease payments and balances related to operating leases as of December 31, 2025.

(Dollars in Millions)	December 2025
Maturity of Lease Liabilities	**Lease Payments**
2026	$ 69
2027	62
2028	49
2029	44
2030	39
Thereafter	1,055
Total Undiscounted Operating Lease Payments	$ 1,318
Less: Imputed Interest	(772)
Present Value of Operating Lease Liabilities	**$ 546**

(Dollars in Millions)	**2025**	2024
Balance Sheet Classification		
Right of Use Asset	$ **464**	$ 487
Current Lease Liabilities (Included in Other Current Liabilities)	**67**	73
Long-term Lease Liabilities	**479**	486
Total Operating Lease Liabilities	$ **546**	$ 559
Other Information		
Weighted-average Remaining Lease Term for Operating Leases	**30 years**	30 years
Weighted-average Discount Rate for Operating Leases	**5.1 %**	5.1 %

Cash Flows

As of December 2025 and 2024, the Company's right-of-use asset was valued at $464 million and $487 million, respectively. Right of use assets of $38 million and $54 million were recognized as non-cash asset additions due to new operating lease liabilities during the years ended 2025 and 2024, respectively. Cash paid for amounts included in the present value of operating lease liabilities was $83 million and $81 million during the years ended 2025 and 2024, respectively, and is included in operating cash flows.

NOTE 7. Leases, *continued*

Operating Lease Costs

These costs are primarily related to long-term operating leases, but also include immaterial amounts for variable leases and short-term leases with terms greater than 30 days. These amounts are shown in the table below.

	Years Ended		
(Dollars in Millions)	**2025**	2024	2023
Rent Expense on Operating Leases	$ **112**	$ 117	$ 109

Finance Leases

Finance leases are included in properties - net and long-term debt on the consolidated balance sheets and were not material as of December 2025 or December 2024. The associated amortization expense and interest expense are included in depreciation and interest expense, respectively, on the consolidated income statements and were not material to the results of operations for 2025, 2024 or 2023.

NOTE 8. Commitments and Contingencies

Purchase Commitments

In 2025, CSXT revised and expanded its long-term locomotive agreement with a third party. The new agreement contains commitments related to a long-term maintenance program that covers a portion of CSXT's fleet of locomotives, specific locomotive rebuilds and an agreement to purchase additional locomotives. The maintenance program costs are based on the maintenance cycle for each covered locomotive, which is determined by the asset's utilization and type. Expected future costs may change as required maintenance schedules are revised and locomotives are placed into or removed from active service. The rebuild program costs are based on the condition of locomotive units and the Company's plan for rebuilding existing locomotives. Under CSXT's current obligations, the maintenance agreement will expire no earlier than 2035 and CSXT is contractually committed to locomotive rebuilds through 2029. Additionally, CSXT is contractually obligated to purchase a total of 100 new locomotives between 2026 and 2028.

The following table summarizes CSXT's payments, including prepayments, for the long-term maintenance and rebuild program, which covers approximately 1,900 locomotives with payments based on active status during the period. The 2025 payment amount includes a $96 million prepayment for 2026 locomotive maintenance services, which is included in other current assets on the consolidated balance sheet, as well as $14 million for pre-owned locomotives received in 2025.

	Years Ended		
(Dollars in Millions)	**2025**	2024	2023
Amounts Paid	$ **456**	$ 311	$ 236

NOTE 8. Commitments and Contingencies, *continued*

Total payments under the agreement are estimated in the table below and include payments related to locomotive rebuilds, the long-term locomotive maintenance program, and locomotive purchases.

Additionally, the Company has various other commitments to purchase technology, communications, track maintenance services and materials, and other services from various suppliers. Total annual payments under all of these purchase commitments are also estimated in the table below.

(Dollars in Millions)	Locomotive Maintenance, Rebuild & Purchases		Other Commitments		Total	
2026	$	387	$	153	$	540
2027		579		103		682
2028		659		64		723
2029		521		24		545
2030		288		25		313
Thereafter		835		37		872
Total	$	3,269	$	406	$	3,675

Insurance
The Company maintains insurance programs with substantial limits for property damage, including resulting business interruption, as well as casualty claims, which includes third-party liability. A certain amount of risk is retained by the Company on each insurance program. Under its property insurance program, the Company retains all risk up to $200 million per occurrence for losses from floods and named windstorms and up to $175 million per occurrence for other property losses. For casualty claims, the Company retains all risk up to $100 million per occurrence. CSX purchases insurance coverage above its full self-retention amounts and retains a percentage of risk at various layers as well. While the Company believes its insurance coverage is adequate, future claims could exceed existing insurance coverage or insurance may not continue to be available at commercially reasonable rates.

Legal
The Company is involved in litigation incidental to its business and is a party to a number of legal actions and claims, various governmental proceedings and private civil lawsuits, including, but not limited to, those related to fuel surcharge practices, tax matters, environmental and hazardous material exposure matters, FELA and labor claims by current or former employees, other personal injury or property claims and disputes and complaints involving certain transportation rates and charges. Some of the legal proceedings include claims for compensatory as well as punitive damages and others are, or are purported to be, class actions. While the final outcomes of these matters cannot be predicted with certainty, considering, among other things, the legal defenses available and liabilities that have been recorded along with applicable insurance, it is currently the opinion of management that none of these pending items is likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity. An unexpected adverse resolution of one or more of these items, however, could have a material adverse effect on the Company's financial condition, results of operations or liquidity in that particular period.

NOTE 8. Commitments and Contingencies, *continued*

The Company is able to estimate a range of possible loss for certain matters for which a loss is reasonably possible in excess of reserves established. The Company has estimated this range to be $2 million to $72 million in the aggregate as of December 31, 2025. This estimated aggregate range is based upon currently available information and is subject to significant judgment and a variety of assumptions. Accordingly, the Company's estimate will change from time to time, and actual losses may vary significantly from the current estimate.

Fuel Surcharge Antitrust Litigation
In May 2007, class action lawsuits were filed against CSXT and three other U.S.-based Class I railroads alleging that the defendants' fuel surcharge practices relating to contract and unregulated traffic resulted from an illegal conspiracy in violation of antitrust laws. The class action lawsuits were transferred to federal court in the District of Columbia for coordinated or consolidated pre-trial proceedings. In 2017, the District Court issued its decision denying class certification. On August 16, 2019, the U.S. Court of Appeals for the D.C. Circuit affirmed the District Court's ruling.

Although the class was not certified, individual shippers have since brought claims against the railroads, which were also transferred to federal court in the District of Columbia for pre-trial proceedings but before a different judge. In March 2024, the original case was reassigned to the judge in the later-filed case. The railroads filed motions for summary judgment on July 17, 2024 with the briefing completed in December 2024. The judge held a hearing on the railroads' summary judgment motions on June 18, 2025, and granted summary judgment in favor of the railroads on June 24, 2025, ordering the cases closed. Most of the individual shippers have appealed the summary judgment ruling to the U.S. Court of Appeals for the D.C. Circuit, and briefing of the appeal is scheduled to conclude in April 2026.

Environmental
CSXT is indemnifying Pharmacia LLC, formerly known as Monsanto Company, ("Pharmacia") for certain liabilities associated with real estate located in Kearny, New Jersey along the Lower Passaic River (the "Property"). The Property, which was formerly owned by Pharmacia, is now owned by CSXT. CSXT's indemnification and defense duties arise with respect to several matters. The U.S. Environmental Protection Agency ("EPA"), using its CERCLA authority, seeks the investigation and cleanup of hazardous substances in the 17-mile Lower Passaic River Study Area (the "Study Area"). CSXT, on behalf of Pharmacia, and a significant number of other potentially responsible parties are together conducting a Remedial Investigation and Feasibility Study of the Study Area pursuant to an Administrative Settlement Agreement and Order on Consent with the EPA. Pharmacia's share of responsibility, indemnified by CSXT, for the investigation and cleanup costs of the Study Area may be determined through various mechanisms including (a) an allocation and settlement with EPA; (b) litigation brought by EPA against non-settling parties; or (c) litigation among the responsible parties.

For the lower eight miles of the Study Area, EPA issued its Record of Decision detailing the agency's mandated remedial process in March 2016. Occidental Chemical Corporation ("Occidental") performed the remedial design for the lower eight-mile portion of the Study Area pursuant to a consent order with EPA. EPA approved the design in May 2024.

NOTE 8. Commitments and Contingencies, *continued*

For the remaining upper nine miles of the Study Area, EPA selected an interim remedy in a Record of Decision dated September 28, 2021. On March 2, 2023, EPA issued an administrative order requiring Occidental to design the interim remedy for the upper nine miles of the Study Area.

Potentially responsible parties, including Pharmacia, are participating in an EPA-directed allocation and settlement process to assign responsibility related to the lower river and the entire Study Area, respectively. CSXT participated in the EPA-directed allocation and settlement process on behalf of Pharmacia.

On March 2, 2022, EPA issued a Notice Letter to Pharmacia, Occidental and eight other parties alleging they are liable under Section 107(a) of CERCLA for releases or threatened releases of hazardous substances and requesting each party, individually or collectively, submit good faith offers to EPA in connection with the entire Study Area. CSXT, on behalf of Pharmacia, responded to the Notice Letter and submitted a good faith offer to EPA on June 27, 2022, following meetings with a mediator from EPA's Conflict Prevention and Resolution Center.

On November 21, 2023, EPA notified the United States District Court for the District of New Jersey ("Court") that it intended to move to enter a Consent Decree ("CD") with a group of potentially responsible parties. On January 31, 2024, EPA filed a motion to enter a modified CD with 82 potentially responsible parties, not including Pharmacia, requiring payment of $150 million to resolve their liability with respect to the entire Study Area. On April 1, 2024, Occidental filed its opposition to EPA's motion to enter the CD. Several other non-settling parties, including Pharmacia, filed comments concerning (but not opposing) entry of the CD. On December 18, 2024, the Court entered and approved the CD, which is now under appeal. Negotiations with EPA and other parties to resolve Pharmacia's liability continue.

On October 2, 2025, Occidental Petroleum Corporation announced a definitive agreement for Berkshire Hathway to acquire Occidental's chemical business, which had been separated into its own entity as a result of Occidental having completed a divisive merger under Texas law that divided its overall business into two entities. Occidental Chemical Corporation, a Texas corporation ("New Occidental"), now holds the company's manufacturing assets, while Environmental Resource Holdings, also a Texas corporation ("ERH"), holds legacy environmental liabilities, including those related to the Lower Passaic River. This transaction, through which Occidental Petroleum Corporation sold all equity interests in New Occidental to Berkshire Hathaway, closed on January 2, 2026. On February 6, 2026, a group of parties, including Pharmacia, filed a complaint in New Jersey federal court seeking a declaratory judgment that New Occidental remains jointly and severally liable with ERH for CERCLA liability related to the Lower Passaic River.

CSXT is also defending and indemnifying Pharmacia with regard to the Property in litigation filed by Occidental, which is seeking to recover its past and future costs associated with the remediation of the entire Study Area. Alternatively, Occidental seeks to compel some, or all, of the defendants to participate in the remediation of the Study Area. Pharmacia is one of approximately 110 defendants in a federal lawsuit filed by Occidental on June 30, 2018, and one of 37 defendants in a federal lawsuit filed by Occidental on March 24, 2023. Both of these lawsuits are stayed pending resolution of the CD action. CSXT is also defending and indemnifying Pharmacia in a cooperative natural resource damages assessment process related to the Property.

NOTE 8. Commitments and Contingencies, *continued*

Based on currently available information, the Company does not believe its share of remediation costs as determined by the EPA-directed allocation with respect to the Property and the Study Area would be material to the Company's financial condition, results of operations or liquidity.

See Note 5, Casualty, Environmental and Other Reserves, for additional information on the Company's environmental liabilities.

Regulatory

In October 2024, the Company received a subpoena from the Enforcement Division of the U.S. Securities and Exchange Commission ("SEC") requesting information related to, among other things, the accounting restatement disclosed in the Company's Form 10-Q for the quarterly period ended June 30, 2024 filed on August 5, 2024 with the SEC. The Company has also been responding to information requests by the SEC related to certain of the Company's non-financial performance metrics. The Company received correspondence from the SEC on July 10, 2025, indicating that the agency had concluded its investigation and does not intend to recommend an enforcement action.

NOTE 9. Employee Benefit Plans

The Company sponsors defined benefit pension plans principally for salaried, management personnel. For employees hired prior to 2003, the plans provide eligible employees with retirement benefits based predominantly on years of service and compensation rates near retirement. For employees hired between 2003 and 2019, benefits are determined based on a cash balance formula, which provides benefits by utilizing interest and pay credits based upon age, service and compensation. The CSX Pension Plan, the largest plan based on benefit obligation, was closed to new participants in 2020.

The Company engages independent actuaries to compute the amounts of liabilities and expenses relating to these plans subject to the assumptions that the Company determines are appropriate based on historical trends, current market rates and future projections. These amounts are reviewed by management. In order to perform this valuation, the actuaries are provided with the details of the population covered at the beginning of the year, summarized in the table below, and projects that population forward to the end of the year.

Pension Plan Participants:	As of January 1, 2025
Active Employees	2,233
Retirees and Beneficiaries	10,909
Terminated Vested and Other	3,108
Total	16,250

NOTE 9. Employee Benefit Plans, *continued*

The benefit obligation for these plans represents the liability of the Company for current and former employees and is affected primarily by the following:

- service cost (benefits attributed to employee service during the period);
- interest cost (interest on the liability due to the passage of time);
- actuarial gains/losses (experience during the year different from that assumed and changes in plan assumptions); and
- benefits paid to participants.

Cash Flows

Plan assets are amounts that have been segregated and restricted to provide qualified pension plan benefits and include amounts contributed by the Company and amounts earned from invested contributions, net of benefits paid. Qualified pension plan obligations are funded in accordance with regulatory requirements and with an objective of meeting or exceeding minimum funding requirements necessary to avoid restrictions on flexibility of plan operation and benefit payments. The Company funds the cost of nonqualified pension benefits on a pay-as-you-go basis. No qualified pension plan contributions were made during 2025, 2024 and 2023. No contributions to the Company's qualified pension plans are expected in 2026.

Future expected benefit payments are as follows:

Expected Cash Flows *(Dollars in Millions):*	Pension Benefits
2026	$ 187
2027	183
2028	182
2029	180
2030	179
2031-2035	868
Total	$ 1,779

Plan Assets

The Company outsources investment management related to pension plan assets. The CSX Investment Committee (the "Investment Committee"), whose members are selected by the Executive Vice President and Chief Financial Officer, is responsible for setting policy and oversight of investment management. The Investment Committee and investment manager utilize an investment asset allocation strategy that is monitored on an ongoing basis and updated periodically in consideration of plan or employee changes, or changing market conditions. Periodic studies provide an extensive modeling of asset investment return in conjunction with projected plan liabilities and seek to evaluate how to maximize return within the constraints of acceptable risk.

NOTE 9. Employee Benefit Plans, *continued*

The current asset allocation targets 30% growth-oriented investments and 70% immunizing investments. The growth-oriented portfolio consists of return-seeking investments that are diversified across geography, market capitalization, and asset class. The immunizing portfolio is comprised of a customized mix of fixed income and cash investments designed to reduce liability risk. Allocations are evaluated for levels within 5% of targeted allocations and are adjusted quarterly as necessary.

The distribution of pension plan assets as of the measurement date is shown in the table below, and these assets are reported net of pension liabilities on the balance sheet.

| | December 2025 | | December 2024 | |
	Amount	Percent of Total Assets	Amount	Percent of Total Assets
(Dollars in Millions)				
Equity	$ 597	24 %	$ 709	29 %
Fixed Income	112	5	57	3
Cash and Cash Equivalents	35	1	18	1
Growth-Oriented	$ 744	30 %	$ 784	33 %
Fixed Income	1,623	66	1,129	46
Cash and Cash Equivalents	107	4	496	21
Immunizing	$ 1,730	70 %	$ 1,625	67 %
Total	$ 2,474	100 %	$ 2,409	100 %

Under the supervision of the Investment Committee, the investment manager selects investments or fund managers in accordance with standards of prudence applicable to asset diversification and investment suitability. The Company also selects fund managers with differing investment styles and benchmarks their investment returns against appropriate indices. Fund investment performance is continuously monitored. Acceptable performance is determined in the context of the long-term return objectives of the fund and appropriate asset class benchmarks.

Within the Company's equity funds, domestic stock is diversified among large and small capitalization stocks. International stock is diversified in a similar manner as well as in developed versus emerging markets stocks. Guidelines established with individual managers can limit investment by industry sectors, individual stock issuer concentration and the use of derivatives and CSX securities.

Fixed income securities guidelines established with individual managers specify the types of allowable investments, such as government, corporate and asset-backed bonds, target certain allocation ranges for domestic and foreign investments and limit the use of certain derivatives. Additionally, guidelines stipulate minimum credit quality constraints and any prohibited securities. For detailed information regarding the fair value of pension assets, see Note 13, *Fair Value Measurements*.

NOTE 9. Employee Benefit Plans, *continued*

Benefit Obligation, Plan Assets and Funded Status
Changes in benefit obligation and the fair value of plan assets for the 2025 and 2024 plan years are as follows:

(Dollars in Millions)	Pension Benefits	
	Plan Year 2025	Plan Year 2024
Actuarial Present Value of Benefit Obligation		
Accumulated Benefit Obligation	$ 2,133	$ 2,115
Projected Benefit Obligation	2,213	2,192
Change in Projected Benefit Obligation:		
Projected Benefit Obligation at Beginning of Plan Year	$ 2,192	$ 2,343
Service Cost [a]	24	27
Interest Cost	109	106
Actuarial Loss (Gain)	64	(107)
Benefits Paid	(176)	(177)
Benefit Obligation at End of Plan Year	$ 2,213	$ 2,192
Change in Plan Assets:		
Fair Value of Plan Assets at Beginning of Plan Year	$ 2,409	$ 2,465
Actual Return on Plan Assets	223	104
Non-qualified Employer Contributions	18	17
Benefits Paid	(176)	(177)
Fair Value of Plan Assets at End of Plan Year	$ 2,474	$ 2,409
Funded Status at End of Plan Year	$ 261	$ 217

(a)   Service cost for 2025 and 2024 includes capitalized service costs of $4 million and $3 million, respectively.

In 2025, the $64 million actuarial loss for pension benefits was driven by a 25 basis point decrease in the weighted average discount rate, census data updates and other assumption changes. The $107 million net actuarial gain for pension benefits in 2024 was driven by a 68 basis point increase in the weighted average discount rate, partially offset by changes to census data.

NOTE 9. Employee Benefit Plans, *continued*

For qualified plan funding purposes, assets and discounted liabilities are measured in accordance with the Employee Retirement Income Security Act ("ERISA"), as well as other related provisions of the Internal Revenue Code and related regulations. Under these funding provisions and the alternative measurements available thereunder, the Company estimates its unfunded obligation for qualified plans on an annual basis.

The Company has recognized the funded status of a pension plan by recording a liability (underfunded plan) or asset (overfunded plan) for the difference between the projected benefit obligation and the fair value of plan assets at the plan measurement date. Amounts related to pension benefits recorded in other long-term assets, labor and fringe benefits payable and other long-term liabilities on the balance sheet are as follows:

	Pension Benefits	
(Dollars in Millions)	**December 2025**	December 2024
Amounts Recorded in Consolidated Balance Sheets:		
Long-term Assets	$ **447**	$ 403
Current Liabilities	**(17)**	(17)
Long-term Liabilities	**(169)**	(169)
Net Amount Recognized in Consolidated Balance Sheets	$ **261**	$ 217

Long-term assets as of December 2025 and 2024 in the preceding table relate to qualified pension plans where assets exceed projected benefit obligations. Current and long-term liabilities relate to plans where projected benefits obligations exceed assets. The Company's only plan with a net liability status is the unfunded non-qualified pension plan, which has no plan assets. This plan had a projected benefit obligation of $186 million and $186 million and an accumulated benefit obligation of $179 million and $178 million, as of December 31, 2025 and 2024, respectively.

NOTE 9. Employee Benefit Plans, *continued*

Net Benefit Expense
Only the service cost component of net periodic benefit costs is included in labor and fringe expense on the consolidated income statement. All other components of net periodic benefit cost are included in other income - net. The following table describes the components of net periodic benefit expense (credit) recorded on the income statement.

(Dollars in Millions)	Pension Benefits Years Ended		
	2025	2024	2023
Service Cost Included in Labor and Fringe	$ 20	$ 24	$ 24
Interest Cost	109	106	111
Expected Return on Plan Assets	(160)	(168)	(164)
Amortization of Net Loss	23	18	29
Total Income Included in Other Income - Net	$ (28)	$ (44)	$ (24)
Net Periodic Benefit Credit	$ (8)	$ (20)	$ —

Pension Adjustments
The following table shows the pre-tax change in other comprehensive loss (income) attributable to certain components of net benefit expense and the change in benefit obligation for CSX for pension benefits.

(Dollars in Millions) Components of Other Comprehensive Loss (Income)	Pension Benefits Years Ended	
	2025	2024
Recognized in the Balance Sheet		
Loss (Gains)	$ 1	$ (42)
Recognized in the Income Statement		
Amortization of Net Losses	$ 23	$ 18

As of December 2025, the balance to be amortized related to the Company's pension obligations is a pre-tax loss of $498 million. This amount is included in accumulated other comprehensive loss, a component of shareholders' equity.

NOTE 9. Employee Benefit Plans, *continued*

Assumptions

The expected long-term average rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for benefits included in the projected benefit obligation. In estimating that rate, the Company gives appropriate consideration to the historical returns earned by the plan assets in the funds, forward-looking economic assumptions, fees and other costs to be paid out of plan assets, and the current and projected asset mix of the funds. Management, with the assistance of the outsourced investment manager, balances market expectations obtained from various investment managers with both market and actual plan historical returns to develop a reasonable estimate of the expected long-term rate of return on assets. This assumption is reviewed annually and adjusted as deemed appropriate.

The Company measures the service cost and interest cost components of the net pension benefits expense by using individual spot rates matched with separate cash flows for each future year. The weighted averages of assumptions used by the Company to value its pension obligations were as follows:

	Pension Benefits	
	2025	2024
Expected Long-term Return on Plan Assets:		
Benefit Cost for Current Plan Year	**6.75 %**	6.75 %
Benefit Cost for Subsequent Plan Year	**6.25 %**	6.75 %
Discount Rates:		
Benefit Cost for Plan Year		
Service Cost for Plan Year	**5.61 %**	4.90 %
Interest Cost for Plan Year	**5.20 %**	4.72 %
Benefit Obligation at End of Plan Year	**5.25 %**	5.50 %
Salary Scale Inflation	**4.80 %**	4.80 %
Cash Balance Plan Interest Credit Rate	**3.75 %**	3.75 %

NOTE 9. Employee Benefit Plans, *continued*

Post-retirement Medical Plan
      In addition to these plans, the Company sponsors an unfunded post-retirement medical plan and a life insurance plan that provide certain benefits to full-time, salaried, management employees hired prior to 2003 upon their retirement if certain eligibility requirements are met. The accumulated post-retirement benefit obligation related to this plan was $46 million and $49 million, respectively, as of December 31, 2025 and 2024. Through 2034, total future expected benefit payments related to this plan were $42 million. Expenses in 2025, 2024 and 2023 related to this plan were not material.

Other Plans
      The Company maintains savings plans for virtually all full-time salaried employees and certain employees covered by collective bargaining agreements. Expense associated with these plans was $39 million, $40 million and $35 million for 2025, 2024 and 2023, respectively, and is included in labor and fringe expense on the consolidated income statement.

      Under collective bargaining agreements, the Company participates in a multi-employer benefit plan, which provides certain post-retirement health care and life insurance benefits to eligible contract employees. Premiums under this plan are expensed as incurred and were not material in 2025, 2024 or 2023.

      Under the terms of collective bargaining agreements that cover union-represented employees, Quality Carriers contributes to two multi-employer pension plans. These plans provide defined benefits to retired participants. Both of these pension plans are in Pension Protection Act zone "red", meaning they are at least 65% underfunded. Formal rehabilitation plans have been adopted. Based on information provided to the Company from the administrators of these plans, Quality Carriers' portion of the contingent liability in the event of a full withdrawal or termination from these plans is estimated to be $284 million. Of this amount, $280 million relates to the Central States Southeast and Southwest Areas Pension Plan and is based on information as of December 31, 2024, which is the latest information available at the date the financial statements were issued. The Company does not currently intend to withdraw from any of these multi-employer pension plans. Required monthly contributions to these plans are not material.

NOTE 10. Debt and Credit Agreements

Debt at December 2025 and December 2024 is shown in the table below. For information regarding the fair value of debt, see Note 13, *Fair Value Measurements*.

(Dollars in Millions)	Maturity at December 2025	Average Interest Rates at December 2025	December 2025	December 2024
Notes	2026-2068	4.4%	$ 18,858	$ 18,492
Equipment Obligations[a]	2027	4.3%	—	1
Finance Leases	2026-2032	4.7%	15	10
Subtotal Long-term Debt (Including Current Portion)			$ 18,873	$ 18,503
Less Debt Due within One Year			(708)	(606)
Long-term Debt (Excluding Current Portion)			$ 18,165	$ 17,897

(a) Equipment obligations are secured by an interest in certain railroad equipment.

Total activity related to long-term debt during 2025 is as follows:

(Dollars in Millions)	Current Portion	Long-term Portion	Total
Long-term Debt as of December 31, 2024	$ 606	$ 17,897	$ 18,503
2025 Activity:			
Long-term Debt Issued	—	900	900
Long-term Debt Repaid	(613)	—	(613)
Reclassifications	703	(703)	—
Hedging, Discount, Premium and Other Activity	12	71	83
Long-term Debt as of December 31, 2025	$ 708	$ 18,165	$ 18,873

Debt Issuance
On March 10, 2025, CSX issued an initial $600 million of 5.05% notes due 2035. On October 23, 2025, CSX further issued $300 million of 5.05% notes due 2035, which was a reopening of the existing notes originally issued in March 2025. On September 18, 2024, CSX issued $550 million of 4.90% notes due 2055. In September 2023, CSX issued $600 million of 5.20% notes due 2033. These notes are included in the consolidated balance sheets under long-term debt and may be redeemed by the Company at any time, subject to payment of certain make-whole premiums.

The net proceeds from debt issuances will be used for general corporate purposes, which may include debt repayments, repurchases of CSX's common stock, capital investment and working capital requirements. For more information regarding debt payable to a related party, see Note 15, *Investment in Affiliates and Related-Party Transactions*.

NOTE 10. Debt and Credit Agreements, *continued*

Long-term Debt Maturities (Net of Discounts, Premiums and Issuance Costs)

(Dollars in Millions) Years Ending	Maturities at December 2025
2026	$ 708
2027	1,001
2028	1,002
2029	951
2030	400
Thereafter	14,811
Total Long-term Debt Maturities, including current portion	$ 18,873

Interest Rate Derivatives
Fair Value Hedges

In first quarter 2025, CSX entered into two fixed-to-floating interest rate swaps classified as fair value hedges. The swaps are designed to hedge 10 years of interest rate risk associated with market fluctuations attributable to the Secured Overnight Financing Rate ("SOFR") on a cumulative $250 million of fixed rate outstanding notes which are due in 2055. The cumulative fair value of these swaps, which is included in other long-term assets on the consolidated balance sheet, was an asset of $9 million as of December 31, 2025.

CSX has seven other fixed-to-floating interest rate swaps classified as fair value hedges. The swaps are designed to hedge 10 years of interest rate risk associated with market fluctuations attributable to SOFR on a cumulative $1.1 billion of fixed rate outstanding notes which are due between 2032 and 2040. These swaps are comprised of two swaps entered during 2023 ("2023 swaps") and five swaps entered during 2022 ("2022 swaps"). The cumulative fair value of the 2023 swaps was an asset of $14 million and $7 million as of December 31, 2025, and December 31, 2024, respectively, and is included in other long-term assets on the consolidated balance sheet. The cumulative fair value of the 2022 swaps was a liability of $87 million and $123 million as of December 31, 2025, and December 31, 2024, respectively, and is included in other long-term liabilities on the consolidated balance sheet.

The swaps expire between 2032 and 2055. If settled early, the remaining cumulative fair value adjustment to the hedged notes will be amortized over the remaining life of the associated notes. The cumulative adjustment to the hedged notes is included in long-term debt on the consolidated balance sheet as shown in the table below.

(Dollars in Millions)	December 31, 2025	December 31, 2024
Notional Value of Hedged Notes	$ 1,300	$ 1,050
Fair Value Asset Adjustment to Hedged Notes	23	7
Fair Value Liability Adjustment to Hedged Notes	(87)	(123)
Carrying Amount of Hedged Notes	$ 1,236	$ 934

NOTE 10. Debt and Credit Agreements, *continued*

Gains and losses resulting from changes in fair value of the interest rate swaps offset changes in the fair value of the hedged portion of the underlying debt with no gain or loss recognized due to hedge ineffectiveness. The difference in the net fixed-to-float interest settlement on the derivatives is recognized in interest expense and is summarized as follows.

(Dollars in Millions)	**2025**	2024	2023
Interest Expense Impact (Increase) Decrease	$ (21)	$ (31)	$ (28)

Cash Flow Hedges
The Company had forward starting interest rate swaps, classified as cash flow hedges, that had an aggregate notional value of $500 million at inception. These swaps were effected to hedge the benchmark interest rate associated with future interest payments related to the anticipated refinancing of $850 million of 3.25% notes due in 2027. In accordance with the *Derivatives and Hedging Topic* in the ASC, the Company has designated these swaps as cash flow hedges. Under the terms of the Adjustable Interest Rate (LIBOR) Act, the reference rate on the swaps were automatically replaced with daily compounded SOFR plus the fallback spread on July 1, 2023, the LIBOR replacement date.

The Company executed settlements of $114 million and $226 million of the aggregate $500 million notional value of cash flow hedges in 2024 and 2023, respectively. These settlements resulted in CSX receiving cash payments of $52 million in 2024 and $95 million in 2023, which are included in other operating activities on the consolidated cash flow statement. A partial settlement also took place in 2022. As of December 31, 2025, and December 31, 2024, no unsettled aggregate notional value of these swaps remained and there was no related asset or liability.

Unrealized gains or losses associated with changes in the fair value of the hedge are recorded net of tax in accumulated other comprehensive income ("AOCI") on the consolidated balance sheet. As these swaps were fully settled in 2024, subsequent gains or losses are attributable to tax effects. The unrealized gain associated with the settled portion of the hedges will continue to be classified in AOCI until the associated debt instrument is issued in the future. The unrealized gain or loss in AOCI will be recognized in earnings as an adjustment to interest expense over the same period during which the hedged transaction affects earnings. Unrealized amounts related to the hedge, recorded net of tax in other comprehensive income, are summarized in the table below.

(Dollars in Millions)	**2025**	2024	2023
Unrealized Gain - Net	$ (1)	$ 3	$ —

See Note 13, *Fair Value Measurements*, and Note 16, *Other Comprehensive Income (Loss)*, for other information about the Company's hedges.

NOTE 10. Debt and Credit Agreements, *continued*

Credit Facilities
The Company has a $1.2 billion unsecured, revolving credit facility backed by a diverse syndicate of banks. This facility allows same-day borrowings at floating interest rates, based on SOFR or an agreed-upon replacement reference rate, plus a spread that depends upon CSX's senior unsecured debt ratings. This facility expires in February 2028. As of December 31, 2025, the Company had no outstanding balances under this facility.

Commitment fees and interest rates payable under the facility were similar to fees and rates available to comparably rated investment-grade borrowers. As of December 31, 2025, CSX was in compliance with all covenant requirements under the facility.

Commercial Paper
Under its commercial paper program, which is backed by the revolving credit facility, the Company may issue unsecured commercial paper notes up to a maximum aggregate principal amount of $1.0 billion. Proceeds from issuances of the notes are expected to be used for general corporate purposes. At December 31, 2025, the Company had no commercial paper outstanding.

NOTE 11. Revenues

The Company's revenues are primarily derived from the transportation of freight as performance obligations that arise from its contracts with customers are satisfied. The following table presents the Company's revenues disaggregated by market as this best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Fuel surcharge revenue is included in the individual markets.

(Dollars in Millions)		Years Ended	
	2025	2024	2023
Chemicals	$ 2,776	$ 2,850	$ 2,599
Agricultural and Food Products	1,618	1,644	1,657
Automotive	1,182	1,226	1,219
Forest Products	975	1,047	1,012
Metals and Equipment	869	859	917
Minerals	832	772	733
Fertilizers	521	505	516
Total Merchandise	8,773	8,903	8,653
Intermodal	2,073	2,047	2,060
Coal	1,900	2,247	2,484
Trucking	816	844	882
Other	530	499	578
Total	$ 14,092	$ 14,540	$ 14,657

Revenue Recognition
The Company generates revenue from rail freight billings under contracts with customers generally on a rate per carload, container or ton-basis based on length of haul and commodities carried. The Company's performance obligation arises when it receives a bill of lading ("BOL") to transport a customer's commodities at a negotiated price contained in a transportation services agreement or a publicly disclosed tariff rate. Once a BOL is received, a contract is formed whereby the parties are committed to perform, collectability of consideration is probable and the rights of the parties, shipping terms and conditions, and payment terms are identified. A customer may submit several BOLs for transportation services at various times throughout a service agreement term, but each shipment represents a distinct service that is a separately identified performance obligation.

NOTE 11. Revenues, *continued*

The average transit time to complete a rail shipment is between 2 to 7 days depending on market. Payments for transportation services are normally billed once a BOL is received and are generally due within 15 days after the invoice date. The Company recognizes revenue over transit time of freight as it moves from origin to destination. Revenue for services started but not completed at the reporting date is allocated based on the relative transit time in each reporting period, with the portion allocated for services subsequent to the reporting date considered remaining performance obligations.

The certain key estimates included in the recognition and measurement of revenue and related accounts receivable are as follows:

- Revenue associated with shipments in transit, which is recognized ratably over transit time and is based on average cycle times to move commodities and products from their origin to their final destination or interchange;
- Adjustments to revenue for billing corrections and billing discounts;
- Adjustments to revenue for overcharge claims filed by customers, which are based on historical payments to customers for rate overcharges as a percentage of total billing; and
- Incentive-based refunds to customers, which are primarily volume-related, are recorded as a reduction to revenue on the basis of the projected liability (this estimate is based on historical activity, current volume levels and forecasted future volume).

Revenue related to interline transportation services that involve the services of another party, such as another railroad, is reported on a net basis. The portion of the gross amount billed to customers that is remitted by the Company to another party is not reflected as revenue.

Trucking revenue includes revenue from the operations of Quality Carriers and is mostly comprised of truck shipments of chemicals. A performance obligation arises when Quality Carriers receives a customer order to transport a commodity at a contracted rate. Revenue is recorded on a gross basis ratably over transit time.

Other revenue is recorded upon completion of the service and is comprised of revenue from regional subsidiary railroads and incidental charges, including demurrage, intermodal storage and equipment usage, and switching. Revenue from regional subsidiary railroads includes shipments by railroads that the Company does not directly operate. Demurrage represents charges assessed when freight cars are held by a customer beyond a specified period of time. Intermodal storage represents charges for customer storage of containers at an intermodal terminal, ramp facility or offsite location beyond a specified period of time. Switching represents charges assessed when a railroad switches cars for a customer or another railroad.

During 2025, 2024 and 2023, revenue recognized from performance obligations related to prior periods was not material.

NOTE 11. Revenues, *continued*

Remaining Performance Obligations
　　Remaining performance obligations represent the transaction price allocated to future reporting periods for freight services started but not completed at the reporting date. This includes the unearned portion of billed and unbilled amounts for cancellable freight shipments in transit. The Company expects to recognize the unearned portion of revenue for freight services in transit within one week of the reporting date. As of December 31, 2025, remaining performance obligations were not material.

Contract Balances and Accounts Receivable
　　The timing of revenue recognition, billings and cash collections results in accounts receivable and customer advances and deposits (contract liabilities) on the consolidated balance sheets. Contract assets, contract liabilities and deferred contract costs recorded on the consolidated balance sheet as of December 31, 2025, and December 31, 2024, were not material.

　　The Company's accounts receivable - net consists of freight and non-freight receivables, reduced by an allowance for credit losses.

(Dollars in Millions)	December 31, 2025	December 31, 2024
Freight Receivables	$ 932	$ 1,012
Freight Allowance for Credit Losses	(23)	(16)
Freight Receivables, net	909	996
Non-Freight Receivables	404	343
Non-Freight Allowance for Credit Losses	(15)	(13)
Non-Freight Receivables, net	389	330
Total Accounts Receivable, net	$ 1,298	$ 1,326

　　Freight receivables include amounts earned, billed and unbilled, and currently due from customers for transportation-related services. Non-freight receivables include amounts billed and unbilled and currently due related to non-revenue receivables, including government reimbursement receivables. The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. The allowance is based upon an assessment of risk characteristics, historical payment experience, and the age of outstanding receivables adjusted for forward-looking economic conditions as necessary. Credit losses recognized on the Company's accounts receivable were not material in 2025 and 2024.

NOTE 12. Income Taxes

Earnings before income taxes of $3.8 billion, $4.6 billion and $4.8 billion for the years ended 2025, 2024 and 2023, respectively, nearly all of which represents earnings from domestic operations. The breakdown of income tax expense between current and deferred is as follows:

(Dollars in Millions)	Years Ended		
	2025	2024	2023
Current:			
Federal	$ 553	$ 873	$ 851
State	133	200	184
Subtotal Current	$ 686	$ 1,073	$ 1,035
Deferred:			
Federal	195	26	110
State	(1)	(14)	16
Subtotal Deferred	$ 194	$ 12	$ 126
Total Income Tax Expense	$ 880	$ 1,085	$ 1,161

The Company recorded a 2025 income tax benefit of $43 million primarily as a result of a change in the valuation of the state deferred tax liability as a result of filing the 2024 tax returns, other state tax planning, and a tax credit purchase benefit. In 2024, the Company recorded an income tax benefit of $31 million primarily as a result of state legislative changes and a change in the valuation of the state deferred tax liability as a result of filing the 2023 tax returns. In 2023, the Company recorded an income tax benefit of $22 million primarily from a change in the valuation of the state deferred tax liability.

NOTE 12. Income Taxes, *continued*

2025 Income Tax Expense Reconciliation and Cash Payments

The tables in this section present information on income tax expenses and payments for 2025. Prior period values are not presented, as these disclosure requirements have been implemented on a prospective basis. The principal factors contributing to the difference between the effective income tax rate and the U.S. statutory federal income tax rate are as follows:

	2025	
(Dollars in Millions)	**Amount**	**Percentage**
U.S. Federal Statutory Rate	$ 792	21.0 %
State and Local Income Taxes, Net of Federal Tax Effect [a]	102	2.7
Foreign Tax Effects	3	0.1
Tax Credits	(17)	(0.5)
Nontaxable or Nondeductible Items	(24)	(0.6)
Other Adjustments	24	0.6
Effective Income Tax Rate	$ 880	23.3 %

(a) The states that contribute to the majority (greater than 50% combined) of the tax effect in this category include Indiana, Virginia, Pennsylvania, Florida, and Alabama, listed in descending order of tax effect.

The amount of cash taxes paid by the Company are shown in the table below. Payments in 2025 include $429 million of previously postponed federal and state taxes related to the 2024 tax year, with no postponements available for 2025. There were no individual jurisdictions with cash taxes paid that equaled or exceeded 5% of income taxes paid in 2025.

(Dollars in Millions)	2025
Federal [a]	$ 938
State	161
Foreign	3
Total	$ 1,102

(a) Federal cash tax payments include tax credits purchased of $200 million.

Income Tax Expense Reconciliation for Comparative Periods

Income tax expense reconciled to the tax computed at statutory rates for comparative periods, which are not subject to the requirements of ASU 2023-09, is presented in the following table.

	Years Ended				
(Dollars in Millions)	2024			2023	
Federal Income Taxes	$ 957	21.0 %	$	1,014	21.0 %
State Income Taxes	147	3.2 %		158	3.3 %
Other	(19)	(0.4)%		(11)	(0.2)%
Income Tax Expense/ Rate	$ 1,085	23.8 %	$	1,161	24.1 %

NOTE 12. Income Taxes, *continued*

Balance Sheet and Other Information

The primary factors in the change in year-end net deferred income tax liability balances include the annual provision for deferred income tax expense and accumulated other comprehensive income (loss). The significant components of deferred income tax assets and liabilities include:

	2025		2024	
(Dollars in Millions)	**Assets**	**Liabilities**	Assets	Liabilities
Accelerated Depreciation	$ —	$ 7,835	$ —	$ 7,651
Other	560	639	568	642
Total	$ 560	$ 8,474	$ 568	$ 8,293
Net Deferred Income Tax Liabilities		$ 7,914		$ 7,725

The Company files a consolidated federal income tax return, which includes its principal domestic subsidiaries. CSX and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. CSX participated in a contemporaneous IRS audit of tax years 2025, 2024 and 2023. Federal examinations of original federal income tax returns for all years through 2023 are resolved.

As of December 2025 and 2024, the Company had approximately $21 million and $20 million, respectively, of total unrecognized tax benefits as a result of uncertain tax positions. Net tax benefits of $16 million and $16 million as of December 2025 and 2024, respectively, could favorably impact the effective income tax rate in each year. The Company does not expect that unrecognized tax benefits as of December 2025 for various state and federal income tax matters will significantly change over the next 12 months. The final outcome of these uncertain tax positions is not yet determinable. There were no material changes to the total gross unrecognized tax benefits and prior year audit resolutions of the Company during the years ended 2025, 2024, or 2023.

CSX's continuing practice is to recognize net interest and penalties related to income tax matters in income tax expense. Accrued interest and penalties were not material as of December 2025 or 2024. Additionally, expenses from changes to the reserves for interest and penalties were not material in 2025, 2024, or 2023.

NOTE 13. Fair Value Measurements

The *Financial Instruments Topic* in the ASC requires disclosures about fair value of financial instruments in annual reports as well as in quarterly reports. For CSX, this statement applies to certain investments, pension plan assets, long-term debt and interest rate derivatives. The *Fair Value Measurements and Disclosures Topic* in the ASC clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, including on a non-recurring basis, and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Company's investments, pension plan assets, long-term debt, interest rate derivatives and long-lived assets. The inputs or methodologies used for valuing financial instruments are not necessarily an indication of the risk associated with investing in these financial instruments. These inputs are summarized in the three broad levels listed below:

- Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets;
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.); and
- Level 3 – significant unobservable inputs (including the Company's own assumptions about the assumptions market participants would use in determining the fair value of investments).

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments

The Company's investment assets are carried at fair value on the consolidated balance sheet in accordance with the *Fair Value Measurements and Disclosures Topic* in the ASC. They are valued with assistance from a third-party trustee and consist of exchange-traded funds, corporate bonds, asset-backed securities, government securities, and short-term time deposits. The exchange-traded funds are valued at quoted market prices determined in an active market, which are Level 1 inputs. The corporate bonds, asset-backed securities and government securities are valued using broker quotes that utilize observable market inputs, which are Level 2 inputs. The carrying amount of time deposits as reported in the consolidated balance sheet, using Level 2 inputs, approximate fair value due to their short-term nature. Unrealized gains and losses as of December 31, 2025 and December 31, 2024 were not material. The Company believes any impairment of investments held with gross unrealized losses to be temporary and not the result of credit risk.

NOTE 13. Fair Value Measurements, *continued*

The Company's investment assets are carried at fair value on the consolidated balance sheets, within the line items short-term investments and other long-term assets, as summarized in the following table.

(Dollars in Millions)	December 2025			December 2024		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Exchange-traded Funds	$ 5	$ —	$ 5	$ 2	$ —	$ 2
Corporate Bonds	—	82	82	—	71	71
Government Securities	—	71	71	—	42	42
Asset-backed Securities	—	29	29	—	35	35
Time Deposits	—	—	—	—	66	66
Total Investments at Fair Value	$ 5	$ 182	$ 187	$ 2	$ 214	$ 216

Total investments in debt securities of $182 million as of December 31, 2025, and $214 as of December 31, 2024, had an amortized cost of $181 million and $218 million, respectively. These investments have the following maturities:

(Dollars in Millions)	December 2025	December 2024
Less than 1 year	$ 5	$ 72
1 - 5 years	94	72
5 - 10 years	42	23
Greater than 10 years	41	47
Total Investments at Fair Value [a]	$ 182	$ 214

(a) Exchange-traded funds are excluded as there is no stated contractual maturity date.

NOTE 13. Fair Value Measurements, *continued*

Long-term Debt
Long-term debt, which includes finance leases, is reported at carrying amount on the consolidated balance sheets and is the Company's only financial instrument with fair values significantly different from their carrying amounts. The majority of the Company's long-term debt is valued with assistance from a third party that utilizes closing transactions, market quotes or market values of comparable debt. For those instruments not valued by the third party, the fair value has been estimated by applying market rates of similar instruments to the scheduled contractual debt payments and maturities. These market rates are provided by the same third party. All of the inputs used to determine the fair value of the Company's long-term debt are Level 2 inputs.

The fair value of outstanding debt fluctuates with changes in a number of factors. Such factors include, but are not limited to, interest rates, market conditions, credit ratings, values of similar financial instruments, size of the instrument, cash flow projections and comparable trades. Fair value will exceed carrying value when the current market interest rate is lower than the interest rate at which the debt was originally issued. The fair value of a company's debt is a measure of its current value under present market conditions. It does not impact the financial statements under current accounting rules.

The fair value and carrying value of the Company's long-term debt is as follows:

(Dollars in Millions)	December 2025	December 2024
Long-term Debt (Including Current Maturities):		
Fair Value	$ 17,305	$ 16,481
Carrying Value	18,873	18,503

Interest Rate Derivatives
The Company's fixed-to-floating interest rate swaps are carried at their respective fair values, which are determined with assistance from a third party based upon pricing models using inputs observed from actively quoted markets. All of the inputs used to determine the fair value of the fixed-to-floating interest rate swaps are Level 2 inputs. The fair value of the Company's fixed-to-floating interest rate swaps was an asset of $23 million and $7 million (for swaps entered in 2023 and 2025) and a liability of $87 million and $123 million (for swaps entered in 2022) as of December 31, 2025 and December 31, 2024, respectively.

Changes in interest rates no longer impact the fair value of the Company's forward starting interest rate swaps because they are fully settled as of December 31, 2025. See Note 10, *Debt and Credit Agreements,* for further information.

NOTE 13. Fair Value Measurements, *continued*

Pension Plan Assets

Pension plan assets are reported at fair value, net of pension liabilities, on the consolidated balance sheet. See Note 9, *Employee Benefit Plans,* for further information. There are several valuation methodologies used for those assets as described below.

Investments in the Fair Value Hierarchy

- *Common stock and Exchange-Traded Funds (Level 1):* Valued at the closing price reported on the active market on which the securities are traded on the last day of the year and classified in Level 1 of the fair value hierarchy.
- *Mutual funds (Level 1*): Valued at the net asset value of shares held at year end based on quoted market prices determined in an active market. These assets are classified in Level 1 of the fair value hierarchy.
- *Cash and cash equivalents (Level 1)*: Includes cash and short-term investments with an original maturity of three months or less. The carrying value of cash and cash equivalents at year end approximates fair value. These assets are classified in Level 1 of the fair value hierarchy.
- *Corporate bonds, government securities, asset-backed securities and derivatives (Level 2)*: Valued using price evaluations reflecting the bid and/or ask sides of the market for a similar investment at year end. Asset-backed securities include commercial mortgage-backed securities and collateralized mortgage obligations. These assets are classified in Level 2 of the fair value hierarchy.

Investments Measured at Net Asset Value

- *Partnerships:* Net asset value of private equity is based on the fair market values associated with the underlying investments at year end. These funds have varying redemption restrictions, but most require advanced notice of at least 15 business days.
- *Commingled and common collective trust funds:* This class consists of private funds that invest in corporate equity and debt securities, government securities and various short-term debt instruments and are measured at net asset value to estimate the fair value of the investments. The net asset value of the investments is determined by reference to the fair value of the underlying securities, which are valued primarily through the use of directly or indirectly observable inputs. These funds have redemption restrictions that require advanced notice of up to 45 business days.

NOTE 13. Fair Value Measurements, *continued*

The pension plan assets at fair value by level, within the fair value hierarchy, as of calendar plan years 2025 and 2024 are shown in the table below. For additional information related to pension assets, see Note 9, *Employee Benefit Plans*.

(Dollars in Millions)	December 2025			December 2024		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Common Stock	$ 103	$ —	$ 103	$ 171	$ —	$ 171
Exchange-Traded Funds	37	—	37	—	—	—
Mutual Funds	35	—	35	32	—	32
Cash and Cash Equivalents	142	—	142	514	—	514
Corporate Bonds	—	728	728	—	680	680
Government Securities	—	674	674	—	260	260
Asset-backed Securities, Derivatives and Other	—	15	15	—	14	14
Total Investments in the Fair Value Hierarchy	$ 317	$ 1,417	$ 1,734	$ 717	$ 954	$ 1,671
Investments Measured at Net Asset Value [a]	n/a	n/a $	740	n/a	n/a $	738
Investments at Fair Value	$ 317	$ 1,417	$ 2,474	$ 717	$ 954	$ 2,409

a) *Investments measured at net asset value represent certain investments that have been measured at net asset value per share (or its equivalent) and thus are not classified in the fair value hierarchy. The fair value amounts presented in this table are shown to permit reconciliation of the fair value hierarchy to the pension assets disclosed in Note 9, Employee Benefit Plans.*

Non-Recurring Fair Value Measurements
The Company re-measured the fair value of intangible assets in 2025 and 2024 related to a goodwill impairment. See Note 18, *Goodwill and Other Intangible Assets*, for more information.

NOTE 14. Other Income - Net

The Company derives income from items that are not considered operating activities. Income from these items is reported net of related expense. All components of net periodic pension and post-retirement benefit costs, excluding service cost, are included in other income - net on the consolidated income statement. Miscellaneous income (expense) may fluctuate due to timing and includes investment gains and losses, interest income and other non-operating activities.

For more information about the drivers of changes in net periodic pension and post-retirement benefit credit from 2024 to 2025 and from 2023 to 2024, refer to Note 9, *Employee Benefit Plans*. Interest income decreased from 2024 to 2025 primarily as a result of lower average investment balances. Interest income increased from 2023 to 2024 primarily as a result of higher average interest rates. Other income – net consisted of the following:

		Years Ended				
(Dollars in Millions)		**2025**		2024		2023
Net Periodic Pension and Post-retirement Benefit Credit [a]	$	**33**	$	50	$	29
Interest Income		**45**		85		79
Miscellaneous Income		**14**		7		31
Total Other Income - Net	$	**92**	$	142	$	139

(a) Excludes the service cost component of net periodic benefit cost.

NOTE 15. Investment in Affiliates and Related-Party Transactions

CSX's investments in affiliates are included on the consolidated balance sheet as investments in affiliates and other companies.

(Dollars in Millions)	December 2025		December 2024
Conrail	$	1,301	$ 1,245
TTX		1,055	1,012
Other Investments in Affiliates		278	263
Total	$	2,634	$ 2,520

Conrail

Through a limited liability company, CSX and Norfolk Southern Corporation ("NS") jointly own Conrail. CSX has a 42% economic interest and 50% voting interest in the jointly-owned entity, and NS has the remainder of the economic and voting interests. Pursuant to the *Investments-Equity Method and Joint Venture Topic* in the ASC, CSX applies the equity method of accounting to its investment in Conrail.

Conrail owns rail infrastructure and operates for the joint benefit of CSX and NS. This is known as the shared asset area. Conrail charges fees for right-of-way usage, equipment rentals and transportation, switching and terminal service charges in the shared asset area. These expenses are included in purchased services and other on the consolidated income statements. Future payments due to Conrail under the shared asset area agreements are shown in the table below.

(Dollars in Millions) Years	Conrail Shared Asset Agreement
2026	$ 39
2027	39
2028	39
2029	16
2030	—
Thereafter	—
Total	$ 133

Also, included in equity earnings of affiliates are CSX's 42% share of Conrail's income and its amortization of the fair value write-up arising from the acquisition of Conrail and certain other adjustments. The amortization primarily represents the additional after-tax depreciation expense related to the write-up of Conrail's fixed assets when the original purchase price, from the 1997 acquisition of Conrail, was allocated based on fair value. This write-up of fixed assets resulted in a difference between CSX's investment in Conrail and its share of Conrail's underlying net equity, which is $315 million as of December 2025.

NOTE 15. Investment in Affiliates and Related-Party Transactions, *continued*

The following table discloses amounts related to Conrail. All amounts in the table below are included in purchased services and other expenses on the Company's consolidated income statements.

		Years Ended	
(Dollars in Millions)	**2025**	2024	2023
Rents, Fees and Services	$ **134**	$ 142	$ 132
Purchase Price Amortization and Other	**4**	4	4
Equity Earnings of Conrail	**(57)**	(69)	(54)
Total Conrail Expense	$ **81**	$ 77	$ 82

The Company has disclosed amounts below owed to Conrail, or its subsidiaries, representing liabilities under the operating, equipment and shared area agreements with Conrail. As of December 31, 2025, there are two 1.31% notes due 2050 for the operation of the shared asset area. The notes total $441 million and are included in long-term debt on the consolidated balance sheets. Interest expense from these promissory notes was $6 million in each 2025, 2024 and 2023.

	December	December
(Dollars in Millions)	**2025**	2024
Balance Sheet Information:		
CSX Accounts Payable to Conrail	$ **214**	$ 172
Promissory Notes Payable to Conrail Subsidiary		
1.31% CSX Promissory Note due December 2050	**73**	73
1.31% CSXT Promissory Note due December 2050	**368**	368

TTX Company

TTX Company ("TTX") is a privately-held corporation engaged in the business of providing its owner-railroads with standardized fleets of intermodal, automotive and general use railcars at time and mileage rates. CSX owns about 20 percent of TTX's common stock, and the remaining is owned by the other leading North American railroads and their affiliates. Pursuant to the *Investments - Equity Method Topic* in the ASC, CSX applies the equity method of accounting to its investment in TTX.

NOTE 15. Investment in Affiliates and Related-Party Transactions, *continued*

As required by the *Related Party Disclosures Topic* in the ASC, the following table discloses amounts related to TTX. Car hire rents and equity earnings are included in equipment and other rents expense on the Company's consolidated income statement.

	Years Ended		
(Dollars in Millions)	**2025**	2024	2023
Income Statement Information:			
Car Hire Rents	$ **277**	$ 256	$ 249
Equity Earnings of TTX	**(43)**	(50)	(49)
Total TTX Expense	$ **234**	$ 206	$ 200

Also included below is balance sheet information related to CSX's payable to TTX, which represents car rental liabilities.

(Dollars in Millions)	**December 2025**	December 2024
Balance Sheet Information:		
CSX Payable to TTX	$ **47**	$ 44

NOTE 16. Other Comprehensive Income (Loss)

CSX reports comprehensive earnings or loss in accordance with the *Comprehensive Income Topic* in the ASC in the consolidated comprehensive income statement. Total comprehensive earnings are defined as all changes in shareholders' equity during a period, other than those resulting from investments by and distributions to shareholders (e.g. issuance of equity securities and dividends). Generally, for CSX, total comprehensive earnings equal net earnings plus or minus adjustments for pension and other post-retirement liabilities as well as derivative activity and other adjustments. Total comprehensive earnings represent the activity for a period net of tax and were $2.9 billion, $3.5 billion and $3.8 billion for 2025, 2024 and 2023, respectively.

While total comprehensive earnings is the activity in a period and is largely driven by net earnings in that period, AOCI represents the cumulative balance of other comprehensive income, net of tax, as of the balance sheet date. For CSX, AOCI is primarily the cumulative balance related to pension and other post-retirement benefit adjustments, interest rate derivatives and CSX's share of AOCI of equity method investees.

NOTE 16. Other Comprehensive Income (Loss), *continued*

Changes in the AOCI balance by component are shown in the following table. Amounts reclassified in pension and other post-employment benefits to net earnings relate to the amortization of actuarial losses and are included in other income - net on the consolidated income statements. See Note 9, *Employee Benefit Plans,* for further information. Interest rate derivatives consist of forward starting interest rate swaps classified as cash flow hedges, which were fully settled in 2024. See Note 10, *Debt and Credit Agreements,* for further information. Items classified as other primarily represent CSX's share of AOCI of equity method investees. Amounts reclassified from other to net earnings are included in purchased services and other or equipment and other rents on the consolidated income statements.

(Dollars in Millions)	Pension and Other Post-Employment Benefits	Interest Rate Derivatives	Other	Accumulated Other Comprehensive (Loss) Income
Balance December 31, 2022, net of tax	$ (519) $	150 $	(41) $	(410)
Other Comprehensive Income (Loss)				
Income Before Reclassifications	146	16	—	162
Amounts Reclassified to Net Earnings	18	—	5	23
Tax Expense	(35)	(16)	(3)	(54)
Total Other Comprehensive Income	$ 129 $	— $	2 $	131
Balance December 31, 2023, net of tax	$ (390) $	150 $	(39) $	(279)
Other Comprehensive Income (Loss)				
Income Before Reclassifications	44	4	—	48
Amounts Reclassified to Net Earnings	10	—	2	12
Tax (Expense) Benefit	(13)	(1)	1	(13)
Total Other Comprehensive Income	$ 41 $	3 $	3 $	47
Balance December 31, 2024, net of tax	$ (349) $	153 $	(36) $	(232)
Other Comprehensive Income (Loss)				
Loss Before Reclassifications	(3)	—	—	(3)
Amounts Reclassified to Net Earnings	16	—	9	25
Tax Expense	(1)	(1)	(1)	(3)
Total Other Comprehensive Income (Loss)	$ 12 $	(1) $	8 $	19
Balance December 31, 2025, net of tax	$ (337) $	152 $	(28) $	(213)

NOTE 17. Segment Reporting and Significant Expenses

The Company has two operating segments: rail and trucking. Although the Company provides a breakdown of revenue by line of business, the overall financial and operational performance of the railroad is analyzed as one operating segment due to the integrated nature of the rail network. The "Rail" column in the table below includes the activities of all CSX entities other than the trucking company, Quality Carriers, and also includes the Company's equity in the net income of equity method investments. As the trucking segment is not material for separate disclosure as a reportable segment, the results of these operations are included as a reconciliation to the Company's consolidated results in the tables below. See additional information in Note 1, *Nature of Operations and Significant Accounting Policies.*

The Company's chief operating decision maker ("CODM") is its Chief Executive Officer. The CODM reviews information presented on a consolidated basis, accompanied by supplemental information about the trucking segment separately, for purposes of allocating resources and evaluating financial performance. The Company has determined that operating income is the key measure of segment profit or loss as this measure is the focus of the CODM in developing financial plans, including resource allocation, and evaluating actual financial performance against plan. The CODM regularly reviews operating results broken out by significant expense.

NOTE 17. Segment Reporting and Significant Expenses, *continued*

The table below presents information about the Company's significant expenses and the required reportable segment reconciliations for the years ended 2025, 2024 and 2023.

| | | | | Years Ended | | | | |
| | December 31, 2025 | | | December 31, 2024 | | | December 31, 2023 | |
(Dollars in Millions)	Rail	Reconciliation to Consolidated		Rail	Reconciliation to Consolidated		Rail	Reconciliation to Consolidated
Revenue	$ 13,276		$	13,696		$	13,775	
Reconciliation of Revenue								
Trucking Revenue [a]		839			851			887
Elimination of intersegment revenues		(23)			(7)			(5)
Total Consolidated Revenue		$ 14,092			$ 14,540			$ 14,657
Expense								
Labor and Fringe	$ 3,049		$	2,971		$	2,875	
Purchased Services and Other	2,586			2,380			2,311	
Depreciation and Amortization	1,616			1,598			1,550	
Fuel								
Locomotive	914			978			1,169	
Non-Locomotive	99			102			103	
Equipment and Other Rents	336			335			334	
Gain on Property Disposition	(13)			(14)			(34)	
Segment Operating Income	$ 4,689		$	5,346		$	5,467	
Reconciliation of Operating Income								
Trucking Expenses [b]		1,007			952			855
Elimination of intersegment expenses		(23)			(7)			(5)
Total Consolidated Operating Income		$ 4,521			$ 5,245			$ 5,499
Interest Expense		(844)			(832)			(809)
Other Income-Net		92			142			139
Earnings Before Income Taxes		$ 3,769			$ 4,555			$ 4,829

(a) Trucking revenue is comprised of revenue from Quality Carriers. Rail revenue represents revenue attributed to all CSX entities other than the trucking company, Quality Carriers.

(b) Trucking expenses include labor and fringe, purchased services and other, depreciation and amortization, fuel, equipment and other rents, and gains/losses on property dispositions from the operations of Quality Carriers. Rail expenses represent expenses attributable to all CSX entities other than the trucking company, Quality Carriers. Trucking expenses include $164 million and $108 million impairment charges related to Quality Carriers' goodwill in 2025 and 2024, respectively. See additional information in Note 18, Goodwill and Other Intangible Assets.

NOTE 17. Segment Reporting and Significant Expenses, *continued*

Capital expenditures made by the rail segment were $2.9 billion, $2.5 billion, and $2.2 billion for 2025, 2024 and 2023, respectively. Capital expenditures include $470 million in 2025 and $50 million in 2024 related to rebuilding the Blue Ridge subdivision as a result of impacts from Hurricane Helene. The total of the rail segment's reportable assets were $43.5 billion, $42.6 billion, and $42.0 billion as of December 31, 2025, 2024 and 2023, respectively, out of total consolidated assets of $43.7 billion, $42.8 billion, and $42.2 billion for the respective years. The remaining non-rail assets are comprised of assets held by the trucking operating segment.

NOTE 18. Goodwill and Other Intangible Assets

The following table presents goodwill and other intangible asset balances and adjustments to those balances for the years ended December 31, 2025, and 2024. There is no remaining goodwill attributed to the Company's trucking operating segment as of December 31, 2025, compared to goodwill of $159 million, and $245 million as of December 2024 and 2023, respectively. The goodwill balance attributed to the rail segment was $80 million at the end of each of the years shown. All intangible assets are attributed to the trucking operating segment.

(Dollars in Millions)	Goodwill Net Carrying Amount	Intangible Assets Cost	Accumulated Amortization	Net Carrying Amount	Total Goodwill and Other Intangible Assets - Net
Balance at December 31, 2023	$ 325	$ 206	$ (25)	$ 181	$ 506
Additions	22	25	—	25	47
Amortization	—	—	(12)	(12)	(12)
Impairment	(108)	—	—	—	(108)
Balance at December 31, 2024	$ 239	$ 231	$ (37)	$ 194	$ 433
Additions	5	5	—	5	10
Amortization	—	—	(12)	(12)	(12)
Impairment	(164)	—	—	—	(164)
Balance at December 31, 2025	$ 80	$ 236	$ (49)	$ 187	$ 267

Additions

During 2025 and 2024 the Company's trucking operating segment, which is solely comprised of Quality Carriers, completed several acquisitions that were immaterial individually and in aggregate. The acquisitions resulted in the addition of $5 million and $22 million of goodwill in the trucking operating segment in 2025 and 2024, respectively, which were subsequently impaired. Other intangible assets recognized as part of these acquisitions were $5 million and $25 million in 2025 and 2024, respectively.

Amortization

The Company's intangible assets balance primarily relates to intangibles recognized as part of the acquisition of Quality Carriers in 2021. Intangible assets recognized from the acquisition of $180 million consist of $150 million of customer relationships and $30 million of trade names that will be amortized over a weighted-average period of 20 years and 15 years, respectively.

NOTE 18. Goodwill and Other Intangible Assets, *continued*

2024 Impairment
    The Company performed a quantitative assessment, which used a combination of the income and market approaches, as of October 1, 2024, to estimate the fair value of Quality Carriers. The income approach used a discounted cash flow model with significant assumptions for future revenue growth, EBITDA margin, capital expenditures and discount rate. The market approaches used valuation and transaction multiples for selected guideline public companies. Based on the quantitative assessment, CSX concluded the fair value of Quality Carriers did not exceed the carrying value. As a result, a $108 million impairment charge in the trucking operating segment was recorded in operating expense in the accompanying consolidated income statements. These inputs are classified as Level 3 measurements within the fair value hierarchy.

    The impairment was driven by lower than previously expected financial performance projections, which were updated during the Company's annual financial plan process that takes place in the fourth quarter. Updates to longer-term projections reflect the effects of a trucking recession that has extended beyond previous expectations as well as higher discount rates.

2025 Impairment
    During third quarter 2025, the Company determined that the extended trucking market recession, ongoing economic uncertainty and lower than previously expected financial performance triggered the need to perform an interim impairment assessment for goodwill associated with Quality Carriers. The Company performed a quantitative assessment, which used a combination of the income and market approaches, as of August 1, 2025, to estimate the fair value of Quality Carriers. The income approach used a discounted cash flow model with significant assumptions for future revenue growth, EBITDA margin, capital expenditures and discount rate. The market approach used revenue and EBITDA multiples for selected guideline public companies. These inputs are classified as Level 3 measurements within the fair value hierarchy. Based on the quantitative assessment, CSX concluded the fair value of Quality Carriers did not exceed its carrying value. As a result, all of the remaining Quality Carriers goodwill in the trucking operating segment was determined to be fully impaired and a $164 million impairment charge was recorded in operating expense in the accompanying consolidated income statements.

Additional Information
    In addition to the quantitative assessment of goodwill, CSX evaluated the recoverability of the long-lived assets on the Quality Carriers reporting unit in the trucking operating segment in 2025 and 2024. Based on these assessments, CSX concluded the carrying values of these assets were recoverable and no impairment was recorded.

    The Company performed a qualitative assessment over the goodwill of the reporting units in the rail segment during fourth quarter 2025 and 2024. No impairment was recorded as a result of those assessments.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures
As of December 31, 2025, under the supervision and with the participation of CSX's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were effective at the reasonable assurance level in timely alerting them to material information required to be included in CSX's periodic SEC reports.

Management's Report on Internal Control over Financial Reporting
CSX's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of the management of CSX, including CSX's CEO and CFO, CSX conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, which is also referred to as COSO. Based on that evaluation, management of CSX concluded that the Company's internal control over financial reporting was effective as of December 31, 2025. Management's assessment of the effectiveness of internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

The Company's internal control over financial reporting as of December 31, 2025, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of CSX Corporation

Opinion on Internal Control Over Financial Reporting
We have audited CSX Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CSX Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated income statements, comprehensive income statements, statements of changes in shareholders' equity and cash flow statements for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 12, 2026, expressed an unqualified opinion thereon.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 12, 2026

Changes in Internal Control over Financial Reporting
There were no material changes in the Company's internal control over financial reporting.

Item 9B. Other Information
During the fourth quarter of 2025, none of the Company's directors or officers adopted or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections
Not applicable.

PART III

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance
The Company maintains insider trading policies and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, and employees, as well as the Company itself, that the Company believes are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19 to this Form 10-K.

In accordance with Instruction G(3) of Form 10-K, the remaining information required by this item is incorporated herein by reference to the Proxy Statement. The Proxy Statement will be filed no later than April 30, 2026, with respect to the 2026 annual meeting of shareholders, except for the information regarding the executive officers of the Company. Information regarding executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. Executive Compensation
In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

Item 13. Certain Relationships and Related Transactions, and Director Independence
In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

Item 14. Principal Accounting Fees and Services
In accordance with Instruction G(3) of Form 10-K, the information required by this Item is incorporated herein by reference to the Proxy Statement (see Item 10 above).

CSX CORPORATION
PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

See Index to Consolidated Financial Statements on page 50.

(2) Financial Statement Schedules

The information required by Schedule II, *Valuation and Qualifying Accounts*, is included in Note 5 to the Consolidated Financial Statements, *Casualty, Environmental and Other Reserves*. All other financial statement schedules are not applicable.

(3) Exhibits

See exhibits listed under part *(b)* below.

(b) The documents listed below are being filed or have previously been filed on behalf of CSX and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not previously filed are filed herewith. Pursuant to Regulation S-K, Item 601(b)(4)(iii), instruments that define the rights of holders of the Registrant's long-term debt securities, where the long-term debt securities authorized under each such instrument do not exceed 10% of the Registrant's total assets, have been omitted and will be furnished to the Commission upon request.

Exhibit designation	Nature of exhibit	Previously filed as exhibit to
2.1	Distribution Agreement, dated as of July 26, 2004, by and among CSX Corporation, CSX Transportation, Inc., CSX Rail Holding Corporation, CSX Northeast Holding Corporation, Norfolk Southern Corporation, Norfolk Southern Railway Company, CRR Holdings LLC, Green Acquisition Corp., Conrail Inc., Consolidated Rail Corporation, New York Central Lines LLC, Pennsylvania Lines LLC, NYC Newco, Inc. and PRR Newco, Inc.	September 2, 2004, Exhibit 2.1, Form 8-K
3.1	Amended and Restated Articles of Incorporation of CSX Corporation, effective as of December 16, 2014	February 11, 2015, Exhibit 3.1, Form 10-K
3.2	Articles of Amendment to CSX Corporation's Amended and Restated Articles of Incorporation, as amended	June 7, 2021 Exhibit 3.1, Form 8-K
3.3	Amended and Restated Bylaws of CSX Corporation, effective as of December 7, 2022	December 13, 2022, Exhibit 3.1, Form 8-K

Instruments Defining the Rights of Security Holders, Including Debentures:

4.1(a)(P)	Indenture, dated August 1, 1990, between the Registrant and The Chase Manhattan Bank, as Trustee	September 7, 1990, Form SE
4.1(b)(P)	First Supplemental Indenture, dated as of June 15, 1991, between the Registrant and The Chase Manhattan Bank, as Trustee	May 28, 1992, Exhibit 4(c), Form SE
4.1(c)	Second Supplemental Indenture, dated as of May 6, 1997, between the Registrant and The Chase Manhattan Bank, as Trustee	June 5, 1997, Exhibit 4.3, Form S-4 (Registration No. 333-28523)
4.1(d)	Third Supplemental Indenture, dated as of April 22, 1998, between the Registrant and The Chase Manhattan Bank, as Trustee	May 12, 1998, Exhibit 4.2, Form 8-K
4.1(e)	Fourth Supplemental Indenture, dated as of October 30, 2001, between the Registrant and The Chase Manhattan Bank, as Trustee	November 7, 2001, Exhibit 4.1, Form 10-Q
4.1(f)	Fifth Supplemental Indenture, dated as of October 27, 2003 between the Registrant and The Chase Manhattan Bank, as Trustee	October 27, 2003, Exhibit 4.1, Form 8-K
4.1(g)	Sixth Supplemental Indenture, dated as of September 23, 2004 between the Registrant and JP Morgan Chase Bank, formerly The Chase Manhattan Bank, as Trustee	November 3, 2004, Exhibit 4.1, Form 10-Q

Exhibit designation	Nature of exhibit	Previously filed as exhibit to
4.1(h)	Seventh Supplemental Indenture, dated as of April 25, 2007, between the Registrant and The Bank of New York (as successor to JP Morgan Chase Bank), as Trustee	April 26, 2007, Exhibit 4.4, Form 8-K
4.1(i)	Eighth Supplemental Indenture, dated as of March 24, 2010, between the Registrant and The Bank of New York Mellon (as successor to JP Morgan Chase Bank), as Trustee	April 19, 2010, Exhibit 4.1, Form 10-Q
4.1(j)	Ninth Supplemental Indenture, dated as of February 12, 2019, between CSX and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A., formerly The Chase Manhattan Bank), as Trustee (b)	February 12, 2019, Exhibit 4.1.10, Form S-3ASR
4.1(k)	Tenth Supplemental Indenture, dated as of December 10, 2020, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A., formerly The Chase Manhattan Bank), as Trustee	December 10, 2020 Exhibit 4.3, Form 8-K
4.1(l)	Eleventh Supplemental Indenture, dated as of July 28, 2022, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, N.A., formerly The Chase Manhattan Bank), as Trustee	July 28, 2022, Exhibit 4.3, Form 8-K
4.2	Description of Common Stock	February 14, 2024 Exhibit 4.2, Form 10-K
Material Contracts:		
10.1	Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings LLC, with certain schedules thereto	July 8, 1997, Exhibit 10, Form 8-K
10.2	Amendment No. 1, dated as of August 22, 1998, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings, LLC	June 11, 1999, Exhibit 10.1, Form 8-K
10.3	Amendment No. 2, dated as of June 1, 1999, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings, LLC	June 11, 1999, Exhibit 10.2, Form 8-K
10.4	Amendment No. 3, dated as of August 1, 2000, to the Transaction Agreement by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation, and CRR Holdings, LLC.	March 1, 2001, Exhibit 10.34, Form 10-K
10.5	Amendment No. 4, dated and effective as of June 1, 1999, and executed in April 2004, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings, LLC	August 6, 2004, Exhibit 99.1, Form 8-K
10.6	Amendment No. 5, dated as of August 27, 2004, to the Transaction Agreement, dated as of June 10, 1997, by and among CSX Corporation, CSX Transportation, Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail Inc., Consolidated Rail Corporation and CRR Holdings LLC	September 2, 2004, Exhibit 10.1, Form 8-K
10.7	Shared Assets Area Operating Agreement for Detroit, dated as of June 1, 1999, by and among Consolidated Rail Corporation, CSX Transportation, Inc. and Norfolk Southern Railway Corporation, with exhibit thereto	June 11, 1999, Exhibit 10.6, Form 8-K

Exhibit designation	Nature of exhibit	Previously filed as exhibit to
10.8	Shared Assets Area Operating Agreement for North Jersey, dated as of June 1, 1999, by and among Consolidated Rail Corporation, CSX Transportation, Inc. and Norfolk Southern Railway Company, with exhibit thereto	June 11, 1999, Exhibit 10.4, Form 8-K
10.9	Shared Assets Area Operating Agreement for South Jersey/Philadelphia, dated as of June 1, 1999, by and among Consolidated Rail Corporation, CSX Transportation, Inc. and Norfolk Southern Railway Company, with exhibit thereto	June 11, 1999, Exhibit 10.5, Form 8-K
10.10	Monongahela Usage Agreement, dated as of June 1, 1999, by and among CSX Transportation, Inc., Norfolk Southern Railway Company, Pennsylvania Lines LLC and New York Central Lines LLC, with exhibit thereto	June 11, 1999, Exhibit 10.7, Form 8-K
10.11	Tax Allocation Agreement, dated as of August 27, 2004, by and among CSX Corporation, Norfolk Southern Corporation, Green Acquisition Corp., Conrail Inc., Consolidated Rail Corporation, New York Central Lines LLC and Pennsylvania Lines LLC	September 2, 2004, Exhibit 10.2, Form 8-K
10.12**	CSX Directors' Deferred Compensation Plan effective January 1, 2005	February 22, 2008, Exhibit 10.3, Form 10-K
10.13**	CSX Directors' Matching Gift Plan (as amended through February 9, 2011)	February 18, 2021, Exhibit 10.5, Form 10-K
10.14**	Special Retirement Plan of CSX Corporation and Affiliated Companies (as amended through February 14, 2001)	March 4, 2002, Exhibit 10.23, Form 10-K
10.15**	Supplemental Retirement Benefit Plan of CSX Corporation and Affiliated Companies (as amended through February 14, 2001)	March 4, 2002, Exhibit 10.24, Form 10-K
10.16**	CSX Stock and Incentive Award Plan	May 7, 2010, Exhibit 10.1, Form 8-K
10.17**	CSX Executives' Deferred Compensation Plan (as amended and restated effective July 11, 2023)	February 27, 2025, Exhibit 10.17, Form 10-K
10.18**	CSX 2019 Stock and Incentive Award Plan (incorporated by reference to Appendix A to the registrant's Definitive Proxy Statement on Schedule 14A filed March 22, 2019)	May 8, 2019 Exhibit 10.1, Form 8-K
10.19**	Employment Agreement, dated August 29, 2022, between CSX Corporation and Joseph R. Hinrichs	October 21, 2022, Exhibit 10.1, Form 10-Q
10.20	$1,200,000,000 Five-Year Revolving Credit Agreement, dated as of February 28, 2023, among CSX Corporation, as borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent	March 3, 2023 Exhibit 10.1, Form 8-K
10.21**	Form of LTIP Performance Unit Award Agreement	April 20, 2023, Exhibit 10.2, Form 10-Q
10.22**	Form of LTIP Performance Unit Award Agreement for Joseph R. Hinrichs	April 20, 2023, Exhibit 10.3, Form 10-Q
10.23**	Form of LTIP Stock Option Agreement	April 20, 2023, Exhibit 10.4, Form 10-Q
10.24**	Form of LTIP Stock Option Agreement for Joseph R. Hinrichs	April 20, 2023, Exhibit 10.5, Form 10-Q
10.25**	Form of LTIP Restricted Stock Unit Award Agreement	April 20, 2023, Exhibit 10.6, Form 10-Q
10.26**	Form of LTIP Restricted Stock Unit Award Agreement for Joseph R. Hinrichs	April 20, 2023, Exhibit 10.7, Form 10-Q
10.27**	CSX Corporation Executive Severance Plan, amended and restated as of July 11, 2023	October 20, 2023, Exhibit 10.1, Form 10-Q
10.28**	Form of Change of Control Agreement for Chief Executive Officer, effective as of July 11, 2023	October 20, 2023, Exhibit 10.2, Form 10-Q
10.29**	Form of Change of Control Agreement for Executive Vice President, effective as of July 11, 2023	October 20, 2023, Exhibit 10.3, Form 10-Q

Exhibit designation	Nature of exhibit	Previously filed as exhibit to
10.30**	Form of Change of Control Agreement for Senior Vice President/Vice President, effective as of July 11, 2023	October 20, 2023, Exhibit 10.4, Form 10-Q
10.31**	Employment Separation Agreement and Release Form, effective as of August 30, 2023, between CSX and Jamie J. Boychuk	October 20, 2023, Exhibit 10.5, Form 10-Q
10.32**	Non-Compete Agreement	February 27, 2025, Exhibit 10.34, Form 10-K
10.33**	Employment Separation Agreement and Release, dated September 28, 2025, between CSX Corporation and Joseph R. Hinrichs	October 16, 2025, Exhibit 10.4, Form 10-Q
10.34**	Employment Agreement, dated September 26, 2025, between CSX Corporation and Stephen Angel	October 16, 2025, Exhibit 10.1, Form 10-Q
10.35**	Change of Control Agreement, dated September 28, 2025, between CSX Corporation and Stephen Angel	October 16, 2025, Exhibit 10.2, Form 10-Q
10.36**	Confidentiality, Non-Solicitation and Non-Competition Agreement, made and entered into as of September 27, 2025, between CSX Corporation, and Stephen Angel	October 16, 2025, Exhibit 10.3, Form 10-Q
10.37* **	LTIP Performance Unit Award Agreement for Stephen Angel, effective as of October 1, 2025	
10.38* **	LTIP Stock Option Agreement for Stephen Angel, effective as of October 1, 2025	
10.39* **	Employment Separation Agreement and Release Form, effective as of October 28, 2025, between CSX and Sean R. Pelkey	
Officer certifications:		
31*	Rule 13a-14(a) Certifications	
32*	Section 1350 Certifications	
Interactive data files:		
101*	The following financial information from CSX Corporation's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on February 12, 2026, formatted in XBRL includes: (i) Consolidated Income Statements for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, (ii) Consolidated Comprehensive Income Statements for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, (iii) Consolidated Balance Sheets at December 31, 2025 and December 31, 2024, (iv) Consolidated Cash Flow Statements for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, (v) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, and (vi) the Notes to Consolidated Financial Statements.	
104*	The cover page from CSX Corporation's Annual Report on Form 10-K for the year ended December 31, 2025 formatted in iXBRL (Inline eXtensible Business Reporting Language) and contained in Exhibit 101.	

Exhibit designation	Nature of exhibit	Previously filed as exhibit to
Other exhibits:		
19*	Insider Trading Policy	
21*	Subsidiaries of the Registrant	
23*	Consent of Independent Registered Public Accounting Firm	
24*	Powers of Attorney	
97	Financial Statement Compensation Recoupment Policy	February 14, 2024, Exhibit 97, Form 10-K

* Filed herewith

** Management Contract or Compensatory Plan or Arrangement

(P) This Exhibit has been paper filed and is not subject to Item 601 of Reg S-K for hyperlinks.

Note: Items not filed herewith have been submitted in previous SEC filings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSX CORPORATION
(Registrant)

By: /s/ ANGELA C. WILLIAMS
      Angela C. Williams
      Vice President and Chief Accounting Officer
      (Principal Accounting Officer)

Dated: February 12, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 12, 2026.

Signature	Title
/s/ STEPHEN F. ANGEL Stephen F. Angel	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ KEVIN S. BOONE Kevin S. Boone	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ ANGELA C. WILLIAMS Angela C. Williams	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ MICHAEL S. BURNS Michael S. Burns	Senior Vice President and Chief Legal Officer, Corporate Secretary *Attorney-in-Fact

SIGNATURES

Signature	Title
* John J. Zillmer	Chairman of the Board and Director
* Ann D. Begeman	Director
* Thomas P. Bostick	Director
* Anne H. Chow	Director
* Steven T. Halverson	Director
* Paul C. Hilal	Director
* David M. Moffett	Director
* Linda H. Riefler	Director
* Suzanne M. Vautrinot	Director
* James L. Wainscott	Director
* J. Steven Whisler	Director

Exhibit 19

CSX CORPORATION

INSIDER TRADING POLICY

CSX Policy Owner: Office of the Corporate Secretary
Effective Date: Revised December 2025

Objective

This CSX Insider Trading Policy (the "**Policy**" or "**Insider Trading Policy**") is intended to reinforce compliance with applicable federal securities laws by CSX Corporation and its subsidiaries (collectively, "**CSX**" or the "**Company**") and all directors, officers and employees thereof. In addition, the Policy discusses the potential legal consequences and disciplinary actions for trading on the basis of material nonpublic information or sharing such information with others who may do so.

Highlights

- This Policy outlines conduct prohibited under federal securities laws, as well as potential legal penalties and disciplinary action that may result from a violation of this Policy.

- This Policy provides guidance related to the handling of material nonpublic information.

- This Policy provides guidance on transactions involving CSX securities, including trading windows and blackout periods, as well as the procedures for Covered Persons to obtain pre-clearance for such transactions.

Common Terms Used Throughout This Policy

"Blackout Periods" are the periods during which Covered Persons are prohibited from trading in CSX securities (except for transactions governed by a 10b5-1 Plan).

"Covered Persons" are individuals subject to the additional requirements and restrictions set forth in Article III of the Policy and include members of the Board of Directors, executive officers and certain other employees of the Company, as identified by senior management, who regularly may have access to material nonpublic information about the Company.

"Material Information" - In general, information is "material" if a reasonable investor would consider it important in making a decision to buy, sell or hold securities or on how to vote those securities. Material information can be positive or negative. You should consider any information that could be expected to affect the Company's stock price to be material. Examples of material information include, but are not limited to, information relating to:

> the financial condition and operating results of a company, including earnings information,
> significant regulatory developments,
> the possibility of mergers, acquisitions or takeovers,
> the possible initiation of a proxy fight,
> the purchase or sale of major assets,
> securities offerings,
> important business developments, such as significant changes in operations or business plans, stock splits or changes in dividend or stock repurchase policies,
> a change in auditors or notification that the auditor's reports may no longer be relied upon,
> significant changes in the board or senior management,
> significant disputes, claims, investigations or litigation or litigation developments or the resolution thereof,
> significant labor disputes or negotiations or the resolution thereof, and
> significant cybersecurity or data protection incidents.

Keep in mind that enforcement authorities judging securities transactions will do so after the fact, and will use hindsight in judging what is "material". When in doubt, information should be presumed to be material.

"Nonpublic Information" - Information is "nonpublic" if it has not been disclosed to the public generally. For information to be considered public, it must have been widely disseminated and the investing public must have had time to absorb the information. You should consider information nonpublic until the second business day after the information is publicly released through a press release or a widely circulated public disclosure document filed with the SEC, such as a prospectus, Form 10-K, Form 10-Q or Form 8-K report. For example, if information is disclosed via press release before the market opens on a Monday, it can be considered public beginning that Wednesday.

"Pre-Clearance" is the process that all Covered Persons must follow prior to engaging in a transaction in CSX securities.

"Tipping" is the sharing of information with others who might trade or recommend sales or purchases to others based on that information.

"Transactions" include the purchase and sale of: (i) CSX securities, (ii) derivatives of CSX securities, excluding awards of employee stock options, and (iii) securities within the Company's employee benefit plans, including but not limited to the Company's 401(k) plans or Employee Stock Purchase Plan, as applicable.

Important Sources of Information

If you need additional information, please call the Office of the Corporate Secretary at (904) 359-3256.

Information provided in this Policy is for internal CSX use only and should not be communicated to, or duplicated for, any outside party without written permission from the Law Department.

I. BACKGROUND

A. Purpose

CSX is an issuer of securities that are registered with the Securities and Exchange Commission (the "**SEC**"). Such registration allows the securities to be publicly traded, but also imposes obligations upon the Company and its directors, officers and employees. The purpose of this Insider Trading Policy is to reinforce compliance with applicable federal securities laws by CSX and its directors, officers and employees.

B. General

The purchase or sale of CSX securities while aware of material nonpublic information, or the disclosure of such information to others who may trade or recommend sales or purchases to others on the basis of that information ("**tipping**"), is prohibited by federal securities laws. In addition, CSX, members of management or directors could be penalized as controlling persons of those who trade on material nonpublic information even if not involved in the prohibited activities themselves.

In addition, CSX itself must comply with federal securities laws applicable to its own securities trading activities, and will not effect transactions in respect of its securities, or adopt any securities repurchase plans, when it is in possession of material nonpublic information, other than in compliance with applicable law, subject to the policies and procedures attached as Exhibit A hereto and with the prior approval of the Senior Vice President - Chief Legal Officer and Corporate Secretary or the Assistant Corporate Secretary, or their designees.

C. Legal Penalties

The penalties for trading on material nonpublic information are severe, and can include disgorgement of the unlawful profits, civil penalties of up to three times the profit gained or loss avoided, criminal fines of up to $5,000,000 and/or a jail term of up to 20 years.

In addition, a person who tips material nonpublic information to others may also be liable for transactions by the tippees to whom he or she has disclosed such information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction. A tipper also can be criminally liable even when they did not stand to gain monetarily from disclosing the information (which can include disclosing to a friend or relative) if they received some personal benefits from sharing the information.

D. CSX Disciplinary Action

The legal penalties described above are in addition to disciplinary action by CSX, up to and including termination of employment, for violation of this Policy.

II. STATEMENT OF POLICY APPLICABLE TO ALL CSX DIRECTORS, OFFICERS AND EMPLOYEES

A. Restrictions on CSX Trades and Use of Company Information

No CSX director, officer or employee (including a director, officer or employee of any CSX subsidiary) (an "**Insider**") may purchase, sell or otherwise conduct transactions in any CSX security while he or she is aware of material nonpublic information about CSX. Former employees of CSX remain subject to the provisions of the Insider Trading Policy until they no longer possess material nonpublic information about the Company. In addition, CSX directors, officers and employees may not disclose information to others who might trade or recommend sales or purchases to others based on that information.

B. Safeguarding Material Nonpublic Information

All employees must maintain the confidentiality of material nonpublic information to comply with federal securities laws and for competitive, security and other business reasons. In addition to the prohibition against trading while aware of material nonpublic information or tipping such information to others, federal securities laws prohibit the selective disclosure of material nonpublic information. The Company has, therefore, established procedures for releasing all material nonpublic information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release.

CSX directors, officers and employees should not disclose any material nonpublic information (or any other confidential information) to anyone except persons within the Company or third party agents of the Company (e.g., lawyers, accountants, investments bankers) whose positions or responsibilities require knowledge of the information. Material nonpublic information should not be conveyed to a third party agent until an express understanding has been reached that such information: (i) is not to be used for trading purposes; and (ii) may not be further disclosed except as authorized by the Company. Prior to disclosing such information to a third party agent, please consult with the Law Department to inquire whether a written Confidentiality or Nondisclosure Agreement is required.

The utmost care must be exercised at all times when discussing material nonpublic information. Accordingly, such information should not be discussed in public places, electronic forums, online chatrooms or through unsecure email. To ensure that CSX's confidences are protected to the maximum extent possible, no individuals other than specifically authorized personnel may communicate material information to the public or respond to inquiries from media, analysts or others outside of CSX. Please see the CSX Regulation FD and Corporate Communications Policy for more information.

Notwithstanding anything to the contrary in this policy or otherwise, nothing in Section II.B hereof or any other provision of this Policy or otherwise shall prohibit or impede CSX directors, officers and employees from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (a "Governmental Entity"), without notifying the Company, with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that in each case such communications and disclosures are consistent with and protected under the provisions of an applicable whistleblower protection law (collectively, the "Protected Activity"). The Company may not retaliate against CSX directors, officers and employees for any Protected Activity, and nothing in this Agreement requires CSX directors, officers and employees to waive any monetary award or other payment which CSX directors, officers and employees might be entitled to receive from a Governmental Entity in connection with any Protected Activity.

C. Restrictions on Trades in Securities of Other Public Companies

CSX directors, officers and employees may not trade in any security of another public company or any derivative instrument (including, but not limited to, option contracts, swap contracts, warrants and rights) relating thereto while aware of material nonpublic information about that company learned through their employment or position with CSX.

Additionally, CSX directors, officers and employees who know of any such material nonpublic information may not communicate that information to, or tip, any other person, including family members and friends.

D. Prohibitions on Hedging and Speculative Transactions Involving CSX Securities and Short Sales

"Covered Persons" as defined below are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of CSX securities. Notwithstanding the foregoing, CSX officers and employees may exercise stock options granted by CSX in accordance with this Policy, other Company policies and the terms of the applicable stock option grant.

In addition, such persons may not engage in "short sales" of CSX securities. A "**short sale**" is the sale of securities that are not then owned by the person selling such securities. In other words, the seller borrows and then sells the securities with the hope that the price of the securities will fall and allow the seller to repurchase and return the borrowed securities at a lower price. Thus, a short sale of CSX securities puts the best interests of the Company and its shareholders (i.e., an increase in the price of the security) in conflict with the short seller's potential for personal gain (i.e., a decrease in the price of the security).

E. Pledging of Securities, Margin Accounts

Pledged securities may be sold by the pledgee without the pledgor's consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer's consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an Insider possesses material nonpublic information or is otherwise not permitted to trade in CSX securities, the Company prohibits its directors, officers and employees from pledging CSX securities in any circumstance, including by purchasing CSX securities on margin or holding CSX securities in a margin account.

F. Gifts of Securities

As a general matter, gifts of CSX securities, including gifts to charitable organizations, should only be made (i) when an Insider is not in possession of material nonpublic information, (ii) outside of any applicable blackout periods, and (iii) in the case of Covered Persons, after receiving pre-clearance as described in Section III.C hereof.

G. Restrictions on People and Entities Close to CSX Directors, Officers and Employees

Except as otherwise agreed to in writing by the Company, this Insider Trading Policy and the procedures herein also apply to the family members of CSX directors, officers and employees and the securities transactions of persons (including corporations, partnerships, other entities, trusts and estates) or accounts over which CSX directors, officers and employees (or such person's family members) exercise investment discretion or control (such as a person's service as an officer or partner of an organization or as a fiduciary of a trust that trades in securities). "**Family members**" means a person's spouse, partner, minor children, adult children primarily dependent for financial support and any relatives living in such person's home.

III. ADDITIONAL PROCEDURES FOR DIRECTORS AND CERTAIN EMPLOYEES

CSX has adopted the following additional procedures for "**Covered Persons**", who include members of the Board of Directors, executive officers and certain other employees of the Company, as identified by senior management, who regularly may have access to material nonpublic information about the Company. The Office of the Corporate Secretary will inform officers and other employees if they have been designated as a Covered Person for purposes of these additional procedures. This Section continues to apply to former Covered Persons until the later of: (i) the second full trading day following the public release of earnings for the fiscal quarter in which such person leaves CSX or is no longer considered a Covered Person; or (ii) the second full trading day after any material nonpublic information known to such person has become public or is no longer material.

A. Trading Windows and Blackout Periods

Covered Persons are generally permitted to engage in transactions in CSX securities outside of the period commencing on the ninth calendar day of the last calendar month of each fiscal quarter through the first trading day following an earnings release (each, a "**blackout period**"). Thus, the trading window runs from the second trading day following an earnings release through the eighth day of the last calendar month of each fiscal quarter. In other words, if the Company issues its earnings release on a Tuesday after the market closes, the trading window would open on Thursday. For purposes of this Policy, "**trading day**" is defined as a day on which the NASDAQ Global Select Market ("**NASDAQ**") is open for trading. Of course, these trading windows are not "safe harbors" that ensure compliance with federal securities laws. Transactions during open trading windows are permitted only if the Covered Person is not aware of any material nonpublic information at the time of the trade.

B. Event-Specific Blackout Periods

From time to time, an event may occur that requires the Senior Vice President - Chief Legal Officer and Corporate Secretary to designate an unplanned blackout period (an "**Event-Specific Blackout Period**") for individuals with knowledge of the event ("**Designated Persons**"). So long as the event remains material and nonpublic, the Designated Persons may not trade in CSX securities. The existence of an Event-Specific Blackout Period shall not be announced other than to those who are aware of the event giving rise to the blackout. Any person made aware of the existence of an Event-Specific Blackout Period shall not disclose the existence of the blackout to any other person.

C. Pre-Clearance Procedures

All transactions in CSX securities by a Covered Person must be pre-cleared with the Senior Vice President - Chief Legal Officer and Corporate Secretary or the Assistant Corporate Secretary prior to the transaction; provided, however, that all transactions in CSX securities by a director or the Chief Executive Officer must be pre-cleared with the Senior Vice President - Chief Legal Officer and Corporate Secretary, and transactions by the Senior Vice President - Chief Legal Officer and Corporate Secretary must be pre-cleared with either the Chief Executive Officer or the Chief Financial Officer.

Covered Persons should make their request for pre-clearance using the REQUEST FOR APPROVAL FORM (a copy of which can be obtained through the Office of the Corporate Secretary) at least one business day prior to the date such person wants to trade in order to give sufficient time for review of the request. A Covered Person's request should indicate the anticipated trading date. As part of the written request, a Covered Person must certify that he or she is not in possession of material nonpublic information about CSX. Pre-clearance of a trade is valid for five full business days, during which time the requested transaction is permitted unless the Covered Person becomes aware of material nonpublic information during that time. For example, if pre-clearance was granted on Thursday prior to the market opening, the pre-clearance would be valid for Thursday and Friday and the following Monday, Tuesday and Wednesday. If pre-clearance is received after the market opens for trading, it will be valid for the following five business days as well as the balance of the trading day on the date of approval. For example, if a Covered Person received pre-clearance at 12:00 p.m. on Thursday, the pre-clearance would be valid for Friday and the following Monday, Tuesday, Wednesday and Thursday, as well the balance of the trading day on the Thursday on which pre-clearance is received. Pre-clearance of a transaction will be made in writing, and such written approval will be filed in the Office of Corporate Secretary. Pre-clearance does not constitute investment advice or guarantee that the transaction complies with federal securities laws.

Covered Persons that are subject to Section 16 of the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**") (i.e., those directors and executive officers who have filed a Form 3 and are required to file Forms 4 and 5), are reminded of their reporting obligations and possible liability to CSX for "short-swing profits" for transactions in CSX stock or options. These pre-clearance procedures will help us to assist Covered Persons in complying with their Section 16 obligations. If you have any questions in this regard, please contact the Office of the Corporate Secretary before buying or selling CSX stock or exercising CSX options.

D. Stock Ownership Guidelines

CSX believes that, in order to align the interests of management and the Board of Directors with those of its shareholders, it is important that the officers and directors hold a meaningful ownership position in CSX common stock relative to their base salary or annual retainer, as applicable. To achieve this alignment, CSX has established the following formal stock ownership guidelines.

Position	Minimum Value
Chief Executive Officer	6 times base salary
Executive Vice Presidents	4 times base salary
Senior Vice Presidents	3 times base salary
Vice Presidents and Equivalent	1 time base salary
Non-management directors	5 times annual retainer

Officers and directors must retain 100% of their net shares issued until the guidelines are achieved.

IV. RULE 10B5-1 PLANS

Transactions under a pre-existing written plan, contract, instruction or arrangement under Rule 10b5-1 ("**Rule 10b5-1**") of the Exchange Act (a "**10b5-1 Plan**"), will not be subject to this Insider Trading Policy so long as:

1. For Covered Persons, the 10b5-1 Plan (and any revision or amendment thereto) has been reviewed and approved by the Senior Vice President - Chief Legal Officer and Corporate Secretary or the Assistant Corporate Secretary (or (i) in the case of members of the Company's Board of Directors or the Chief Executive Officer, the Senior Vice President - Chief Legal Officer and Corporate Secretary, or (ii) in the case of the Senior Vice President - Chief Legal Officer and Corporate Secretary, either (a) the Chief Executive Officer or (b) the Chief Financial Officer);

2. For the Company, the 10b5-1 Plan has been reviewed and approved in accordance with the procedures described in Exhibit A hereto;

3. For any director or officer of CSX, such plan includes a representation by such director or officer certifying that, on the date of adoption of such plan: (i) the individual director or officer is not aware of any material nonpublic information about the security or CSX; and (ii) the individual director or officer is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act or the rules promulgated thereunder.

4. The 10b5-1 Plan (and any revision or amendment thereto) was entered into: (i) (a) in good faith, and was not entered into as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act or the rules promulgated thereunder, and (b) by a person acting in good faith with respect to such plan, and (ii) at a time when such person: (a) is not in possession of material nonpublic information about CSX and (b) is not subject to any applicable blackout period;

5. The 10b5-1 Plan (i) specifies the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; or (ii) includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; and

6. The 10b5-1 Plan (and any revision or amendment thereto) (other than any 10b5-1 Plan of CSX) includes a "cooling off" period between the entry into the 10b5-1 Plan and the effectiveness of any trades or transaction pursuant to such plan:

    a. In the case of directors or officers of CSX, such 10b5-1 Plan specifies that trades may not execute under the 10b5-1 Plan until the later of (a) 90 days after the date of adoption or amendment of the 10b5-1 Plan and (b) 2 business days following CSX's filing of a quarterly or annual report covering the financial reporting period in which the 10b5-1 Plan was adopted or amended, but not later than 120 days after the date of adoption or amendment of the 10b5-1 Plan; or

    b. In the case of all others (other than CSX) entering into a 10b5-1 Plan, such 10b5-1 Plan specifies that trades may not execute under the 10b5-1 Plan for a period of at least 30 days after the date of adoption or amendment of the 10b5-1 Plan.

An Insider may have only one 10b5-1 Plan in effect at any time, except that a written, irrevocable election (an "**Election**") by such Insider to sell a portion of shares as necessary to satisfy statutory tax withholding obligations arising solely from the vesting of compensatory awards (not including options) ("**Sales to Cover**") is permitted, provided that (a) the Election is not made during any applicable blackout period, (b) at the time of the Election, the Insider is not aware of any material nonpublic information about CSX, (c) the Sales to Cover are made in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act or the rules promulgated thereunder, (d) the Insider does not have, and will not attempt to exercise, authority, influence or control over any such Sales to Cover, and (e) the Election contains appropriate representations as to clauses (b)-(d).

An Insider may adopt a new 10b5-1 Plan to replace an existing 10b5-1 Plan before the scheduled termination date of such existing 10b5-1 Plan, so long as the first scheduled trade under the new 10b5-1 Plan does not occur until after all trades under the existing 10b5-1 Plan are completed or expire without execution (subject to any cooling-off periods described in clause 6 above). A series of separate contracts with different brokers to execute trades under a 10b5-1 Plan may be treated as a single plan, provided the contracts as a whole meet the conditions under Rule 10b5-1, and provided further that any amendment of one contract is treated as an amendment of all of the contracts under the plan.

In any 12-month period, an Insider is limited to one "single-trade plan" — one designed to effect the open market purchase or sale of the total amount of the securities subject to the plan as a single transaction. The following do not constitute single-trade plans: (a) a 10b5-1 Plan that gives discretion to an agent over whether to execute the 10b5-1 Plan as a single transaction or that provides the agent's future acts depend on facts not known at the time the 10b5-1 Plan's adoption and might reasonably result in multiple transactions and (b) Sales to Cover.

A 10b5-1 Plan may only be suspended or terminated (i) outside of any applicable blackout period, (ii) at a time when such person is not in possession of material nonpublic information about CSX and (iii) in the case of Covered Persons, after receiving pre-clearance as described in Section III.C hereof.

* * * * * *

If you have any questions about this Policy or its application, please contact the Office of the Corporate Secretary at (904) 359-3256 or corporatesec@csx.com. You should discuss any questions with respect to the applicability of this Policy to any information or securities transaction <u>before</u> and not <u>after</u> any transaction.

CSX TRADING POLICIES AND PROCEDURES

These policies and procedures govern repurchases of CSX equity securities ("**Repurchases**") approved from time to time by the Board of Directors (the "**Board**") of CSX to help ensure that such Repurchases are not made, or a share repurchase plan is not adopted, when CSX is in possession of material nonpublic information concerning CSX ("**MNPI**"). Capitalized terms used but not defined herein have the respective meanings given to them in CSX's Insider Trading Policy.

1. *Policy*. It is CSX's policy that no Repurchases may take place inside a blackout period or when CSX is otherwise in possession of MNPI, other than Repurchases made pursuant to a 10b5-1 Plan or otherwise in compliance with applicable law.

2. *Trading Activity*. Any Repurchases, or the adoption of a 10b5-1 Plan to effect Repurchases, shall be subject to the following procedures:

    a. The adoption of a 10b5-1 Plan (and any revision or amendment thereto) shall be subject to prior written approval by the Senior Vice President - Chief Legal Officer and Corporate Secretary and the Executive Vice President – Chief Financial Officer. Each of the foregoing officers shall take such steps as he or she deems reasonably necessary to ascertain that CSX is not in possession of MNPI at the time of plan adoption, including but not limited to consulting with other members of senior management (each, an "**Authorized Officer**") and/or legal counsel.

    b. With respect to Repurchases that have been approved by the Board, if at any time during the period such Repurchases are scheduled to take place, the Senior Vice President - Chief Legal Officer and Corporate Secretary or any Authorized Officer become aware of any MNPI, they shall notify the relevant employee(s) at CSX responsible for effecting Repurchases as soon as practicable to suspend such Repurchases.

    c. Once the Senior Vice President - Chief Legal Officer and such Authorized Officer are satisfied that, to their knowledge, CSX is no longer in possession of MNPI, they shall notify the relevant employee(s) that CSX may resume its Repurchases.

3. *Recordkeeping*. The Senior Vice President - Chief Legal Officer and Corporate Secretary and Executive Vice President – Chief Financial Officer, or their designees, shall maintain a record of the communications referred to in these policies and procedures in compliance with CSX's recordkeeping policies.

4. *Training*. CSX directors, officers and employees who are involved in CSX's securities trading activities shall be provided training on the Trading Policy and these policies and procedures consistent with CSX's employee training policies.

5. *Modification or Waiver*. These policies and procedures may be modified, and specific requirements therein may be waived, subject to approval by the Senior Vice President - Chief Legal Officer and Corporate Secretary if such modifications or waivers are appropriate based on particular facts and circumstances, and in compliance with applicable law.

6. *Amendments*. These policies and procedures will be reviewed periodically as determined by the Senior Vice President - Chief Legal Officer and Corporate Secretary.

Exhibit 21

Subsidiaries of the Registrant

As of December 31, 2025, the Registrant was the beneficial owner of 100% of the common stock of the following significant subsidiaries:

      CSX Transportation, Inc. (a Virginia corporation)

As of December 31, 2025, none of the other subsidiaries included in the Registrant's consolidated financial statements constitute a significant subsidiary.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-8 No. 333-238807) pertaining to the CSX Corporation 401(K) Plan,

2) Registration Statement (Form S-8 No. 333-231259) pertaining to the CSX 2019 Stock and Incentive Award Plan,

3) Registration Statement (Form S-8 No. 333-226248) pertaining to the CSX Corporation 2018 Employee Stock Purchase Plan,

4) Registration Statement (Form S-8 No. 333-201172) pertaining to the CSX Directors' Deferred Compensation Plan,

5) Registration Statements (Form S-8 Nos. 333-201167 and 333-251550) pertaining to the CSX Executives' Deferred Compensation Plan,

6) Registration Statement (Form S-8 No. 333-166769) pertaining to the 2010 CSX Stock and Incentive Award Plan,

7) Registration Statement (Form S-8 No. 333-160652) pertaining to the CSX Corporation Capital Builder Plan,

8) Registration Statement (Form S-8 No. 333-110589) pertaining to the 2002 Deferred Compensation Plan of CSX Corporation and Affiliated Companies,

9) Registration Statement (Form S-8 No. 333-160651) pertaining to the CSX Omnibus Incentive Plan,

10) Registration Statement (Form S-8 No. 033-57029) pertaining to the 1987 Long-Term Performance Stock Plan, and

11) Registration Statement (Form S-3 No. 333-285319) pertaining to (i) CSX Corporation's Debt Securities, Warrants, Preferred Stock, Common Stock, Depositary Shares, Purchase Contracts, Units, Guarantees of Debt Securities of CSX Transportation, Inc. and Guarantees of Trust Preferred Securities Of CSX Capital Trust I, (ii) CSX Transportation, Inc.'s Debt Securities and (iii) CSX Capital Trust I's Trust Preferred Securities;

of our reports dated February 12, 2026, with respect to the consolidated financial statements of CSX Corporation and the effectiveness of internal control over financial reporting of CSX Corporation included in this Annual Report (Form 10-K) of CSX Corporation for the year ended December 31, 2025.

/s/ Ernst & Young LLP

Jacksonville, Florida
February 12, 2026

Exhibit 24

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned directors of CSX CORPORATION, a Virginia Corporation, which is to file with the Securities and Exchange Commission, Washington, D. C., a Form 10-K for fiscal year ended December 31, 2025 hereby constitutes and appoints Angela C. Williams and Michael S. Burns his/her true and lawful attorneys-in-fact and agents, for him/her and in his/her name, place and stead to sign said Form 10-K, and any and all amendments thereto, with power where appropriate to affix the corporate seal of CSX Corporation thereto and to attest said seal, and to file said Form 10-K, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

/s/ JOHN J. ZILLMER	/s/ DAVID M. MOFFETT
John J. Zillmer	David M. Moffett
February 12, 2026	February 12, 2026
/s/ ANN D. BEGEMAN	/s/ LINDA H. RIEFLER
Ann Begeman	Linda H. Riefler
February 12, 2026	February 12, 2026
/s/ THOMAS P. BOSTICK	/s/ SUZANNE M. VAUTRINOT
Thomas P. Bostick	Suzanne M. Vautrinot
February 12, 2026	February 12, 2026
/s/ ANNE H. CHOW	/s/ JAMES L. WAINSCOTT
Anne H. Chow	James L. Wainscott
February 12, 2026	February 12, 2026
/s/ STEVEN T. HALVERSON	/s/ J. STEVEN WHISLER
Steven T. Halverson	J. Steven Whisler
February 12, 2026	February 12, 2026
/s/ PAUL C. HILAL	
Paul C. Hilal	
February 12, 2026	

Exhibit 31

CERTIFICATION OF CEO AND CFO PURSUANT TO EXCHANGE ACT RULE

13a - 14(a) OR RULE 15d-14(a)

I, Stephen F. Angel, certify that:

1. I have reviewed this Annual Report on Form 10-K of CSX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 12, 2026

/s/ STEPHEN F. ANGEL

Stephen F. Angel

President and Chief Executive Officer

I, Kevin S. Boone, certify that:

1. I have reviewed this Annual Report on Form 10-K of CSX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 12, 2026

/s/ KEVIN S. BOONE

Kevin S. Boone
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION OF CEO AND CFO REQUIRED BY RULE 13a-14(b) OR RULE 15D-14(b) AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE U.S. CODE

In connection with the Annual Report of CSX Corporation on Form 10-K for the fiscal year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen F. Angel, Chief Executive Officer of the registrant, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: February 12, 2026

/s/ STEPHEN F. ANGEL

Stephen F. Angel
President and Chief Executive Officer

In connection with the Annual Report of CSX Corporation on Form 10-K for the fiscal year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin S. Boone, Chief Financial Officer of the registrant, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: February 12, 2026

/s/ KEVIN S. BOONE

Kevin S. Boone
Executive Vice President and Chief Financial Officer



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